    As filed with the Securities and Exchange Commission on January 15, 1999
                                                     Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                           THE FAIRCHILD CORPORATION
             (Exact name of registrant as specified in its charter)

                                ---------------

         Delaware                    3452                    34-0728587
     (State or other          (Primary Standard           (I.R.S. Employer
     jurisdiction of      Industrial Classification    Identification Number)
     incorporation or            Code Number)
      organization)

                              45025 Aviation Drive
                                   Suite 400
                             Dulles, Virginia 20166
                                 (703) 478-5800
  (Address, including ZIP Code, and telephone number, including area code, of registrant's principal executive offices)

                             DONALD E. MILLER, ESQ.
                           Executive Vice President,
                         General Counsel and Secretary
                           The Fairchild Corporation
                              45025 Aviation Drive
                                   Suite 400
                             Dulles, Virginia 20166
 (Name, address, including ZIP Code, and telephone number, including area code, of agent for service)

                                   Copies to:
          JAMES J. CLARK, ESQ.                    STEVEN WOLOSKY, ESQ.
        Cahill Gordon & Reindel            Olshan Grundman Frome Rosenzweig &
             80 Pine Street                           Wolosky LLP
           New York, NY 10005                       505 Park Avenue
       Telephone: (212) 701-3000                   New York, NY 10022
       Facsimile: (212) 269-5420               Telephone: (212) 753-7200
                                               Facsimile: (212) 755-1467

                                ---------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger contemplated by the Agreement and Plan of Merger, dated as of January 11, 1999, described in the Proxy Statement/Prospectus included in this Registration Statement, have been satisfied or waived.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.

                                ---------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                           Proposed        Proposed
 Title of each class of      Amount        maximum         maximum
    securities to be          to be     offering price    aggregate         Amount of
       registered         registered(1)   per share    offering price(2) registration fee
-----------------------------------------------------------------------------------------
 Class A Common Stock,
  $0.10 par value per
  share.................    3,854,952        N/A         $53,778,648         $14,951
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

(1) Amount to be registered is estimated based upon the maximum ratio of shares, of the Registrant's Class A Common Stock for which a share of Banner Aerospace, Inc. common stock may be exchanged after the merger, and assumes the conversion into Banner Aerospace, Inc. common stock of all outstanding shares of Banner Aerospace, Inc. preferred stock and the exercise of all options to purchase shares of Banner Aerospace, Inc. common stock that are being assumed by the Registrant.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933, as amended, on the basis of the proposed merger consideration of $11.00 in market value of the Registrant's Class A Common Stock for each share of Banner common stock, multiplied by 4,888,968, the maximum number of shares of Banner common stock to be converted in the merger.

                                ---------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of this Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             BANNER AEROSPACE, INC.
                              45025 Aviation Drive
                                   Suite 300
                             Dulles, VA 20166-7556

                                                                          , 1999

Dear Fellow Banner Stockholder:

   Enclosed are a Notice of Special Meeting, Proxy Statement/Prospectus and Proxy and Election Form relating to a special meeting of Banner Aerospace, Inc.
to be held at          , on     , 1999, at   a.m., local time.

   At this meeting, you will be asked to consider and vote upon the approval of an Agreement and Plan of Merger, dated as of January 11, 1999 (the "Merger Agreement"), a copy of which is attached as Appendix A to the attached Proxy Statement/Prospectus, pursuant to which MTA, Inc., a wholly-owned subsidiary of The Fairchild Corporation, will merge with and into Banner, and Banner will become a wholly-owned subsidiary of Fairchild. Currently, Fairchild owns approximately 85% of Banner's capital stock, consisting of Banner common stock and Banner preferred stock, and public shareholders own the remainder. Fairchild has agreed to vote its shares of Banner common stock in favor of the merger.

   In the merger, each share of Banner common stock you own will be converted into the right to receive $11.00 in market value of shares of Fairchild Class A Common Stock. The $11.00 per share price represents a 25.7% premium over $8.75 per share, the closing market price of Banner common stock on December 2, 1998, which was the last full trading day before Fairchild announced that it had made a proposal to acquire the shares owned by the public stockholders of Banner. The $11.00 per share price may be adjusted based on the price of Fairchild Class A Common Stock and the value of certain shares of AlliedSignal Inc. common stock owned by Banner. An independent Special Committee formed by Banner's Board of Directors negotiated this price and the terms and conditions of the merger. The Special Committee has received the opinion of its financial advisor to the effect that the consideration to be received in the merger by the holders of Banner common stock (other than Fairchild and its affiliates) is fair to such holders from a financial point of view. Under Delaware law, holders of Banner common stock are not entitled to exercise dissenters' rights in connection with the merger.

   The Board of Directors of Banner, acting on the unanimous recommendation of the Special Committee, has approved the Merger Agreement with Fairchild. The Special Committee and the Board of Directors believe that the proposed merger is in the best interests of Banner's stockholders, other than Fairchild and its affiliates. Therefore, the Board of Directors of Banner recommends that you vote in favor of the Merger Agreement.

   The Banner Board of Directors formed the Special Committee because some of the nine board members have conflicts of interest regarding the merger. In order to avoid these conflicts of interest, the Board of Directors formed the Special Committee to evaluate the fairness of the merger to the stockholders of Banner, excluding Fairchild and its affiliates. The Special Committee is composed of three Banner board members who are not employees of Banner or Fairchild and who do not have commercial relationships with Fairchild or its subsidiaries.

   Please read carefully the Proxy Statement/Prospectus, which describes in more detail the Merger Agreement and the transactions contemplated thereby, including a description of the conditions to consummation of the merger and the effects of the merger on the rights of Banner stockholders.

   Whether or not you plan to attend the Special Meeting, I urge you to complete, sign and promptly return the enclosed proxy card to ensure that your shares will be voted at the meeting. The merger is an important decision for Banner and its stockholders. The affirmative vote of a majority of the shares of Banner common stock entitled to vote at the Special Meeting is required for approval of the Merger Agreement and the transactions contemplated thereby. Fairchild has agreed to vote its shares of Banner common stock for approval of the Merger Agreement.

   On behalf of the Board of Directors of Banner, I thank you for your support and urge you to vote for adoption of the Merger Agreement.

                                          Sincerely,

                                          /s/ Jeffrey J. Steiner
                                          Jeffrey J. Steiner
                                          Chairman of the Board, Chief
                                           Executive Officer and President

                             BANNER AEROSPACE, INC.
                              45025 Aviation Drive
                                   Suite 300
                             Dulles, VA 20166-7556

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                             TO BE HELD      , 1999

To the Stockholders:

   Notice is hereby given that a Special Meeting of Stockholders of Banner
Aerospace, Inc. will be held at          , on      , 1999, at   a.m., local
time, for the following purposes:

   1. To consider and act upon a proposal to adopt an Agreement and Plan of Merger dated January 11, 1999 (the "Merger Agreement") among Banner Aerospace, Inc., The Fairchild Corporation and MTA, Inc. MTA is a wholly-owned subsidiary of Fairchild that was formed to implement the merger. If the Merger Agreement is adopted by Banner stockholders and the other conditions to the merger are satisfied or waived, each outstanding share of Banner's common stock, other than shares owned by Fairchild and its affiliates, will be converted into the right to receive $11.00 in market value of shares of Fairchild Class A Common Stock, subject to adjustments based on the price of Fairchild Class A Common Stock and the value of certain shares of AlliedSignal common stock owned by Banner.

   2. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

   Information relating to the above matters is set forth in the accompanying Proxy Statement/Prospectus. A copy of the Merger Agreement is set forth as Appendix A to the Proxy Statement/Prospectus and is incorporated herein by reference.

   The close of business on           , 1999 has been fixed as the record date
for determination of the stockholders entitled to notice of and to vote at the meeting or any adjournment thereof. Any stockholder will be able to examine a list of holders of record, for any purpose related to the Special Meeting, during the 10-day period before the meeting. The list will be available at Harris Trust and Savings Bank, 600 Superior Avenue East, Suite 600, Cleveland, Ohio, 44114; telephone (216) 263-3638 or (800) 539-7216. Approval of the Merger Agreement and the consummation of the transactions contemplated thereby requires the affirmative vote of the holders of a majority of the shares of Banner common stock entitled to vote at the Special Meeting. Fairchild has agreed to vote its shares of Banner common stock for approval of the Merger Agreement.

   Stockholders may vote in person or by proxy. The proxy statement, which explains the merger in detail, and the accompanying proxy card are attached to this notice. Only holders of record of Banner common stock at the close of
business on           , 1999 will be entitled to vote at the meeting or any
adjournment thereof with respect to all matters described above. Please sign, date and mail the enclosed proxy promptly using the enclosed postage-paid envelope. This action will not limit your right to vote in person if you wish to attend the Special Meeting.

                                             By Order of the Board of
                                          Directors,

                                             Bradley T. Lough
                                             Secretary

Dulles, Virginia
     , 1999

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment. A         +
+registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. These securities may not be sold nor may +
+offers to buy be accepted prior to the time the registration statement        +
+becomes effective. This prospectus shall not constitute an offer to sell or + +the solicitation of an offer to buy nor shall there be any sale of these + +securities in any State in which such offer, solicitation or sale would be + +unlawful prior to the registration or qualification under the securities laws +
+of any such State.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED JANUARY 15, 1999

                                PROXY STATEMENT
                                       OF
                             BANNER AEROSPACE, INC.

                                 ------------
                             PRELIMINARY PROSPECTUS
                                       OF
                           THE FAIRCHILD CORPORATION

                                 ------------

  This Proxy Statement/Prospectus is being furnished to holders of common stock ("Banner Common Stock") of Banner Aerospace, Inc. in connection with the solicitation of proxies by the Board of Directors of Banner for use at a
special meeting of holders of Banner Common Stock to be held at          ,
Eastern time, on      , 1999, at     ,      (the "Special Meeting") and at any
adjournments of the Special Meeting. The Special Meeting is being convened to consider and act upon a proposal to adopt the Merger Agreement and approve the merger (each defined below).

  This Proxy Statement/Prospectus also constitutes a prospectus of The Fairchild Corporation relating to shares of Class A Common Stock of Fairchild ("Fairchild Class A Common Stock") to be issued to stockholders of Banner pursuant to the terms of the Agreement and Plan of Merger, dated as of January 11, 1999 (the "Merger Agreement"), among Banner, Fairchild and MTA, Inc., a Delaware corporation and a wholly-owned subsidiary of Fairchild ("Merger Sub"). The Merger Agreement provides, among other things, that Merger Sub will merge with and into Banner and, as a result, Banner will become a wholly-owned subsidiary of Fairchild. At the effective time of the Merger (the "Effective Time"), each outstanding share of Banner Common Stock not owned by Fairchild or its affiliates shall cease to be outstanding and shall be converted into the right to receive $11.00 in market value in shares of Fairchild Class A Common Stock (the "Merger Consideration"), subject to adjustments based on the price of Fairchild Class A Common Stock and the value of certain shares of AlliedSignal common stock held by Banner.

  Immediately prior to the Effective Time, each share of Series A Convertible Paid-In-Kind Preferred Stock, liquidation value $9.20 per share, of Banner (the "Banner Preferred Stock") issued and outstanding shall, by virtue of the Merger and without any action on the part of the holder thereof, be mandatorily converted into one share of Banner Common Stock. At the Effective Time, the shares of Banner Common Stock deemed held as a result of such mandatory conversion from Banner Preferred Stock shall be converted into the right to receive the Merger Consideration as set forth above. As further described herein, prior to the Effective Time, a number of conditions must be met. Banner and Fairchild are working toward completing the Merger as quickly as possible. Banner and Fairchild expect that the Merger will become effective promptly after approval by the common stockholders of Banner at the Special Meeting (probably the same day or next day), provided that the other conditions to the Merger have been satisfied.

  This Proxy Statement/Prospectus incorporates by reference important business and financial information about Fairchild and Banner that is not included in or delivered with this Proxy Statement/Prospectus. This information is available without charge to stockholders, upon written or oral request as described in "Where You Can Find More Information" inside this document.

  See "Risk Factors" beginning on page 8 for a discussion of certain important risks that should be considered by stockholders in connection with the Merger and the acquisition of Fairchild Class A Common Stock offered hereby.

  Fairchild Class A Common Stock is listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "FA." On December 2, 1998, the last trading day immediately preceding the public announcement
of the proposed Merger, and on    , 1999, the most recent practicable date
prior to the mailing of this Proxy Statement/Prospectus, the closing sale prices for the Fairchild Class A Common Stock as reported on the NYSE Composite
Tape were $15 1/2 per share and $    per share, respectively.

   A copy of the Merger Agreement is attached as Appendix A to this Proxy Statement/Prospectus. The summaries of the portions of the Merger Agreement set forth in this Proxy Statement/Prospectus do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement. We encourage you to read carefully the Proxy Statement/Prospectus and the Merger Agreement.

   All shares of Banner Common Stock outstanding immediately before the Effective Time (including Banner Common Stock issuable as a result of mandatory conversion from Banner Preferred Stock but excluding shares held by Fairchild and its affiliates) will, as a result of the Merger, no longer be outstanding and will automatically be canceled and retired and will cease to exist, and each holder of Banner Common Stock and Banner Preferred Stock will cease to have any rights with respect thereto, except the right to receive the Merger Consideration. In accordance with the General Corporation Law of the State of Delaware, Banner stockholders are not entitled to exercise dissenter's rights in connection with the Merger.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of Fairchild Class A Common Stock to be issued in the merger, or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

   The date of this Proxy Statement/Prospectus is      , 1999. It is first
being mailed or otherwise delivered to Banner stockholders on or about that date.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
WHERE YOU CAN FIND MORE INFORMATION.......................................  iv
  Incorporation Of Certain Information By Reference.......................  iv
QUESTIONS AND ANSWERS ABOUT THE MERGER....................................   v
SUMMARY...................................................................   1
RISK FACTORS..............................................................   8
  Volatility of Stock Prices--Changes in Fairchild's stock price could decrease the merger consideration, and will affect the value of
   Fairchild Class A Common Stock in the future...........................   8
  Litigation--Ongoing litigation could interfere with the merger..........   8
  Forward-Looking Statements--Future events and future results of
   Fairchild and Banner may differ materially from what is expected.......   8
  Risks Relating to Fairchild.............................................   9
  Airline Industry Risks--Fairchild's business is in a cyclical industry
   that depends on a limited number of aircraft manufacturers.............   9
  Fairchild has Risks Resulting from Significant Amounts of Debt..........   9
  No Assurance of Successful Integration/Future Acquisitions--The
   acquisition of Kaynar and future acquisitions have various associated risks; Fairchild's failure to successfully integrate Kaynar or future acquisitions into Fairchild's operations could adversely affect
   Fairchild..............................................................  10
  Competition--Fairchild's business is very competitive and increased competition could adversely affect Fairchild...........................  10
  History of Operating Losses in Fairchild's Technologies Business........  10
  Majority Control by Principal Stockholder...............................  11
  Uncertainty of the Spin-Off.............................................  11
  Government Regulation and Customer Qualifications--Changes in government regulations or customer qualifications could adversely affect
   Fairchild..............................................................  12
  Shares Eligible for Future Sale--Additional shares of Fairchild Class A
   Common Stock may be sold in the future, which could adversely impact the price of outstanding shares........................................  12
  Year 2000--Fairchild could be adversely affected if Year 2000 problems are significant........................................................  13
INFORMATION CONCERNING THE SPECIAL MEETING................................  14
  Time, Place, Date.......................................................  14
  Purpose of the Special Meeting..........................................  14
  Record Date; Quorum; Outstanding Banner Common Stock Entitled To Vote...  14
  Vote Required; Certain Banner Common Stock Voting in Favor of the
   Merger.................................................................  14
  No Dissenter's Rights...................................................  15
  Action To Be Taken Under the Proxy......................................  15
  Proxy Solicitation......................................................  15
THE MERGER................................................................  16
  Purpose and Background of the Merger....................................  16
  Recommendation of the Special Committee and Board of Directors of
   Banner; Fairness of the Merger.........................................  20
  Opinion of the Financial Advisor for the Special Committee..............  21
  Valuation of Banner.....................................................  22
  Premium Analysis........................................................  23
  Valuation of Fairchild..................................................  23
  Fairness Conclusion.....................................................  24
  Certain Consequences of the Merger......................................  25
  Listing of Fairchild Class A Common Stock...............................  25
  Plans for Banner After the Merger.......................................  25

                                                                          Page
                                                                          ----
  Conduct of the Business of Fairchild and Banner if the Merger Is Not
   Consummated...........................................................  25
  Interest of Certain Persons in the Merger; Certain Relationships.......  26
  Common Share Ownership.................................................  26
  Directors and Officers.................................................  26
  Indemnification and Insurance..........................................  26
  Accounting Treatment...................................................  27
  Fees and Expenses and Source of Funds..................................  27
  Regulatory Requirements................................................  27
  Litigation Regarding the Merger........................................  27
CERTAIN TAX CONSIDERATIONS...............................................  28
CERTAIN PROVISIONS OF THE MERGER AGREEMENT...............................  29
  Merger Consideration...................................................  29
  Effective Time.........................................................  29
  Exchange and Payment Procedures........................................  29
  Transfer of Banner Common Stock........................................  30
  Treatment of Stock Options.............................................  30
  No Appraisal Rights....................................................  30
  Covenants..............................................................  30
  Representations and Warranties.........................................  31
  Conditions.............................................................  31
  Termination; Amendments; Withdrawal of Recommendations.................  32
COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION........................  33
  Banner Common Stock....................................................  33
  Price Range of Banner Common Stock.....................................  33
  Banner Dividends.......................................................  34
  Holders of Record......................................................  34
  Fairchild Class A Common Stock.........................................  34
  Price Range of Fairchild Class A Common Stock..........................  34
  Fairchild Dividends....................................................  35
CAPITALIZATION...........................................................  36
SELECTED CONSOLIDATED FINANCIAL DATA.....................................  37
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS....................  38
DESCRIPTION OF FAIRCHILD.................................................  43
DESCRIPTION OF BANNER....................................................  46
SELECTED CONSOLIDATED FINANCIAL INFORMATION FOR BANNER...................  49
BANNER MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS...................................................  51
DESCRIPTION OF MERGER SUB................................................  57
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...........................  57
DESCRIPTION OF FAIRCHILD CAPITAL STOCK...................................  60
  General................................................................  60
  Preferred Stock........................................................  60
  Common Stock...........................................................  60
  Transfer Agent and Registrar...........................................  61

                                                                           Page
                                                                           ----
COMPARISON OF STOCKHOLDER RIGHTS..........................................  61
  Voting Rights...........................................................  61
  Stockholder Proposals...................................................  61
SECURITIES OWNERSHIP......................................................  62
  Ownership of Banner Capital Stock.......................................  62
  Ownership of Fairchild Class A Common Stock by Directors and Executive
   Officers of Banner.....................................................  63
MANAGEMENT OF BANNER AS SURVIVING CORPORATION.............................  64
  Directors of Banner.....................................................  64
  Executive Officers of Banner............................................  65
PROPOSALS BY STOCKHOLDERS OF BANNER.......................................  66
EXPERTS...................................................................  66
LEGAL MATTERS.............................................................  66
OTHER MATTERS.............................................................  66
BANNER AEROSPACE, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS......... F-1
APPENDIX A--AGREEMENT AND PLAN OF MERGER.................................. A-1
APPENDIX B--OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN...................... B-1

                                  Please Note

   We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.

   This Proxy Statement/Prospectus has been prepared as of      , 1999. There
may be changes in the affairs of Fairchild or Banner since that date that are not reflected in this document.

   As used in this Proxy Statement/Prospectus, the term "Fairchild" refers to The Fairchild Corporation and, where the context requires, to Fairchild and its subsidiaries and the term "Banner" refers to Banner Aerospace, Inc. and, where the context requires, to Banner and its subsidiaries.

                      WHERE YOU CAN FIND MORE INFORMATION

     As required by law, Fairchild and Banner file reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these materials at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. For further information concerning the Commission's public reference rooms, you may call the Commission at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the Commission's Internet address at "http://www.sec.gov." Fairchild's Class A Common Stock and Banner's Common Stock are listed on the New York Stock Exchange, and materials may also be inspected at the New York Stock Exchange's offices, 20 Broad Street, New York, New York 10005. Fairchild's Class A Common Stock is also listed on the Pacific Stock Exchange and may be inspected at the Pacific Stock Exchange's offices, 301 Pine Street, San Francisco, California, 94104.

Incorporation Of Certain Information By Reference

   The Commission allows Fairchild and Banner to "incorporate by reference" information into this Proxy Statement/Prospectus, which means that Fairchild and Banner can disclose important information by referring you to another document filed separately with the Commission. Information incorporated by reference is considered part of this Proxy Statement/Prospectus, except to the extent that the information is superseded by information in this Proxy Statement/Prospectus.

   This Proxy Statement/Prospectus incorporates by reference the information contained in the following documents previously filed by Fairchild with the Commission (Commission file number 1-6560):

       (a) Fairchild's Annual Report on Form 10-K for the fiscal year ended June 30, 1998;

       (b) Fairchild's Quarterly Reports on Form 10-Q for the periods ended March 29, 1998 and September 27, 1998; and

       (c) Fairchild's Current Report on Form 8-K dated December 28, 1998.

   This Proxy Statement/Prospectus incorporates by reference the information contained in the following documents previously filed by Banner with the Commission (Commission file number 1-10561):

       (a) Banner's Annual Report on Form 10-K for the fiscal year ended March 31, 1998, as amended by Form 10-K/A dated July 29, 1998;

       (b) Banner's Quarterly Reports on Form 10-Q for the periods ended June 30, 1998 and September 30, 1998; and

       (c) Banner's Current Reports on Form 8-K dated January 14, 1999 and January 15, 1999.

     Fairchild also incorporates by reference the information contained in all other documents Fairchild files with the Commission after the date of this Proxy Statement/Prospectus and before the Special Meeting. The information contained in any such document will be considered part of this Proxy Statement/Prospectus from the date the document is filed and will supplement or amend the information contained in this Proxy Statement/Prospectus.

     Fairchild has supplied all information contained or incorporated by reference in this Proxy Statement/Prospectus relating to Fairchild, and Banner has supplied all such information contained in this Proxy Statement/Prospectus relating to Banner.

     If you are a stockholder of Banner and would like to receive a copy of any document incorporated by reference into this Proxy Statement/Prospectus (which will not include any of the exhibits to the document other than those exhibits that are themselves specifically incorporated by reference into this Proxy Statement/Prospectus), you should call or write to Harris Trust and Savings Bank, 600 Superior Avenue East, Suite 600, Cleveland, Ohio, 44114. Telephone:
(216) 263-3638 or (800) 539-7216. In order to ensure timely delivery of the documents you request, you should make your request by 10 days before the special meeting date.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  WHAT WILL I RECEIVE IN THE MERGER?

A: Each of your shares of Banner Common Stock will be converted into the right to receive $11.00 in market value in shares of Fairchild Class A Common Stock (including any adjustments) (the "Merger Consideration").

  The Merger Consideration could change based on the price of Fairchild Class A Common Stock and the value of certain shares of AlliedSignal Inc. common stock owned by Banner as described below.

  The amount of Fairchild Class A Common Stock for which you will be able to exchange a cancelled share of Banner Common Stock will be based on the average per share closing price on the NYSE of Fairchild Class A Common Stock for the 20 most recent trading days ending on the third trading day prior to the date the merger is effected. For example, the average closing price of Fairchild Class A Common Stock over the 20 trading days preceding
        , 1999 was $ .  per share. If we had consummated the merger on
        , 1999, it would take    of a share of Fairchild Class A Common
  Stock to pay the $11.00 Merger Consideration for each share of Banner Common Stock.

Q:  WHY IS THE PRICE SUBJECT TO ADJUSTMENT?

A: The number of shares of Fairchild Class A Common Stock that can be paid for each share of Banner Common Stock is subject to a "collar," which has the effect of "freezing" the value of the Fairchild Class A Common Stock at $13.95 if the 20 trading day average per share closing price on the NYSE is below $13.95, and at $17.05 if the average per share price over the same period for the Fairchild Class A Common Stock is above $17.05. This means that the Merger Consideration for each share of Banner Common Stock will not be less than 0.6452 shares or more than 0.7885 shares of Fairchild Class A Common Stock.

  Banner currently owns over 3,000,000 shares of AlliedSignal common stock and has entered into "hedging" arrangements with respect to all but 1,642,789 of such shares. If the value of those 1,642,789 shares of AlliedSignal common stock owned by Banner is outside of a range of $65.3 million and $79.9 million at the close of the third trading day before the merger is completed, the Merger Consideration will be adjusted (on an after-tax basis per-share for each outstanding share of Banner Common Stock) to reflect the amount by which such shares are outside the range. The value of such shares will be based on the average per share closing price on the NYSE of AlliedSignal common stock over the 20 most recent trading days ending on the third trading day prior to the merger. If any of such shares are sold by Banner prior to such date, the value for such sold shares will be equal to the net proceeds received by Banner.

  The price of shares of AlliedSignal common stock would have to be above $48.61 per share or below $39.77 per share before any adjustment would take effect. The closing price of AlliedSignal's common stock was $44.19 per share on January 8, 1999. For every $1.00 that the average per share price of AlliedSignal common stock is above or below the range of $48.61 and $39.77, the Merger Consideration would be increased or decreased by $.037 per share, as the case may be.

Q:  WHAT DO I RECEIVE IF I OWN BANNER PREFERRED STOCK?

A: Each of your shares of Banner Preferred Stock will be automatically converted into one share of Banner Common Stock immediately before the merger. Then, at the time of the merger, you will receive the right to receive $11.00 in market value of Fairchild Class A Common Stock (subject to adjustment) for each share of Banner Common Stock that you own as a result of the conversion of Banner Preferred Stock.

Q:  WHY IS THE BOARD OF BANNER RECOMMENDING THAT I VOTE FOR THE MERGER
    AGREEMENT?

A: In the opinion of your Board of Directors, the merger is in the best interests of Banner's stockholders and the price of $11.00 in Fairchild Class A Common Stock per share of your Banner Common Stock is fair from a financial point of view. To review the background and reasons for the merger in greater detail, see page 16.

Q:  WHAT VOTE IS REQUIRED FOR THE MERGER TO OCCUR?

A: A majority of Banner's common stockholders must approve the merger. Fairchild owns more than 83% of the outstanding Banner Common Stock and has agreed to vote such stock in favor of the merger, so we expect the merger to be approved.

Q:  WILL STOCKHOLDERS HAVE APPRAISAL RIGHTS?

A: No. Banner stockholders will not have any appraisal rights or other rights to demand fair value in cash as a result of the merger.

Q:  WHAT DO I NEED TO DO NOW?

A: Please mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the Special Meeting.

Q:  SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, we will send you written instructions for exchanging your share certificates.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q:  MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. Just send in a later dated, signed proxy card at least seven days before the Special Meeting or attend the Special Meeting and vote.

Q:  WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working toward completing the merger as quickly as possible. We expect that the merger will become effective promptly after approval by the common stockholders of Banner at the Special Meeting (probably the same day or next day), provided that the other conditions to the merger have been satisfied.

Q:  WHAT ARE THE TAX CONSEQUENCES OF THE MERGER?

A: The merger generally will not be taxable to you for federal income tax purposes. To review the tax consequences to stockholders in greater detail, see page 28.

Q:  WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL MEETING?

A: We do not expect to ask you to vote on any other matters at the Special Meeting.

                         WHO CAN ANSWER YOUR QUESTIONS

   If you have more questions about the merger or would like additional copies of this Proxy Statement/Prospectus, you should contact: Banner Aerospace, Inc., 45025 Aviation Drive, Suite 300, Dulles, VA 20166, Telephone: (703) 478-5790,
Attention: Eugene W. Juris, Vice President and Chief Financial Officer.

                                    SUMMARY

   This summary highlights selected information from this document. This summary may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the other documents to which we have referred you. See "Where You Can Find More Information" on page iv of this document. The actual terms of the merger are contained in the merger agreement. The merger agreement is included in this Proxy Statement/Prospectus as Appendix A.

The Companies

   The Fairchild Corporation
   45025 Aviation Drive, Suite 400
   Dulles, VA 20166
   Telephone: (703) 478-5800

   Fairchild is a leading worldwide aerospace and industrial fastener manufacturer and is also an independent aerospace parts distributor. Fairchild has become one of the leading aircraft parts suppliers to aircraft manufacturers such as Boeing, Airbus, Lockheed Martin, British Aerospace and Aerospatiale, as well as major aerospace hardware distributors such as AlliedSignal, Tri-Star Aerospace and Wesco Aircraft Hardware. Fairchild's primary focus is on the aerospace industry and its business consists primarily of two segments--aerospace fasteners and aerospace parts distribution.

   Banner Aerospace, Inc.
   45025 Aviation Drive, Suite 300
   Dulles, VA 20166
   Telephone: (703) 478-5790

   Banner is an international supplier to the aerospace industry, distributing a wide range of aircraft parts and related support services. A substantial portion of Banner's assets consists of the common stock of AlliedSignal Inc. Fairchild owns approximately 85% of Banner's outstanding capital stock.

   MTA, Inc.
   45025 Aviation Drive, Suite 400
   Dulles, VA 20166
   Telephone: (703) 478-5800

   MTA, Inc. ("Merger Sub") is a wholly-owned subsidiary of Fairchild that will merge with and into Banner to effect the merger. Merger Sub has not engaged in any operations to date and will not engage in any operations prior to the merger. .

The Special Meeting

  Date, Time and Place; Purpose

   A Special Meeting of Banner Stockholders will be held at         , on     ,
1999, at    a.m., local time. The Special Meeting is being held to consider and act upon a proposal to adopt the Agreement and Plan of Merger that is attached to this document as Appendix A.

  Voting

   At the Special Meeting, the holders of Banner Common Stock will vote on a proposal to adopt the merger agreement. Each share of Banner Common Stock is entitled to one vote. Delaware law requires that a majority of all outstanding Banner Common Stock vote to approve the merger. Fairchild owns 83% of the outstanding Banner Common Stock and has agreed to vote in favor of the merger.

  Record Date

   The record date for determining who is entitled to vote at the Special
Meeting has been set at                         , 1999. On the record date,
there were     shares of Banner Common Stock outstanding and entitled to vote,
held by approximately     stockholders of record.

The Merger

  Purpose, Structure and Effects of the Merger (Page 16)

   Fairchild's purpose for the merger is to acquire all of the remaining stock in Banner it does not already own. Fairchild and Banner believe that combining will more closely coordinate the activities of the two companies. In addition, Fairchild and Banner expect that the merger will provide opportunities for reducing expenses, including saving the costs of operating Banner as a separate public company. Fairchild and Banner structured the transaction as a merger because a merger is simpler than any alternative structure. After the merger, Banner will be a wholly-owned subsidiary of Fairchild.

  Recommendation of Banner's Board of Directors (Page 20)

   Banner's Board of Directors, acting on the unanimous recommendation of its Special Committee, has approved the merger agreement and recommends that you vote to adopt the merger agreement. Banner's Board of Directors and its Special Committee believe that the merger is in the best interests of Banner's stockholders and that the $11.00 per share price to be paid in Fairchild Class A Common Stock (subject to adjustments) is fair from a financial point of view to the holders of Banner Common Stock (other than Fairchild and its affiliates).

  Factors Considered by Banner's Board of Directors and Its Special Committee (Page 20)

   In reaching their decision to recommend adoption of the merger agreement, the Special Committee and the Banner Board of Directors considered a number of factors. These include the following:

  . The directors compared the historical and prospective market prices of Banner Common Stock with the per share price offered by Fairchild. This price represents a 25.7% premium over $8.75 per share, which was the closing price of Banner common stock on December 2, 1998, the last full trading day before Fairchild announced its proposal to acquire the shares owned by the public stockholders of Banner.

  . The Board of Directors of Banner believed that $11.00 paid in Fairchild
    Class A Common Stock per share was the highest price that Fairchild would be willing to pay. The Directors of Banner formed this belief after the Special Committee's negotiations with Fairchild to obtain the highest possible price.

  . The Special Committee and the Banner Board of Directors considered the opinion of Houlihan Lokey Howard & Zukin which is discussed below.

  . The Special Committee and the Board of Directors of Banner considered the potential conflicts of interest of Banner management, discussed below.

  . The merger agreement specifically permits Banner (with the concurrence of the Special Committee) to terminate the merger agreement if, prior to consummation of the Merger, Banner receives an offer from a third party to acquire Banner on more favorable terms to Banner's stockholders than the merger.

  Fairness Opinion (Page 21)

   Houlihan Lokey delivered to the Board of Directors of Banner and its Special Committee a written opinion, dated January 11, 1999, that the per share price Fairchild is to pay (including possible adjustments) is fair from a financial point of view to the public holders of Banner Common Stock. Houlihan Lokey's opinion is included as Appendix B to this document. Please read the opinion.

  Interests of Banner Management in the Merger (Pages 20, 26)

   All members of Banner's Board of Directors and Banner officers own Banner Common Stock or hold Banner stock options and, to that extent, their interest in the merger is the same as yours. However, some of the officers and directors of Banner have relationships, or interests in the merger, that are different from your interests as a stockholder or that present a conflict of interest. Some of these interests are described below. The Special Committee and the Board of Directors of Banner were aware of these interests and considered them in recommending and approving the merger.

  . Three of the members of the Board of Directors of Banner are also directors of Fairchild. These directors were faced with a conflict of interest because they had to consider the best interests of both Banner and Fairchild.

  . One Banner director is married to an officer of Fairchild and, as a result, is related to two directors of Fairchild.

  . Several Banner directors and executive officers own common stock of Fairchild.

  . Banner management will have their unvested Banner stock options become vested and converted into Fairchild stock options at the time of the merger.

  The Merger Consideration

   If the merger is completed, Fairchild will exchange $11.00 in market value of Fairchild Class A Common Stock (subject to adjustments) for each share of Banner Common Stock (other than shares held by Fairchild and its affiliates). Prior to the merger, holders of Banner's Series A Convertible Paid-In-Kind preferred stock (the "Banner Preferred Stock") will have each of their shares of Banner Preferred Stock mandatorily converted into one share of Banner Common Stock, and will then receive the applicable number of shares of Fairchild Class A Common Stock. The aggregate payment to be made to all public stockholders of Banner will be approximately $41,000,000 in Fairchild Class A Common Stock.

  Conditions to the Merger (Page 31)

   There are a number of conditions that must be satisfied before both Banner and Fairchild are obligated to complete the merger. The most important of these mutual conditions are:

  . the majority of the common stockholders of Banner must approve the merger
    (however, Fairchild has agreed to vote all of the Banner Common Stock it owns, approximately 83%, in favor of the merger);

  . there can be no legal restraints or prohibitions that prevent completion of the merger; and

  . all governmental authorizations necessary for the merger's completion must have been obtained.

   There are additional conditions that Banner must meet before Fairchild is obligated to complete the merger. The most important of these conditions are:

  . Banner must comply in all material respects with the merger agreement;
    and

  . the representations and warranties Banner made in the merger agreement must be true in all material respects.

   There are additional conditions that Fairchild must meet before Banner is obligated to complete the merger. The most important of these conditions are:

  . Fairchild must comply with the merger agreement in all material respects;
    and

  . the representations and warranties Fairchild made in the merger agreement must be true in all material respects.

   The first three mutual conditions cannot be waived. The additional conditions that Banner must meet can be waived by Fairchild, and the additional conditions Fairchild must meet can be waived by Banner.

Termination of the Merger Agreement (Page 32)

   Either Banner or Fairchild may terminate the merger agreement if:

  . the merger has not been completed by May 31, 1999;

  . the majority of the common stockholders of Banner entitled to vote at the Special Meeting do not adopt the merger agreement;

  . a law or final court order prohibits the merger; or

  . the other party fails to perform in any material respect its obligations under the merger agreement.

   Banner may terminate the merger agreement if:

  . Banner receives an offer from a third party to acquire Banner and Banner
    (with the concurrence of the Special Committee) determines that the terms of such offer are more favorable to Banner's stockholders than the merger.

No Dissenters' Rights

   Under Delaware law, holders of Banner Common Stock are not entitled to exercise dissenters' rights in connection with the merger.

Regulatory Matters

   No regulatory approval, including under the Hart-Scott-Rodino Antitrust Improvements Act 1976, as amended, is required in connection with the merger.

Federal Income Tax Consequences (Page 28)

   You will not be taxed on your receipt of the $11.00 per share paid in Fairchild Class A Common Stock. Your tax basis and holding period in your Banner Common Stock will become your tax basis and holding period for the shares of Fairchild Class A Common Stock you receive in exchange for your Banner Common Stock. Because determining the tax consequences of the merger can be complicated, you should consult your tax advisor in order to understand fully how the merger will affect you.

                         COMPARATIVE MARKET PRICE DATA

   The following table presents per share closing market prices as reported on the NYSE Composite Tape for Fairchild Class A Common Stock and Banner Common Stock as of December 2, 1998, the last trading day before the public
announcement of Fairchild's intention to acquire Banner, and as of     , 1999,
the latest practicable date prior to the printing of this Proxy
Statement/Prospectus.

                                    Fairchild Class A
                                    Common Stock Price Banner Common Stock Price
                                    ------------------ -------------------------
     December 2, 1998..............       $15.50                 $8.75
          , 1999...................

   Banner stockholders are urged to obtain current market quotations for Fairchild Class A Common Stock before making a decision with respect to the merger.

                           COMPARATIVE PER SHARE DATA

   The following tables present unaudited historical and pro forma data to reflect the completion of the merger on a per share basis for Banner and Fairchild. Pro forma data does not show what the actual results would have been if the merger had been completed at the beginning of the time periods shown. Pro forma data also does not show or predict future results. You should read the data presented below in conjunction with the historical consolidated financial statements, including applicable notes, of Fairchild (which are incorporated by reference in this Proxy Statement/Prospectus) and Banner (which are included with this Proxy Statement/Prospectus), as well as in conjunction with the Pro Forma Consolidated Financial Information of Fairchild, including notes, that appears elsewhere in this document.

   The first two columns on the left in the tables below present certain historical per share amounts for Banner and Fairchild. The third column sets forth the adjustments to Fairchild's historical amounts as a result of the merger. The last column sets forth certain pro forma equivalent amounts based on the number of shares of Fairchild Class A Common Stock which would have been issued in the merger for each Banner share if the merger had taken place on
    , 1999.

                                       Banner   Fairchild    Merger   Fairchild
                                     Historical Historical Adjustment Pro Forma
                                     ---------- ---------- ---------- ---------
Three months ended September 30,
 1998:
  Earnings from continuing
   operations per common share:
    Basic...........................   $ 0.02     $ 0.05     $  --     $ 0.05
    Diluted.........................   $ 0.02     $ 0.05     $  --     $ 0.05
  Book value per common share.......   $ 9.21     $19.49     $(0.24)   $19.25
Three months ended September 30,
 1997:
  Earnings from continuing
   operations per common share:
    Basic...........................   $ 0.10     $ 0.07
    Diluted.........................   $ 0.10     $ 0.07
  Book value per common share.......   $ 7.02     $13.88
Twelve months ended June 30, 1998:
  Earnings from continuing
   operations per common share:
    Basic...........................   $ 3.41     $ 2.78     $ 0.87    $ 3.65
    Diluted.........................   $ 2.97     $ 2.66     $ 0.72    $ 3.38
  Book value per common share.......   $10.50     $20.54
Twelve months ended June 30, 1997:
  Earnings from continuing
   operations per common share:
    Basic...........................   $ 0.40     $ 0.11
    Diluted.........................   $ 0.39     $ 0.11
  Book value per common share.......   $ 6.90     $13.98
Twelve months ended June 30, 1996:
  Earnings (loss) from continuing
   operations per common share:
    Basic...........................   $ 0.11     $(1.98)
    Diluted.........................   $ 0.11     $(1.98)
Book value per common share.........   $ 6.15     $14.10
Twelve months ended June 30, 1995:
  Earnings (loss) from continuing
   operations per common share:
    Basic...........................   $ 0.02     $(3.49)
    Diluted.........................   $ 0.02     $(3.49)
  Book value per common share.......   $ 6.01     $ 2.50
Twelve months ended June 30, 1994:
  Earnings from continuing
   operations per common share:
    Basic...........................   $ 0.28     $ 0.30
    Diluted.........................   $ 0.28     $ 0.30
  Book value per common share.......   $ 6.00     $ 4.32

   Banner and Fairchild did not pay dividends to their common stockholders in any of the periods represented in this schedule.

                              RECENT DEVELOPMENTS

   On December 28, 1998 Fairchild announced that it signed a definitive merger agreement to acquire Kaynar Technologies Inc. ("Kaynar"), an aerospace and industrial fastener manufacturer and tool company, in a cash merger of Kaynar with a wholly-owned subsidiary of Fairchild. The purchase price is $28.75 per share of Kaynar common stock, or approximately $267 million, plus assumption of Kaynar's debt of approximately $98 million. A majority of the holders of all classes of Kaynar stock have agreed to vote in favor of that merger. The transaction is subject to certain conditions, including financing and regulatory approval.

   On December 31, 1998, Banner consummated the sale of Solair, Inc. ("Solair"), Banner's largest subsidiary in the rotable group, to Kellstrom Industries, Inc. ("Kellstrom"), in exchange for approximately $57 million in cash and a warrant to purchase 300,000 shares of common stock of Kellstrom.

                                  RISK FACTORS

   In addition to the other information in this Proxy Statement/Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Fairchild Class A Common Stock offered by this Proxy Statement/Prospectus.

VOLATILITY OF STOCK PRICES--CHANGES IN FAIRCHILD'S STOCK PRICE COULD DECREASE THE MERGER CONSIDERATION, AND WILL AFFECT THE VALUE OF FAIRCHILD CLASS A COMMON STOCK IN THE FUTURE.

   The market prices of Fairchild Class A Common Stock and Banner Common Stock may fluctuate significantly before the merger. After the merger, the market price of Fairchild Class A Common Stock may fluctuate significantly. A number of factors could affect the market price of these securities before the merger and the market price of Fairchild Class A Common Stock after the merger, including:

  . Revenue or income below analysts' expectations;

  . Quarterly fluctuations in financial results of Fairchild or other aerospace products and services companies;

  . Changes in analysts' estimates of the future financial performance of Fairchild, its competitors or other aerospace products and services companies;

  . General business conditions in the aerospace products and services industry;

  . Sales or purchases of blocks of Banner Common Stock or Fairchild Class A
    Common Stock; and

  . Conditions in the financial markets in general, in which securities may experience extreme price and volume fluctuations without regard to operating performance.

LITIGATION--ONGOING LITIGATION COULD INTERFERE WITH THE MERGER.

   The Stockholder Action, which is described at "The Merger--Litigation Regarding the Merger," page 27, alleges that the initially proposed consideration for the merger was insufficient and that Banner's Board of Directors has breached its fiduciary duty. If the plaintiff were to prevail in the lawsuit and/or obtain injunctive relief, the time for approval and consummation of the merger would be postponed indefinitely; it is not currently possible to determine how long such a postponement might be. In addition, if the Stockholder Action causes a material adverse change in Banner's business, financial condition or results of operations, Fairchild would not be obligated to effect the merger.

FORWARD-LOOKING STATEMENTS--FUTURE EVENTS AND FUTURE RESULTS OF FAIRCHILD AND BANNER MAY DIFFER MATERIALLY FROM WHAT IS EXPECTED.

   Fairchild and Banner have each made forward-looking statements (as that term is defined in Section 27A of the Securities Act and in Section 20A of the Exchange Act) in this document (and in documents that are incorporated by reference in this Proxy Statement/Prospectus) that are subject to risks and uncertainties. These statements are based on the current beliefs of management of Fairchild and Banner. Forward-looking statements include the information concerning possible or assumed future results of operations of Fairchild and Banner (including with respect to cost savings or other benefits expected to be realized from the merger) set forth under "Summary," "The Merger," "Fairchild Unaudited Pro Forma Financial Statements," as well as statements elsewhere in this document that are preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

   Forward-looking statements are not guaranties of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and shareholder values of Fairchild and Banner may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond Fairchild and Banner's ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of this

Proxy Statement/Prospectus, and Fairchild and Banner do not have any intention or obligation to update forward-looking statements after they distribute this Proxy Statement/Prospectus, even if new information, future events or other circumstances have made such statements incorrect or misleading. For those statements, Fairchild and Banner claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Risks Relating to Fairchild

Airline Industry Risks--Fairchild's business is in a cyclical industry that depends on a limited number of aircraft manufacturers.

   Fairchild's aerospace fasteners and aerospace distribution segments operate in historically cyclical industries. These segments are sensitive to general economic conditions and have been adversely affected by past recessions. Performance of the aerospace fasteners and aerospace distribution segments is also influenced by conditions generally affecting the aerospace industry. For example, from 1990 to 1994 aerospace-related industries experienced reduced demand for commercial aircraft, a more rapid decline in military spending and the postponement of overhaul and maintenance on existing aircraft.

   In past years, the aerospace industry has been adversely affected by a number of factors, including increased fuel and labor costs and intense price competition. Several passenger airline carriers encountered significant financial difficulties, resulting in some of those carriers going out of business or filing for bankruptcy. The loss of any of Fairchild's significant customers could result in a decrease in Fairchild's net sales and have a material adverse effect upon Fairchild's business.

   Although no one customer accounted for more than 10% of Fairchild's net sales in the fiscal year ended June 30, 1998 or for the three months ended September 27, 1998, the vast majority of Fairchild's revenues come from customers providing parts or services to Airbus and Boeing and, accordingly, Fairchild is dependent on the business of those manufacturers. Countries in the Asia/Pacific region have experienced a weakening in their currency, banking and equity markets. This financial crisis has adversely affected Asian commercial airlines and has led to reduced demand for commercial aircraft by Asian carriers and some carriers serving Asia. On December 1, 1998, Boeing announced that it would reduce production rates for some of its commercial airline programs based on updated assessments of the Asian economic crisis. Additional cancellations or delays in aircraft orders from customers serving Asia of both Boeing and Airbus would reduce demand for Fairchild's products, and ultimately could adversely affect Fairchild's consolidated results from operations. In addition, a number of the historical customers of Fairchild's aerospace distribution business are smaller domestic and foreign passenger airlines, freight and package carriers, charter operators and aircraft leasing companies, which may also suffer from the factors adversely affecting the airline industry generally. As a result, certain of Fairchild's customers may pose credit risks to Fairchild. Fairchild's inability to collect receivables could adversely affect its results of operations.

Fairchild has Risks Resulting from Significant Amounts of Debt

   At September 27, 1998, Fairchild had outstanding long-term debt of $327.5 million and, if Fairchild consummates the acquisition of Kaynar, Fairchild expects to incur significant additional indebtedness. Fairchild's ability to pay its debt obligations will depend on Fairchild's future performance and assessments of future performance by prospective financing sources. To a certain extent, Fairchild's performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors beyond Fairchild's control. If Fairchild has difficulty servicing its debt, Fairchild may be forced to reduce or delay capital expenditures, sell assets, restructure or refinance Fairchild's debt or seek equity capital. Fairchild might not be able to implement any of these strategies on satisfactory terms or on a timely basis, if at all. Fairchild's debt instruments will limit its ability to undertake certain transactions.

   In addition, Fairchild is party to certain bank credit facilities. Such bank credit facilities contain financial and other restrictive covenants that limit Fairchild's ability to, among other things, borrow additional money, pay dividends, sell assets or engage in mergers. If Fairchild does not comply with these covenants, or does not repay Fairchild's debt on time, Fairchild would be in default under its debt agreements. Unless any such default is waived by Fairchild's lenders, the debt could become immediately payable and this acceleration could have a material adverse impact on Fairchild.

   Fairchild's level of debt and the limitations imposed on Fairchild by Fairchild's existing or future debt agreements could have important consequences to you, including the following:

  . Fairchild will have to use a portion of its cash flow from operations for debt service, rather than for Fairchild's operations;

  . Fairchild may not be able to obtain additional debt financing for future working capital, capital expenditures, acquisitions or other corporate purposes;

  . Fairchild could be more vulnerable to economic downturns and less able to take advantage of significant business opportunities and to react to changes in market or industry conditions; and

  . Fairchild's less leveraged competitors could have a competitive advantage.

No Assurance of Successful Integration/Future Acquisitions--The acquisition of Kaynar and future acquisitions have various associated risks; Fairchild's failure to successfully integrate Kaynar or future acquisitions into Fairchild's operations could adversely affect Fairchild.

   Fairchild believes that it will realize substantial benefits from the successful integration of Kaynar. However, there can be no assurance that Fairchild will be able to establish, maintain or increase the profitability of Kaynar or that Kaynar will be successfully integrated into Fairchild's operations. Fairchild continually evaluates potential acquisitions and intends to actively pursue acquisition opportunities, some of which could be material. Fairchild may finance future acquisitions with internally generated funds, bank borrowings, issuances of equity or debt securities, or a combination of the foregoing. There can be no assurance that Fairchild will be able to make acquisitions on terms favorable to Fairchild. If Fairchild completes acquisitions, Fairchild will encounter various associated risks, including the possible inability to integrate an acquired business into its operations, increased goodwill amortization, diversion of management's attention and unanticipated problems or liabilities, some or all of which could have a material adverse effect on Fairchild's operations and financial performance.

Competition--Fairchild's business is very competitive and increased competition could adversely affect Fairchild.

   The markets for Fairchild's products and services are extremely competitive and Fairchild faces competition from a number of sources in most of its product lines. Some of Fairchild's competitors have financial and other resources greater than those of Fairchild and are also well established as suppliers to the markets that Fairchild serves. Quality, performance, service and price are generally the prime competitive factors. Fairchild's markets could attract additional competitors in the future.

History of Operating Losses in Fairchild's Technologies Business

   Fairchild owns a technology products unit which designs, manufactures and markets high performance production equipment and systems required for the manufacture of semiconductor chips and recordable compact discs ("Technologies"). For Fairchild's fiscal years 1996, 1997 and 1998 and the first quarter of fiscal 1999, Technologies had operating losses of approximately $1.5 million, $3.6 million, $48.7 million and $8.2 million, respectively. In addition, primarily as a result of the downturn in the Asian markets, Technologies has experienced delivery deferrals, order cancellations, reduction in new orders, lower margins, staff reductions and increased price competition, while facing a continuing need for product development.

   In response, in February, 1998, Fairchild adopted a formal plan to enhance the opportunities for disposition of Technologies, while improving the ability of Technologies to operate more efficiently. The plan includes (i) a reduction in production capacity and headcount at Technologies, and (ii) the pursuit of potential vertical and horizontal integration with peers and competitors of Technologies. Fairchild believes that it may be required to contribute substantial additional resources to provide Technologies with the liquidity necessary to continue operating before such integration is completed.

Majority Control by Principal Stockholder

   The authorized common stock of Fairchild consists of 40,000,000 shares of Class A Common Stock and 20,000,000 shares of Class B Common Stock. As of December 31, 1998, 19,218,806 shares of Class A Common Stock and 2,624,662 shares of Class B Common Stock were issued and outstanding. Except for voting with respect to additional issuances of Class B Common Stock and for class votes as required by Delaware law, holders of both classes of common stock vote together as a single class, with each share of Class A Common Stock having one vote per share and each share of Class B Common Stock having ten votes per share. Substantially all of the outstanding shares of the Class B Common Stock are controlled, directly or indirectly, by Jeffrey J. Steiner, Fairchild's Chairman of the Board and Chief Executive Officer. Through his control of 2,563,996 shares of the Class B Common Stock and 3,379,488 shares of the Class A Common Stock, Mr. Steiner possesses approximately 64% of the combined voting power of both classes of common stock which enables him to elect a majority of the directors of Fairchild and to determine the outcome of any other matter submitted to stockholders for approval (except for matters requiring approval of holders of both classes voting separately). The voting rights of the Class B Common Stock may make Fairchild less attractive as the potential target of a hostile tender offer or other proposal to acquire or merge with Fairchild, even if such actions would be in the best interests of the holders of Class A Common Stock. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis and is subject to certain restrictions on transferability.

   Articles have appeared in the French press reporting an inquiry by a French magistrate into certain allegedly improper business transactions involving Elf Acquitaine, a French petroleum company, its former chairman and various third parties, including Maurice Bidermann. In connection with this inquiry, the magistrate has made inquiry into allegedly improper transactions between Mr. Steiner and that petroleum company. In response to the magistrate's request that Mr. Steiner appear in France as a witness, Mr. Steiner submitted written statements concerning the transactions and appeared in person before the magistrate and others. Mr. Steiner, who has been put under examination (mis en examen), by the magistrate, with respect to this matter, has not been charged.

   Mr. Steiner appeared before the Tribunal de Grande Instance de Paris to answer a charge of knowingly benefiting in 1990 from a misuse by Mr. Bidermann of corporate assets of Societe Generale Mobiliere et Immobiliere, a French corporation in which Mr. Bidermann is believed to have been the sole shareholder. Mr. Steiner has paid a fine of two million French Francs in connection therewith.

Uncertainty of the Spin-Off

   In order to focus its operations on the aerospace industry, Fairchild has been considering for some time distributing (the "Spin-Off") to its stockholders certain of its assets via distribution of all of the stock of Fairchild Industrial Holdings Corp. ("FIHC"), which may own all or a substantial part of Fairchild's non-aerospace operations. Fairchild is still in the process of deciding the exact composition of the assets and liabilities to be included in FIHC, but such assets are likely to include certain real estate interests and Fairchild's 31.9% interest in Nacanco Paketeleme (the largest producer of aluminum cans in Turkey). The ability of Fairchild to consummate the Spin-Off, if it should choose to do so, would be contingent, among other things, on obtaining consents and waivers under Fairchild's credit facility and all necessary governmental and third party approvals. There is no assurance that Fairchild will be able to obtain the necessary consents and waivers from its lenders. In addition, Fairchild may encounter unexpected delays in effecting the Spin-Off, and Fairchild can make no assurance as to the timing thereof. There can be no assurance that the Spin-Off will occur.

   Depending on the ultimate structure and timing of the Spin-Off, it may be a taxable transaction to stockholders of Fairchild and could result in a material tax liability to Fairchild and its stockholders. The amount of the tax to Fairchild and the shareholders is uncertain, and if the tax is material to Fairchild, Fairchild may elect not to consummate the Spin-Off. Because circumstances may change and provisions of the Internal Revenue Code of 1986, as amended, may be further amended from time to time, Fairchild may, depending on various factors, restructure or delay the timing of the Spin-Off to minimize the tax consequences thereof to Fairchild and its stockholders, or elect not to consummate the Spin-Off.

   Pursuant to the Spin-Off, it is expected that FIHC may assume certain liabilities (including contingent liabilities) of Fairchild and may indemnify Fairchild for such liabilities. In the event that FIHC is unable to satisfy the liabilities which it will assume in connection with the Spin-Off, Fairchild may have to satisfy such liabilities.

Government Regulation and Customer Qualifications--Changes in government regulations or customer qualifications could adversely affect Fairchild.

   The Federal Aviation Administration ("FAA") prescribes standards and licensing requirements for aircraft components and licenses component repair stations worldwide. Comparable agencies also regulate these matters in other countries. If Fairchild fails to obtain a required certification for one of its products or services or loses a certification previously granted, the sale of the subject product or service will be prohibited by law until such certification is obtained or requalified. Fairchild believes it is currently in material compliance with FAA requirements existing on the date of this Proxy Statement/Prospectus. However, changes in FAA regulations could be adopted that, if extensive, could adversely affect the results of operations of Fairchild. In addition, customers also impose various certification requirements on aerospace manufacturers such as Fairchild to have their facilities and products meet certain standards and specifications. If Fairchild were to fail to meet such certification requirements or lose their certified status with one or more customers, and fail to have such status reinstated, it could adversely affect the results of operations of Fairchild.

   The Fastener Quality Act of 1991 (the "Fastener Act") regulates the manufacture and distribution of certain high grade industrial fasteners in the United States and imposes testing, certification and record keeping requirements on manufacturers and distributors of these fasteners. As a result of the Fastener Act, Fairchild and other distributors of certain types of fasteners will be required to maintain records and product tracking systems. Fairchild has implemented tracking and traceability systems that comply with the regulations. Although compliance with the Fastener Act has not materially increased expenses for Fairchild, it is possible that future regulations could result in materially increased costs for Fairchild. The Fastener Act is currently scheduled to become effective on June 30, 1999.

Shares Eligible for Future Sale--Additional shares of Fairchild Class A Common Stock may be sold in the future, which could adversely impact the price of outstanding shares.

   Fairchild has 21,843,468 shares of common stock outstanding, of which 12,463,060 shares are freely tradeable without restrictions or further registration under the Securities Act. Holders of the remaining shares, primarily Jeffrey J. Steiner, Chairman of the Board and Chief Executive Officer of Fairchild, are eligible to sell such shares pursuant to Rule 144 ("Rule 144") under the Securities Act at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. Sales of substantial numbers of shares of Class A Common Stock in the public market could adversely affect the market price of the Fairchild Common Stock.

Year 2000--Fairchild could be adversely affected if Year 2000 problems are significant.

   As the end of the century nears, there is a widespread concern that many existing computer programs that use only the last two digits to refer to a year will not properly recognize a year that begins with the digits "20" instead of "19." If not corrected, many computer applications could fail, create erroneous results, or cause unanticipated systems failures, among other problems. Fairchild has taken appropriate measures to ensure that its information processing systems, embedded technology and other infrastructure will be ready for the Year 2000.

   Fairchild has retained both technical review and modification consultants to help it assess its Year 2000 readiness. Working with these consultants and other advisors, Fairchild has formulated a plan to address Year 2000 issues. Under this plan, Fairchild's systems are being modified or replaced, or will be modified or replaced, as necessary, to render them, as far as possible, Year 2000 ready. Substantially all of the material systems within the aerospace fasteners and aerospace distribution segments are currently Year 2000 ready. At Technologies, Fairchild intends to replace and upgrade a number of important systems that are not Year 2000 compliant, and is assessing the extent to which current product inventories may include embedded technology that is not Year 2000 ready. Fairchild expects to complete testing of its most critical information technology and related systems by June 30, 1999, and anticipates that it will complete its Year 2000 preparations by October 31, 1999. Fairchild could be subject to liability to customers and other third parties if its systems are not Year 2000 compliant, resulting in possible legal actions for breach of contract, breach of warranty, misrepresentation, unlawful trade practices and other harm.

   In addition, Fairchild is continually attempting to assess the level of Year 2000 preparedness of its key suppliers, distributors, customers and service providers. To this end, Fairchild has sent, and will continue to send, letters, questionnaires and surveys to its significant business partners inquiring about their Year 2000 efforts. If a significant business partner of Fairchild fails to be Year 2000 compliant, Fairchild could suffer a material loss of business or incur material expenses.

   Fairchild is also developing and evaluating contingency plans to deal with events affecting Fairchild or one of its business partners arising from significant Year 2000 problems. These contingency plans include identifying alternative suppliers, distribution networks and service providers.

   Although Fairchild's Year 2000 assessment, implementation and contingency planning is not yet complete, Fairchild does not now believe that Year 2000 issues will materially affect its business, results of operations or financial condition. However, Fairchild's Year 2000 efforts may not be successful in every respect. To date, Fairchild has incurred approximately $0.8 million in costs that are directly attributable to addressing Year 2000 issues. Fairchild management currently estimates that Fairchild will incur between $2.0 million and $3.0 million in additional costs during the next 12 months relating to the Year 2000 problem.

                   INFORMATION CONCERNING THE SPECIAL MEETING

Time, Place, Date

   This Proxy Statement is being furnished to the holders of the outstanding Banner Common Stock in connection with the solicitation of proxies by the Board of Directors of Banner for use at the Special Meeting of stockholders of Banner
to be held on        , 1999 at    a.m. local time, at         , including any
adjournments or postponements thereof.

Purpose of the Special Meeting

   At the Special Meeting, holders of Banner Common Stock will consider and vote upon a proposal to approve and adopt the merger agreement and the merger and to transact such other business as may properly come before the meeting. Additional information concerning the Special Meeting and the Merger Agreement is set forth below and a copy of the merger agreement is attached hereto as Appendix A. A special committee of independent directors of the Board of Directors of Banner (the "Special Committee") has unanimously determined, based upon the opinion of their financial advisor, that the terms of the Merger are fair from a financial point of view to the holders of the Banner Common Stock other than Banner Common Stock owned by Fairchild or any of its affiliates (all Common Stock not so owned by Fairchild or any of its affiliates being referred to herein as the "Nonaffiliated Shares"), and has recommended that such holders and the Board of Directors vote for approval and adoption of the merger agreement and the transactions contemplated thereby. Acting on the unanimous recommendation of the Special Committee, the Board of Directors of Banner has approved and adopted the merger agreement and the merger. The Special Committee and the Board of Directors of Banner recommend that stockholders vote for approval and adoption of the merger agreement and the merger. However, stockholders of Banner should be aware that certain of the members of the Board of Directors of Banner have conflicts of interest with respect to the merger and accordingly abstained from voting. See "The Merger--Interest of Certain Persons in the Merger; Certain Relationships."

Record Date; Quorum; Outstanding Banner
Common Stock Entitled To Vote

   The record date for the Special Meeting has been fixed as the close of
business on          (the "Record Date"). Only holders of record of Banner
Common Stock on the Record Date are entitled to notice of and to vote at the Special Meeting. Holders of Banner Common Stock on the Record Date are entitled to one vote for each share of Banner Common Stock held on matters properly presented at the Special Meeting. A stockholders' list will be available for examination by holders of Banner Common Stock, for any purpose related to the Special Meeting, during the 10-day period preceding such meeting, at the offices of Harris Trust and Savings Bank, 600 Superior Avenue East, Suite 600, Cleveland, Ohio, 44114. Telephone: (216) 263-3638 or (800) 539-7216.

   At the close of business on the Record Date, there were shares of Banner
Common Stock issued and outstanding, held of record by    registered holders.
The holders of a majority of the Banner Common Stock entitled to vote who are present in person or represented by proxy will constitute a quorum for the transaction of business at the Special Meeting. Fairchild's approximately 83% ownership of the outstanding Banner Common Stock will be sufficient to create a quorum at the Special Meeting.

Vote Required; Certain Banner Common
Stock Voting in Favor of the Merger

   Pursuant to the Delaware General Corporation Law (the "DGCL"), the Merger Agreement must be approved and adopted by the affirmative vote of the holders of a majority of the outstanding Banner Common Stock (the "DGCL Vote Requirement"). Fairchild will vote its Banner Common Stock for approval and adoption of the Merger Agreement. As of the Record Date, Fairchild was the owner of 17,839,974 shares of Banner Common Stock (approximately 83% of the outstanding shares of Banner Common Stock). The Merger is also subject to other conditions. See "Certain Provisions of the Merger Agreement--Conditions."

   Failure to return an executed proxy card or to vote in person at the Special Meeting or voting to abstain will constitute, in effect, a vote against approval and adoption of the merger agreement for purposes of the DGCL Vote Requirement.

No Dissenters' Rights

   Under the DGCL, no holder of Banner Common Stock will have dissenters' rights of appraisal as a result of the merger.

Action To Be Taken Under the Proxy

   All proxies in the enclosed form that are properly executed and returned to Banner's transfer agent, Harris Trust and Savings Bank, on or before the date of the Special Meeting, and not revoked, will be voted at the Special Meeting or any adjournments or postponements thereof in accordance with any instructions thereon or, if no instructions are provided, will be voted FOR adoption and approval of the merger agreement. Any stockholder who has given a proxy pursuant to this solicitation may revoke it by attending the Special Meeting and giving oral notice of his or her intention to vote in person, without compliance with any other formalities. In addition, any proxy given pursuant to this solicitation may be revoked prior to the Special Meeting by delivering to the Secretary of Banner an instrument revoking it or a duly executed proxy bearing a later date.

   Management of Banner does not know of any matters other than those set forth herein which may come before the Special Meeting. If any other matters are properly presented to the Special Meeting for action, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matters. Such matters could include an adjournment or postponement of the Special Meeting from time to time in the event the Board of Directors of Banner or the Special Committee determines that holders of Banner Common Stock have not had sufficient time to consider the merger agreement. If any such determination is made, additional proxies may be solicited during such adjournment period.

Proxy Solicitation

   The expense of mailing this Proxy Statement/Prospectus and the proxies solicited hereby will be borne by Banner. The expense of preparing and printing this Proxy Statement/Prospectus will be borne equally by Fairchild and Banner. In addition to the use of the mail, proxies may be solicited by officers, directors and employees of Banner, without additional remuneration, by personal interviews, written communication, telephone or facsimile transmission. Banner also will request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of Banner Common Stock held of record, and will provide reimbursement for the cost of forwarding the material in accordance with customary charges.

                                   THE MERGER

Purpose and Background of the Merger

   Prior to the initial public offering of Banner in 1990, Fairchild owned, through a subsidiary, 100% of the shares of the Banner Common Stock. As a result of the initial public offering, Fairchild's indirect beneficial ownership of Banner Common Stock was reduced from 100% to 47.2%.

   Effective February 25, 1996, Fairchild completed a transfer of its Harco Business ("Harco") to Banner in exchange for 5,386,477 shares of Banner Common Stock. The exchange increased Fairchild's ownership of Banner Common Stock from approximately 47.2% to 59.3%. Accordingly, since February 25, 1996, Fairchild has consolidated the financial results of Banner for accounting purposes.

   In May 1997, Banner issued rights to its existing stockholders pursuant to which each stockholder could acquire one share of a newly established 7.5% convertible Preferred Stock for every 4.5 shares of Banner Common Stock owned. Fairchild signed a commitment to subscribe for its pro rata share of such newly established Preferred Stock. On June 18, 1997, Banner received subscriptions for 3,710,955 shares of Banner Preferred Stock resulting in gross proceeds to Banner of $34.1 million. Such proceeds were used to reduce outstanding debt of Banner. By virtue of this transaction, Fairchild's beneficial ownership of Banner increased from 59.3% to approximately 62.6%.

   In January 1998, Banner repurchased 2,246,967 shares of Banner Common Stock for a total cost of $23.3 million, increasing Fairchild's ownership to 66.3% at the end of March 31, 1998.

   On May 11, 1998, Fairchild commenced an offer to exchange (the "Exchange Offer"), for each properly tendered share of Banner Common Stock, a number of shares of Fairchild's Class A Common Stock, equal to the quotient of $12.50 divided by $20.675, up to a maximum of 4,000,000 shares of Banner Common Stock. The Exchange Offer expired on June 9, 1998, and 3,659,364 shares of Banner Common Stock were validly tendered for exchange and Fairchild issued 2,212,361 shares of its Class A Common Stock to the tendering stockholders. As a result of the Exchange Offer, Fairchild's ownership of Banner Common Stock increased to 83.3%. Fairchild effected the Exchange Offer to increase its ownership of Banner to more than 80% in order for Fairchild to include Banner in its United States consolidated corporate income tax return.

   On several occasions in the period between September 1998 through November 1998, Jeffrey J. Steiner, the Chairman of the Board and Chief Executive Officer of Fairchild, discussed with certain senior officers of Fairchild and Banner the possibility that Fairchild might consider making an offer to acquire all of the outstanding public shares of Banner Common Stock at a future time. During this period, the senior management of Fairchild analyzed strategic options available to Fairchild, including transactions involving the purchase of the Nonaffiliated Shares, but no decision to proceed was made.


   On December 1, 1998, a meeting of the Board of Directors of Banner was held. Eight of nine directors were present in person or by teleconference. At the meeting, Mr. Steiner advised the Banner Board of Directors that Fairchild was considering the possibility of making an offer to acquire the outstanding Nonaffiliated Shares. He outlined a possible time frame in which such an offer might be made, if at all, and discussed the potential implications of such an acquisition. A discussion followed, at the end of which the Banner Board of Directors concluded that, in view of Fairchild's position as a controlling stockholder of Banner and certain directors of Banner either serving as directors or officers of Fairchild or having other relationships with Fairchild and its management, it would be appropriate to constitute the Special Committee. The Banner Board of Directors determined that the Special Committee would be composed entirely of directors without such positions or relationships, which would permit independent consideration of any proposal that might be made by Fairchild. The Banner Board of Directors then appointed Steven Gerard, Charles Haar and Leonard Toboroff to act in that capacity, should Fairchild determine to offer to acquire the Nonaffiliated Shares. See "Management of Banner and Surviving Corporation." The Special Committee was authorized to evaluate and negotiate the terms of a proposed transaction, to make a recommendation to the full Banner Board of Directors concerning any proposed transaction and to cause any proposed transaction determined to be acceptable to be consummated. The Banner Board of Directors also authorized the Special Committee to retain independent legal and financial advisors to assist it in discharging these delegated duties.

   During the period December 1-3, 1998, the Special Committee discussed the retention of an independent financial advisor. Among the relevant considerations in determining who to engage were the degree of expertise in the areas of mergers and acquisitions and going private transactions, familiarity with special committee procedures and prior knowledge of Banner's business and prospects. After consideration of potential candidates, the Special Committee selected Houlihan Lokey Howard & Zukin ("Houlihan Lokey" or the "Financial Advisor"), which had been engaged to assist Banner on two previous occasions in connection with merger and acquisition transactions. The Special Committee's selection of the Financial Advisors was subject to confirmation of the existence of no conflict of interest (which was subsequently confirmed to be the case). The Special Committee informed the Financial Advisor of its decision and discussed with the Financial Advisor the terms of the proposed transaction, the scope of such firm's engagement and the procedures that such firm would utilize in the course of such engagement.

   The Special Committee also determined that Mr. Gerard would act as its Chairman and that Mr. Gerard should meet with and supervise engagement of independent legal counsel.

   On December 2, 1998, a special telephonic meeting of the Board of Directors of Fairchild was convened with each director of Fairchild in attendance in person or by teleconference. Mr. Steiner reviewed with the Fairchild Board of Directors the recommendation of senior management of Fairchild that Fairchild offer to acquire the Nonaffiliated Shares at a price of $9.75 per share, payable entirely in Fairchild Class A Common Stock. At such meeting, Mr. Steiner outlined the potential advantages in operating benefits and efficiencies that could be realized were Banner a wholly-owned subsidiary of Fairchild. After a lengthy discussion, the Fairchild Board approved an offer to acquire in a merger all of the Nonaffiliated Shares at $9.75 per share, to be paid entirely in Fairchild Class A Common Stock (the "Proposed Transaction"). The Fairchild Board delegated to senior management of Fairchild authority to negotiate the Proposed Transaction (including the price to be paid) on behalf of Fairchild, subject to final approval by the Fairchild Board. The price proposed to be paid for the Nonaffiliated Shares was based principally upon historic trading prices for the Banner Common Stock, on premiums paid in selected minority share purchases and a determination by the Fairchild Board as to what would be an appropriate price to offer holders of the Nonaffiliated Shares.

   Subsequent to the Fairchild Board meeting, Mr. Steiner communicated to the members of the Special Committee the terms of the Proposed Transaction. These included its structure, the price proposed to be paid for the Nonaffiliated Shares and the proposed adjustment to the purchase price based upon fluctuations in value of Fairchild Class A Common Stock and the common stock of AlliedSignal held by Banner.

   On December 3, 1998, Fairchild and Banner publicly announced the Proposed Transaction, including the proposed purchase price of $9.75 per share of Banner Common Stock. The release indicated that the Proposed Transaction was subject to certain conditions, including the approval of the Banner Board of Directors (which was expected to refer the Proposed Transaction to the Special Committee), consents of lenders to Fairchild and Banner, the execution of a definitive merger agreement and the approval of the Proposed Transaction by Banner stockholders.

   On December 4, 1998, a purported class action lawsuit against Fairchild, Banner and Banner's directors was initiated in Delaware. See "--Litigation Regarding the Merger."

   Over the next several weeks, the Financial Advisor conducted its financial due diligence review of Banner and Fairchild. In connection with such due diligence it reviewed, among other things, annual and quarterly reports, including financial statements of Banner and Fairchild; historical business and financial information relating to Banner and Fairchild; pro forma financial statements and projections for Banner and Fairchild for the period ending June 30, 2004 prepared by management of Banner and Fairchild, respectively; historical market price and trading volume for Banner's and Fairchild's publicly traded securities; publicly available data for certain companies deemed comparable to Banner and Fairchild; publicly available price and premiums paid in other transactions deemed similar to the Proposed Transaction; and documentation relating to the merger. The Financial Advisor also met with members of senior management of Banner and Fairchild to discuss the operations, financial condition, future prospects and projected operations and performance of Banner and Fairchild, respectively.

   On December 11, 1998, the Chairman of the Special Committee met with representatives of Olshan Grundman Frome Rosenzweig & Wolosky LLP ("Olshan") to discuss its retention as counsel. They reviewed the Proposed Transaction and the course of discussions to date. They discussed potential transaction issues and how these issues might be addressed. Thereafter, the Special Committee determined to retain Olshan as counsel.

   In connection with their legal due diligence, representatives of Olshan reviewed, among other things, certain books and records of Banner and Fairchild, including the minutes of meetings of the boards of directors and committees of the boards of both companies; publicly filed documents of Banner and Fairchild; the terms of the contractual arrangements between Banner on the one hand and Fairchild and/or other of Fairchild's affiliates on the other; and the principal contractual arrangements to which Banner is a party, including agreements relating to its financing; and various litigation.

   On December 18, 1998, the Special Committee met with the Financial Advisor and counsel. A representative of Olshan discussed with the Special Committee its duties and obligations to Banner stockholders. Olshan reviewed standards under Delaware law applicable to evaluation and negotiation of a transaction such as the Proposed Transaction and the role of a special committee. The Special Committee requested that Olshan prepare a memorandum concerning the duties and obligations of a special committee and provide it with copies of the principal Delaware case law in this area. The Special Committee reviewed a time line for the Proposed Transaction, which included discussion of transaction documentation and the procedure for filing with and review by the Securities and Exchange Commission of proxy materials that would be utilized for a meeting of Banner stockholders. A representative of the Financial Advisor reviewed the process inherent in a fairness opinion and efforts undertaken by it to date. He explained the valuation methodology to be used involving Banner, Fairchild and their respective publicly traded securities. He also discussed a variety of issues that might be expected to affect valuation, including certain aspects of the operations of the two companies. The meeting concluded with a discussion of some of the issues that could be expected to arise in a draft of the proposed merger agreement.

   During the weeks following this meeting, the Financial Advisor and Olshan continued their due diligence activities. These included visits by the Financial Advisor and Olshan to the principal offices of Banner, a visit by the Financial Advisor to the principal office of Fairchild and numerous telephone conversations between each of the Special Committee's advisors and senior management of Banner.

   During the week of January 4, 1999, Cahill Gordon & Reindel ("Cahill"), counsel to Fairchild, provided initial drafts of the merger agreement and this Proxy Statement/Prospectus to Banner and its counsel and negotiations began with respect to the terms of the merger agreement.

   On January 7, 1999, the Special Committee again met with the Financial Advisor and Olshan. The principal purpose of the meeting was to hear the preliminary report of the Financial Advisor with regard to fairness of the Proposed Transaction. Representatives of the Financial Advisor reviewed due diligence completed by it. They then reviewed a timeline of events from January 1997 to date that they regarded as significant to the valuation of Banner and Fairchild. They presented a comparative analysis of premiums paid in comparable transactions. The Financial Advisor then provided its preliminary range of valuation of Banner, utilizing the market multiple, discounted cash flow and comparable transaction approaches to total invested capital, in the case of operational assets, and trading values, transaction price and an option model, in the case of non-operational assets. They reviewed Banner pro forma historical and projected representative earning levels and risk rankings. They then reviewed Fairchild historical and projected representative earnings levels and risk rankings and provided preliminary conclusions as to Fairchild valuation. The Special Committee discussed the material presented and determined a range of acceptable price for the Nonaffiliated Shares.

   The Special Committee agreed that Mr. Gerard would meet with senior management of Fairchild on the same day to present the Special Committee's viewpoint. Negotiations then continued at a meeting with Fairchild senior management and the parties agreed in principle to increase the purchase price to be paid for the Nonaffiliated Shares to $10.60. Concurrently, counsel to the Special Committee furnished to Cahill Banner's comments on the draft merger agreement.

   A second draft of the merger agreement was circulated by Cahill on January 9 and negotiations on the document followed through the weekend. The Financial Advisor continued to refine its preliminary conclusion on valuations based in part upon updated and further financial information regarding Banner provided to it by senior management of Banner. On January 11, Mr. Gerard communicated with Mr. Steiner outlining the Special Committee's belief that a further increase in the price to be paid for the Nonaffiliated Shares was justified.

   On January 12, 1999, the Special Committee met with the Financial Advisor and Olshan. Mr. Gerard updated the other members on the developments of the prior five days. A representative of the Financial Advisor outlined recent increases in the valuation of Banner assets. The Special Committee reviewed with Olshan its responsibilities regarding the transaction price to be obtained and consideration of alternative transactions. The meeting of the Special Committee was then adjourned to permit Mr. Gerard and Mr. Steiner to discuss the terms of the Proposed Transaction. Following these negotiations, all principal outstanding issues were ultimately resolved. These included an increase to $11.00 in the price to be paid for the Nonaffiliated Shares and the application of the "collar" on AlliedSignal Inc. shares held by Banner solely to those 1,642,789 shares not subject to hedging arrangements.

   The meeting of the Special Committee was then reconvened. The Financial Advisors rendered an oral opinion that, as of such date, the $11.00 per Nonaffiliated Share in Fairchild Class A Common Stock to be received by holders of Nonaffiliated Shares in the merger was fair from a financial point of view to such holders. This opinion was confirmed in writing as of January 11, 1999. See "--Opinion of the Financial Advisors for the Special Committee." After full discussion, the Special Committee determined that the terms of the merger, subject to revised documentation, were fair to, and in the best financial interests of, the holders of the Nonaffiliated Shares. The Special Committee then unanimously adopted resolutions recommending to the Board of Directors of Banner that, subject to revised documentation, it approve and adopt that merger agreement and recommend to the holders of Nonaffiliated Shares that they vote to approve and adopt the merger agreement.

   The meeting of the Board of Directors of Banner then commenced. The Banner Board of Directors reviewed the principal terms of the merger and heard the oral opinion of the Financial Advisor. After full discussion, the Board of Directors of Banner determined that the Merger was fair to, and in the best financial interest of, the holders of the Nonaffiliated Shares, and adopted resolutions to approve and adopt the merger agreement and to recommend that such holders vote to approve and adopt the merger agreement. During the remainder of the day and the evening of January 11, representatives of Cahill and Olshan finalized the terms of the merger agreement. The merger agreement was then executed and delivered by representatives of Banner, Fairchild and Merger Sub.

   On January 12, 1999, Banner and Fairchild jointly announced that they had reached agreement on the terms of the merger.

Recommendation of the Special Committee and Board of Directors of Banner; Fairness of the Merger

   At a meeting held on January 11, 1999, the Special Committee unanimously determined (i) to recommend that the Board of Directors of Banner approve and adopt the merger agreement and that the Board of Directors of Banner recommend to the holders of the Nonaffiliated Shares that such stockholders vote to approve and adopt the merger agreement; (ii) to recommend to the holders of the Nonaffiliated Shares that such stockholders vote to approve and adopt the merger agreement; and (iii) that the terms of the merger are fair to, and in the best interests of, the holders of the Nonaffiliated Shares. At a meeting of the Board of Directors of Banner held on January 11, 1999, at which eight of the nine directors of Banner were present or participated by telephone, the Board of Directors, based on the unanimous recommendation of the Special Committee, (x) approved and adopted the merger agreement; (y) determined to recommend to the holders of the Nonaffiliated Shares that they vote to approve and adopt the merger agreement; and (z) determined that the terms of the merger were fair to, and in the best interests of, Banner and the holders of the Nonaffiliated Shares. See "--Purpose and Background of the Merger."

   The Special Committee. In determining to recommend to the Board of Directors of Banner that it approve and adopt the merger agreement, and in determining the fairness of the terms of the merger, the Special Committee considered factors including the following, each of which, in the Special Committee's view, supported the Special Committee's determination to recommend the merger:

     (i) the financial condition, assets, results of operations, business and prospects of Banner, and the risks inherent in achieving those prospects, including the belief of management of Banner, as expressed to the Special Committee and which the Special Committee generally found to be reasonable;

     (ii) the terms and conditions of the merger agreement, including the amount and form of consideration, the nature of the parties' representations, warranties, covenants and agreements, the limited number of conditions to the obligations of Fairchild (including the absence of a financing condition) and the rights of the Special Committee and the Board of Directors of Banner, are consistent with their fiduciary duties to the holders of the Nonaffiliated Shares, including the right under certain circumstances to withdraw their respective recommendations;

     (iii) the history of the negotiations with respect to the merger, and the belief of the members of the Special Committee that $11.00 paid in Fairchild Class A Common Stock per Nonaffiliated Share was the best price that could be obtained from Fairchild;

     (iv) the fact that the $11.00 paid in Fairchild Class A Common Stock per Nonaffiliated Share to be received by the holders of the Nonaffiliated Shares in the merger represented a premium of 25.7% over the closing price of the common stock on December 2, 1998, the last full trading day before the public announcement of the Proposal;

     (v) the stock price and trading volume history of the Banner Common
  Stock;

     (vi) the opinion of Houlihan Lokey as to the fairness from a financial point of view of the $11.00 paid in Fairchild Class A Common Stock per Nonaffiliated Share to be received by the holders of the Nonaffiliated Shares and the analysis presented to the Special Committee by Houlihan Lokey (see "--Opinion of Houlihan Lokey Howard & Zukin for the Special Committee"); and

     (vii) the absence of any expression of interest on the part of potential third party acquirers of Banner.

   In light of the number and variety of factors the Special Committee considered in connection with its evaluation of the Proposed Transaction, the Special Committee did not find it practicable to assign relative weights to the foregoing factors, and accordingly, the Special Committee did not do so.

   Although the Special Committee did consider historical trading prices of the Banner Common Stock, the Special Committee did not consider trading prices of the Banner Common Stock for the period following the announcement of the merger because it believed that such prices reflected anticipation of the possibility of the purchase of the Nonaffiliated Shares by Fairchild.

   The Special Committee regularly consulted with Houlihan Lokey during the course of its work in connection with its analysis of Banner and the evaluation of the merger. The Special Committee believes that the analysis of Houlihan Lokey is reasonable.

   The Special Committee believes that the merger is procedurally fair because:
(i) the Special Committee consisted of disinterested directors appointed to represent the interests of, and to negotiate on an arm's-length basis with Fairchild on behalf of, the holders of the Nonaffiliated Shares; (ii) the Special Committee retained and was advised by independent legal counsel; and
(iii) the Special Committee retained Houlihan Lokey as independent Financial Advisor to assist it in evaluating the merger. In addition, the Special Committee believes that the merger is procedurally fair because the $11.00 paid in Fairchild Class A Common Stock per share price and the other terms and conditions of the merger agreement resulted from active arm's-length bargaining between the Special Committee and Fairchild.

   The members of the Special Committee have had ongoing contact with Banner's management concerning developments with respect to Banner, including financial results. However, such developments have not affected the Special Committee's determination with respect to the fairness of the merger, nor have such developments led the members of the Special Committee to conclude that an additional meeting of the Special Committee was warranted.

   The Board of Directors of Banner. The Board of Directors, at a meeting held on January 11, 1999, considered the unanimous recommendation of the Special Committee, as well as the factors (enumerated above) considered by the Special Committee, and determined that the merger is fair to, and in the best interests of, Banner and the holders of the Nonaffiliated Shares, approved and adopted the merger agreement, and recommended that such stockholders vote to approve and adopt the merger agreement. The members of the Board of Directors are aware of developments with respect to Banner, including its financial results. Mr. Steiner, Dr. Steiner, Mr. Alcox and Mr. Hercot, given their status as interested directors, abstained from voting.

Opinion of the Financial Advisor for the Special Committee

   The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The following is a brief summary and general description of the valuation methodologies followed by Houlihan Lokey. The summary does not purport to be a complete statement of the analyses and procedures applied, the judgements made or the conclusion reached by Houlihan Lokey or a complete description of its presentation. Houlihan Lokey believes, and so advised the Special Committee, that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the process underlying its analyses and opinions.

   The Special Committee retained Houlihan Lokey to render an opinion (the "Opinion") as to the fairness, from a financial point of view, of the $11.00 stock consideration to be received by the public common stockholders in the merger. On January 7, 1999, Houlihan Lokey updated the Special Committee with respect to its analysis. On January 11, 1999, Houlihan Lokey delivered its oral Opinion (followed by a written Opinion on January 11, 1999) to the Special Committee and to the Board of Directors of Banner that, as of such date and based on the matters described therein, the consideration to be received by the public common stockholders of Banner is fair from a financial point of view.

   The complete text of Houlihan Lokey's opinion is attached hereto as Appendix
B. The summary of the opinion set forth below is qualified in its entirety by reference to the opinion. Banner stockholders are urged to read the opinion carefully in its entirety for a description of the procedures followed, the factors considered and the assumptions made by Houlihan Lokey.

   The Opinion addresses only the fairness from a financial point of view of the stock consideration to be received by the public common stockholders of Banner pursuant to the merger agreement and does not constitute a recommendation to the Banner stockholders. The Opinion does not address Banner's or Fairchild's underlying business decision to effect the merger.

   In connection with the preparation of the Opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey: reviewed the publicly available financial information in the Banner's Form 10-K for the fiscal years ended March 31, 1995 through March 31, 1998, Form 10-Q of Banner as of September 30, 1998 and unaudited results of Banner as of October 31, 1998, prepared by the management of Banner; reviewed the publicly available financial information in Fairchild's Form 10-K for the fiscal years ended June 30, 1995 through June 30, 1998, and Form 10-Q of Fairchild as of September 27, 1998; met with certain members of the senior management of Banner and Fairchild to discuss the operations, financial condition, future prospects and projected operations and performance of Banner and Fairchild; visited the business offices of Banner and Fairchild located in Dulles, Virginia; reviewed a pro forma forecast for Banner dated May 27, 1998 prepared by the management of Banner, for the fiscal year ending March 31, 1999; reviewed pro forma forecasts dated December 30, 1998 for Banner and Fairchild prepared by the management of Banner and Fairchild, for the years ending June 30, 1999 through 2004; reviewed the charter and by-laws of Banner; reviewed the historical market prices and trading volume for the publicly traded securities of Banner and Fairchild; reviewed publicly available financial data for certain companies that Houlihan Lokey deemed comparable to Banner and Fairchild, and publicly available prices and premiums paid in other transactions that Houlihan Lokey considered similar to the merger; and conducted such other studies, analyses and inquiries as it deemed appropriate.

   In assessing the financial fairness of the consideration to be received in the merger Houlihan Lokey: (i) analyzed the reasonableness of the trading value of Banner's and Fairchild's publicly traded common stock; (ii) valued the common equity of Banner using widely accepted valuation methodologies; and
(iii) analyzed the reasonableness of the trading value of the Fairchild Common Stock being used as consideration in the merger.

Valuation of Banner Aerospace, Inc.

   Independent Valuation Analysis of Banner. Houlihan Lokey separated its valuation of Banner into two categories of assets: (i) a valuation of the continuing operations of Banner, including all balance sheet assets that contribute to the operations of Banner ("Operational Assets") and (ii) a valuation of all balance sheet assets that do not contribute to the continuing operations of Banner, including investments in other publicly traded companies ("Non-operational Assets"). To determine the valuation of the Operational Assets, Houlihan Lokey applied three widely used valuation approaches, namely, the market multiple approach, the discounted cash flow approach and the comparable transactions approach. To determine the value of the Non-operational Assets, each Non-operational Asset was valued separately on an after-tax basis to arrive at an aggregate value of the Non-operational assets at Banner. With respect to investments in the stock of publicly traded companies, except for Banner's $6.7 million investment in Kaynar stock, Houlihan Lokey used the 30-day average trading price for the shares to determine an appropriate value of the investment. With respect to determining the value of the investment in Kaynar, Houlihan Lokey used a share price equal to the acquisition price being offered in the Kaynar acquisition pursuant to an executed definitive merger agreement. With respect to valuing investments in Non-operational Assets that included an option position against a publicly traded company, Houlihan Lokey used the Black-Scholes option model to value each of these investments.

   Market Multiple Approach. The market multiple approach involved the multiplication of various earnings and cash flow measures by appropriate risk-adjusted multiples. Multiples were determined through an analysis of certain publicly traded companies, selected on the basis of operational and economic similarity with the principal business operations of Banner. Earnings and cash flow multiples were calculated for the comparative companies based upon daily trading prices. A comparative risk analysis between Banner and the public companies formed the basis for the selection of appropriate risk-adjusted multiples for Banner. The risk analysis incorporates both quantitative and qualitative risk factors which relate to, among other things, the nature of the industry in which Banner and other comparative companies are engaged. For purposes of this analysis, Houlihan Lokey selected the following publicly-traded companies: AAR Corp., Aviall Inc., AVTEAM, Inc., First Aviation Services Inc. and Kellstrom.

   Discounted Cash Flow Approach. In the discounted cash flow approach, projections for Banner, as prepared by the management of Banner and Fairchild, for the fiscal years ending March 31, 1999 through March 31, 2004 were utilized. The projected cash flows were analyzed on a "debt-free" basis (before cash payments to equity and interest-bearing debt investors) in order to develop a total invested capital ("TIC") value indication for Banner. A provision for the TIC value of Banner at the end of the forecast period, or terminal value, was also made. The present value of the interim cash flows and the terminal value was determined using a risk-adjusted rate of return or "discount rate." The discount rate, in turn, was developed through an analysis of rates of return on alternative investment opportunities on investments in companies with similar risk characteristics to Banner.

   Comparable Transactions Approach. Houlihan Lokey analyzed the acquisition multiples paid in publicly announced, majority acquisitions of select companies in the Aerospace Distribution industry. Houlihan Lokey's study analyzed transactions that were announced between October 1996 and December 1998.

Premium Analysis

   Houlihan Lokey analyzed minority buyout transactions from January 1, 1994, to the present, where the acquiror owned at least 75% of the target prior to the announcement date of the proposed merger. Houlihan Lokey analyzed the premium paid to the price of the stock of the target one day prior to, one week prior to, and 30 days prior to the announcement date of the proposed merger.

   The premium paid to the price of the stock of Banner prior to the announcement date for the same time periods used in the Houlihan Lokey study yielded the following results:

                          1-Day Prior to    1-Week Prior to  30-Days Prior to
                         Announcement Date Announcement Date Announcement Date
                         ----------------- ----------------- -----------------
Premium to Banner stock
 price..................       25.7%             41.9%             39.6%

   Houlihan Lokey believes that the premium paid for Banner's Common Stock was within an acceptable range of fairness for transactions in which control was not being acquired.

Valuation of Fairchild

   To determine the reasonableness of the value of the Fairchild stock to be received by the public common stockholders of Banner pursuant to the merger, Houlihan Lokey used the Market Multiple Approach and the Comparable Transactions Approach to assess the reasonableness of Fairchild's public trading value. In addition, Houlihan Lokey used one of the aforementioned widely used valuation approaches to arrive at an independent valuation of Fairchild, namely, the discounted cash flow approach. The financial operations and forecasts prepared by the management of Fairchild and used by Houlihan Lokey for purposes of its analysis was pro forma for the acquisition of Kaynar by Fairchild.

   Market Multiple Analysis. Houlihan Lokey analyzed the multiples of certain publicly traded companies as compared to Fairchild. The comparable companies were selected on the basis of operational and economic similarity with the principal business operations of Fairchild. Earnings and cash flow multiples were calculated for the comparative companies based upon daily trading prices. For purposes of this analysis, Houlihan Lokey selected the following publicly traded companies: Cordant Technologies Inc., SPS Technologies, Inc., Textron, Inc., Triumph Group Inc., and Kaynar.

   Comparable Transaction Analysis. Houlihan Lokey also analyzed the acquisition multiples paid in publicly announced, majority acquisitions of selected companies in the aerospace manufacturing industry.

Houlihan Lokey's study analyzed transactions that were announced between November 1996 and December 1998.

   Discounted Cash Flow Approach. Houlihan Lokey separated its valuation using the Discounted Cash Flow Approach into two asset categories: (i) a valuation of the continuing operations at Fairchild, including all balance sheet assets that contribute to the operations of Fairchild ("Fairchild Operational Assets") and
(ii) a valuation of all balance sheet assets that do not contribute to the continuing operations at Fairchild, including investments in other publicly traded companies ("Fairchild Non-operational Assets"). In the discounted cash flow approach, projections for Fairchild, as prepared by Fairchild's management, for the fiscal years ending June 30, 1999 through June 30, 2004 were utilized. The projected cash flows were analyzed on a "debt-free" basis (before cash payments to equity and interest-bearing debt investors) in order to develop a TIC value indication for Fairchild. A provision for the TIC value of the Fairchild at the end of the forecast period, or terminal value, was also made. The present value of the interim cash flows and the terminal value was determined using a risk-adjusted rate of return or "discount rate."

   With respect to the valuation of the Fairchild Non-operational Assets, each Fairchild Non-operational Asset was valued separately on an after-tax basis to arrive at a cumulative value of the Fairchild Non-Operational assets. With respect to investments in the stock of publicly traded companies, Houlihan Lokey used the 30-day average trading price for the shares to determine an appropriate value of the investment. With respect to valuing investments in Fairchild Non-operational Assets that were not publicly traded, Houlihan Lokey valued those investments at their book value or at a value provided by a third-party interested in acquiring the Fairchild Non-operational Asset.

Fairness Conclusion

   Based on the analyses described above, Houlihan Lokey concluded that the value of the consideration to be received by the public common stockholders of Banner pursuant to the merger agreement is fair from a financial point of view.

   Houlihan Lokey was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Banner.

   Houlihan Lokey relied upon and assumed, without independent verification, that the financial forecasts and projections provided to it were reasonably prepared and reflected the best available estimates of the future financial results and condition of Banner and Fairchild, and except as disclosed in such financial forecasts and projections, that there had been no material change in the assets, financial condition, business or prospects of Banner or Fairchild since the date of the most recent financial statements made available to Houlihan Lokey.

   Houlihan Lokey did not independently verify the accuracy and completeness of the information supplied to it with respect to Banner and does not assume any responsibility with respect to Banner and Fairchild. Houlihan Lokey did not make any independent appraisal of any of the properties or assets of Banner. The Opinion is necessarily based on business, economic, market and other conditions as they existed and could be evaluated by Houlihan Lokey at the date of the Opinion.

   Houlihan Lokey is a nationally recognized investment banking firm with special expertise in, among other things, valuing businesses and securities and rendering fairness opinions. Houlihan Lokey is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, private placements of debt and equity, corporate reorganizations, employee stock ownership plans, corporate and other purposes.

   Fees and Expenses. Pursuant to a retainer agreement (the "Retainer") entered into on January 7, 1999, Houlihan Lokey was retained by the Special Committee to analyze the fairness of the consideration to be received in the Proposed Transaction by Banner's public common stockholders from a financial point of view. Houlihan Lokey was to receive $100,000 upon the signing of the Retainer, $125,000 when it provided the Special Committee with its oral advice as to the merger and an additional $125,000 when the first proxy materials, which include the Opinion, are mailed to Banner stockholders. Houlihan Lokey was also to be reimbursed for reasonable out-of-pocket expenses incurred in connection with the rendering of the Opinion.

Certain Consequences of the Merger

   Pursuant to the merger agreement, following approval and adoption of the merger agreement and subject to the fulfillment or waiver of certain conditions, Merger Sub will be merged with and into Banner, and Banner will continue as the surviving corporation of the merger. The Nonaffiliated Shares of Banner will be converted in the merger into the right to receive Fairchild Class A Common Stock. Upon consummation of the merger, Banner will be a wholly-owned subsidiary of Fairchild. Therefore, following the merger, the holders of the Nonaffiliated Shares will no longer share in the future earnings or growth of Banner or benefit from any increases in the value of Banner, and will no longer bear directly the risk of any decreases in the value of Banner.

   Because the holders of the Nonaffiliated Shares will have no continuing interest in Banner following the merger, the Banner Common Stock will no longer meet the requirements of the NYSE for continued listing and will therefore be delisted from the NYSE.

   Banner Common Stock is currently registered under the Exchange Act. Registration of the Banner Common Stock under the Exchange Act will be terminated and Banner will be relieved of the obligation to comply with the public reporting requirements of the Exchange Act, including the obligation to comply with the proxy rules of Regulation 14A under Section 14.

   At the Effective Time of the merger, unexercised options to purchase Banner Common Stock pursuant to certain stock option plans in which certain Banner employees and directors participate will be converted into options to purchase Fairchild shares pursuant to the terms of such plans and all unvested options will vest as of the Effective Time. See "Certain Provisions of the Merger Agreement--Treatment of Stock Options."

   The directors and officers of Banner immediately prior to the merger will be replaced immediately after the merger with designees of Fairchild. The Certificate of Incorporation and Bylaws of Banner immediately prior to the Effective Time will be the Certificate of Incorporation and Bylaws of Banner as the surviving corporation immediately after the merger.

Listing of Fairchild Class A Common Stock

   Fairchild intends to file an application to list on the NYSE the shares of Fairchild Class A Common Stock to be issued in the merger and the shares issuable upon the exercise of Banner stock options that are converting in the merger to be exercisable for Fairchild Class A Common Stock. The listing of the shares of Fairchild Class A Common Stock to be issued in the merger is a condition to the consummation of the merger.

Plans for Banner After the Merger

   Fairchild has not, as of the date of this Proxy Statement/Prospectus, approved any specific plans or proposals involving Banner after the merger. However, Fairchild does intend to use the assets of Banner in support of Fairchild's operations and plans for growth, which could include substantial sales of assets of Banner to finance acquisitions or for general corporate purposes.

Conduct of the Business of Fairchild and Banner if the Merger Is Not
Consummated

   If the merger is not consummated, Fairchild and Banner expect that Banner will continue to be controlled by Fairchild. The businesses of Fairchild and Banner would probably continue substantially as currently conducted. However, Fairchild expects that it would use its control of Banner to cause Banner to act in support of Fairchild's operations and plans for growth, which could include Fairchild borrowing money from Banner. In addition, Banner could buy Fairchild stock in accordance with its existing investment plans.

   If the merger is not consummated, Fairchild may purchase additional Banner Common Stock on terms more or less favorable to the holders of the Nonaffiliated Shares than the terms of the merger or sell Banner

Common Stock, from time to time, at prices deemed acceptable to Fairchild, pursuant to a merger transaction, tender offer, and open market or privately negotiated transactions or otherwise. However, currently Fairchild has not made any decision about any future transactions if the merger is not consummated.

Interest of Certain Persons in the Merger; Certain Relationships

   In considering the recommendation of the Special Committee and of the Board of Directors of Banner, the stockholders of Banner should be aware that certain officers and directors of Banner have certain interests in the merger or certain relationships, including those referred to below, that present actual, potential or the appearance of potential conflicts of interest in connection with the merger. The Special Committee and the Board of Directors were aware of these potential or actual conflicts of interest and considered them along with other matters described under "--Recommendation of the Special Committee and the Board of Directors of Banner, Fairness of the Merger."

Common Stock Ownership

   Directors and executive officers of Banner (including any person who served as a director or executive officer of Banner at any time during fiscal 1998)
beneficially owned as of      more than  % of the outstanding Banner Common
Stock, approximately % of the outstanding share of Fairchild Class A Common Stock and approximately % of the outstanding Fairchild Class B Common Stock.
Directors and executive officers of Fairchild owned as of     ,  % of the
outstanding Banner Common Stock and % of the outstanding shares of Fairchild Class A Common Stock. All Banner Common Stock held by such directors and executive officers at the Effective Time will be converted, upon consummation of the merger, along with all other publicly held Banner Common Stock, into the right to receive the Merger Consideration. Fairchild and Banner believe that the present intention of their respective directors and executive officers who own Banner Common Stock is to vote all Banner Common Stock as to which they possess voting power for approval and adoption of the merger agreement. See "Securities Ownership--Ownership of Banner Common Stock" and "Securities Ownership--Ownership of Fairchild Class A Common Stock by Directors and Executive Officers of Banner."

Directors and Officers

   Jeffrey J. Steiner is the Chairman of the Board, Chief Executive Officer and President of Banner and the Chairman of the Board and Chief Executive Officer of Fairchild. Michael T. Alcox is a director of Banner and Fairchild. Dr. Eric
I. Steiner is a director and a Senior Vice President of Banner and director, President and Chief Operating Officer of Fairchild and is the son of Jeffrey J. Steiner. Philippe Hercot is a director of Banner and is the son-in-law of Jeffrey J. Steiner and the brother-in-law of Dr. Eric Steiner. Philippe Hercot is also the husband of Natalia Hercot, an officer of Fairchild. Donald E. Miller serves as the General Counsel for Banner and serves as Executive Vice President, General Counsel and Secretary of Fairchild . In addition, Eugene W. Juris is a Vice President and Chief Financial Officer of Banner, and provided in fiscal 1998 accounting services for a Fairchild subsidiary which reimbursed Banner for Mr. Juris' salary and expenses for that period.


   For services performed as members of the Special Committee, Steven Gerard, the Chairman, will receive a fee of $40,000 and Charles Haar and Leonard Toboroff will each receive a fee of $30,000.

Indemnification and Insurance

   Fairchild agreed to cause Banner to maintain for not less than six years Banner's current director and officer liability insurance to the extent available or substantially equivalent policies; provided, that Fairchild will not have to pay more than 150% of the current annual premiums paid by Banner. Fairchild has also agreed that all rights to indemnification now existing in favor of the directors or officers of Banner and its subsidiaries as in effect on the date of the merger agreement shall continue for a period of six years beyond the merger. See "The Merger--Certain Provisions of the Merger Agreement--Covenants."

Accounting Treatment

   Fairchild will account for the merger using the purchase method of accounting.

Fees and Expenses and Source of Funds

   The cash costs and fees to be incurred in connection with the merger agreement are estimated in the aggregate to be approximately $1,100,000. Such expenses include registration fees, financial advisory fees, accounting fees, legal fees and printing costs.

   The merger agreement calls for costs and fees to be paid by the party which incurred them. Such expenses include registration fees, financial advisory fees, accounting and legal fees.

   Fairchild currently expects it will issue shares of Fairchild Class A Common Stock with an aggregate value of approximately $41,000,000 to pay the Merger Consideration to the holders of the Nonaffiliated Shares.

Regulatory Requirements

   Except for the filing of the Merger Certificate with the Secretary of State of the State of Delaware after the approval and adoption of the merger agreement pursuant to the DGCL, and compliance with federal and state securities laws, neither Fairchild nor Banner is aware of any material United States federal or state or foreign governmental regulatory requirement necessary to be complied with, or any approval that must be obtained, in connection with the merger.

Litigation Regarding the Merger

   Immediately after the public announcement of the Proposal, on or about December 4, 1998 a purported class action lawsuit against Fairchild, Banner and Banner's directors was initiated by a Banner stockholder, in Delaware State Court, styled Yassin v. Banner Aerospace, Inc., et al., Civ. A 168 22NC (Del. Ch. New Castle Co.) (the "Stockholder Action"). The complaint alleges that the price offered by Fairchild for the Nonaffiliated Shares was inadequate and that negotiations leading up to the proposal were not conducted at arm's length. The Stockholder Action complaint purports to be brought by a holder of Nonaffiliated Shares on behalf of all holders of Nonaffiliated Shares, and seeks injunctive relief and unspecified money damages. The complaint alleges, among other things, that the defendants breached their fiduciary duties to Banner's minority stockholders because the initially proposed merger consideration was inadequate and unfair. Fairchild and Banner believe that their actions and those of Banner's Board of Directors (and its Special Committee) in connection with the merger have been in accordance with Delaware Law. The time in which the defendants may answer or move against the complaint has been extended to March 26, 1999.

                           CERTAIN TAX CONSIDERATIONS

   The following is a summary of certain federal income tax consequences of the Merger. This summary is based upon the Internal Revenue Code of 1986, as amended, the ("Code"), Treasury Regulations, administrative rulings, and judicial decisions as of the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling has been or will be requested from the Internal Revenue Service (the "Service") on the tax consequences of the Merger. Accordingly, there can be no assurance that the Service will not take a position contrary to one or more positions reflected herein or that the positions reflected herein will be upheld if challenged by the Service.

   This summary applies only to those holders of Banner Common Stock who hold their shares as "capital assets" within the meaning of Section 1221 of the Code. This summary does not address the federal income tax consequences that may be relevant to a particular holder subject to special treatment under applicable federal income tax laws, including, without limitation, holders who are foreign persons, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who acquired Banner Common Stock pursuant to the exercise of employee stock options or rights or otherwise as compensation, persons who hold their shares of Banner Common Stock through a partnership or other pass-through entity or persons who hold Banner Common Stock as part of a straddle or conversion transaction. Moreover, the summary does not address state, local or foreign tax consequences of the Merger. Consequently, each holder should consult such holder's own tax advisor as to the specific tax consequences of the Merger to such holder.

   In the opinion of Banner's tax advisors, an exchange of Banner Common Stock for Fairchild Class A Common Stock pursuant to the Merger will be treated for federal income tax purposes as an exchange pursuant to Section 368(a)(1)(B) of the Code and:

     (i) no gain or loss will be recognized by Fairchild, any of its wholly owned subsidiaries, Banner or Merger Sub as a result of the Merger;

     (ii) no gain or loss will be recognized by a holder of Banner Common Stock upon the exchange of such Banner Common Stock solely for Fairchild Class A Common Stock, except with respect to the receipt of cash in lieu of fractional shares of Fairchild Class A Common Stock;

     (iii) the aggregate adjusted tax basis of shares of Fairchild Class A Common Stock received in the Merger by a holder of Banner Common Stock (including fractional shares of Fairchild Class A Common Stock deemed received and redeemed as described below) will be the same as the aggregate adjusted tax basis of the Banner Common Stock exchanged therefor;

     (iv) the holding period of shares of Fairchild Class A Common Stock received in the Merger by a holder of Banner Common Stock (including fractional shares of Fairchild Class A Common Stock deemed received and redeemed as described below) will include the holding period of the Banner Common Stock exchanged therefor; and

     (v) a holder of Banner Common Stock who receives cash in lieu of fractional shares of Fairchild Class A Common Stock will be treated as having received such fractional shares and then as having received such cash in redemption of such fractional shares. Under Section 302 of the Code, provided such deemed redemption is "substantially disproportionate" with respect to such holder or is "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the holder will generally recognize capital gain or loss equal to the difference between the amount of cash received and the holder's adjusted tax basis in such fractional shares. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the fractional shares is more than one year.

                   CERTAIN PROVISIONS OF THE MERGER AGREEMENT

   The following includes a description of certain provisions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Appendix A and is incorporated herein by reference.

  Merger Consideration

   In the merger, all Nonaffiliated Shares will be converted, by virtue of the merger and without any action on the part of such stockholder, into the right to receive for each share of Banner Common Stock $11.00 in market value (based on the average closing price on the NYSE for the 20 most recent trading days ending on the third trading day prior to the Merger) in shares of Fairchild Class A Common Stock (the "Merger Consideration"). Immediately prior to the merger, each share of Banner Preferred Stock will be mandatorily converted into one share of Banner Common Stock, which will then receive the applicable Merger Consideration. Shares of Banner Common Stock held by Fairchild and its subsidiaries will remain outstanding.

   The Merger Consideration may be adjusted based upon either or both of two factors:

  . The market value of the shares of Fairchild Class A Common Stock are subject to a "collar" of no less than $13.95 or no more than $17.05. This means that, regardless of the trading price of Fairchild Class A Common Stock, no more than 0.7885 and no less than 0.6452 of a share of Fairchild Class A Common Stock may be exchanged for a share of Banner Common Stock.

  . The Merger Consideration will be adjusted on a per-share, after-tax basis to reflect any decrease in the value of 1,642,789 shares of AlliedSignal common stock owned by Banner below $65.3 million or an increase above $79.9 million. The price of shares of AlliedSignal common stock would have to be above $48.61 per share or below $39.77 per share before any adjustment would take effect. For every $1.00 that the average per share AlliedSignal common stock price is above or below the range of $48.61 and $39.77, the Merger Consideration would be increased or decreased by $.037 per share, as the case may be.

  Effective Time

   The Effective Time will occur upon the filing of the Certificate of Merger with the Secretary of the State of Delaware. The Certificate of Merger will be filed as soon as practicable after the approval and adoption of the merger agreement and the merger by the stockholders of Banner at the Special Meeting, and after the other conditions precedent to the consummation of the merger have been satisfied or waived. See "--Certain Provisions of the Merger Agreement-- Conditions."

  Exchange and Payment Procedures

   As soon as practicable after the Effective Time, the paying agent,      (the
"Paying Agent"), will mail to each record holder (other than Fairchild and its affiliates) of an outstanding certificate or certificates representing Banner Common Stock as of the Effective Time (including holders of Banner Preferred Stock, whose certificates will be deemed converted to Banner Common Stock by that time), a letter of transmittal and instructions. The letter of transmittal will be used to surrender such certificates in exchange for the Merger Consideration. Upon surrender to the Paying Agent of a certificate representing Banner Common Stock, together with such letter of transmittal, duly executed, the holder of such certificate shall be entitled to receive the Merger Consideration. Until surrendered in accordance with the foregoing instructions, each certificate representing Banner Common Stock will represent for all purposes only the right to receive the Merger Consideration.

   Stockholders of Banner should not send their Banner Common Stock certificates now and should send them only pursuant to instructions set forth in letters of transmittal to be mailed to Banner Stockholders as soon as practicable after the Effective Time. In all cases, the Merger Consideration will be provided only in accordance with the procedures set forth in this Proxy Statement/Prospectus and such letters of transmittal.

   Fairchild and Banner strongly recommend that certificates for Banner Common Stock and letters of transmittal be transmitted only by registered United States mail, return receipt requested, appropriately insured. Holders of Banner Common Stock whose certificates are lost will be required, at the holder's expense, to furnish a lost certificate affidavit and bond acceptable in form and substance to the Paying Agent.

   Any Merger Consideration not validly claimed by stockholders of Banner will be subject to surrender to governmental entities pursuant to applicable abandoned property, escheat or similar laws. Neither the Paying Agent nor any party to the Merger Agreement will be liable to any holder of certificates formerly representing Banner Common Stock for any amount paid to any such governmental entity.

   Banner will pay all charges and expenses of the Paying Agent in connection with the Merger and the payment and issuance of the Merger Consideration.

   Any questions concerning exchange and payment procedures and requests for
letters of transmittal may be addressed to the Paying Agent at         .

  Transfer of Banner Common Stock

   No transfer of Banner Common Stock will be made on the stock transfer books of Banner after the close of business on the day immediately prior to the Effective Date. If, on or after the Effective Date, certificates for Banner Common Stock are presented, they will be canceled and exchanged for the Merger Consideration as provided in the preceding section of this Proxy Statement/Prospectus.

  Treatment of Stock Options

   The merger agreement provides that each outstanding option to acquire Banner Common Stock under the 1990 Non-Qualified and Incentive Stock Option Plan, Banner's 1996 Non-Employee Director Stock Option Plan and the Stock Award Agreement for Philippe Hercot, in each case as such plan may have been amended (collectively, the "Stock Option Plans"), will, upon consummation of the merger, be converted by virtue of the merger and without any action on the part of the holder thereof into the right to purchase on exercise thereof the number of shares of Fairchild Class A Common Stock that they would have received as Merger Consideration had such options been exercised immediately prior to the merger, except that each option, to the extent not then exercisable, shall become exercisable in full on the date the merger becomes effective. See the merger agreement, attached as Appendix A.

  No Appraisal Rights

   Holders of Banner Common Stock will not have any dissenters' rights of appraisal under the Merger Agreement or Delaware law.

  Covenants

   Banner has agreed to submit the merger agreement for consideration by the stockholders of Banner at the Special Meeting and to recommend to the stockholders of Banner the approval of the transactions contemplated by the merger agreement.

   Fairchild has agreed to vote its Banner Common Stock in favor of the merger. Merger Sub has agreed not to engage in any activities prior to the Effective Time except as provided in the merger agreement.

   Fairchild also has agreed to cause Banner to maintain for not less than six years Banner's current director and officer liability insurance to the extent available or substantially equivalent policies; provided, that Fairchild will not be required to pay more than 150% of the annual premiums paid by Banner during the 12 month period ending September 30, 1998. In addition, all rights to indemnification now existing in favor of the present directors or officers of Banner and its subsidiaries as in effect on the date of the merger agreement shall continue for a period of six years beyond the merger.

   Fairchild and Banner have agreed in the merger agreement (i) to prepare and file with the Commission this Proxy Statement/Prospectus and otherwise to make all necessary filings and take all necessary actions in order to comply with federal and state securities laws applicable to all the transactions contemplated by the merger agreement; (ii) to consult with each other in advance of making public announcements concerning the merger; and (iii) to use their reasonable efforts to take or cause to be taken all action and to do or cause to be done all things necessary or advisable to consummate the transactions contemplated by the merger agreement. Banner has agreed to afford to Fairchild and its representatives reasonable access to information needed for the purpose of evaluating the transactions contemplated by the merger agreement.

  Representations and Warranties

   The Merger Agreement contains various representations and warranties of Banner to Fairchild and Merger Sub, including with respect to the following matters: (i) the due organization and valid existence of Banner and its subsidiaries and similar corporate matters; (ii) the capitalization of Banner;
(iii) the due authorization, execution and delivery of the merger agreement and its binding effect on Banner; (iv) regulatory filings and approvals, and the lack of conflicts between the merger agreement and the transactions contemplated thereby with Banner's Certificate of Incorporation or By Laws, contracts to which it or its subsidiaries are parties, or any law, rule, regulation, order, writ, injunction or decree binding upon Banner or its subsidiaries; (v) the accuracy of Banner's SEC filings and financial statements; (vi) the absence of certain changes or undisclosed liabilities;
(vii) certain litigation matters; (viii) the opinion of the Special Committee's Financial Advisor; (ix) compliance with applicable laws; and (x) the accuracy of the information provided by Banner for inclusion in this Proxy Statement/Prospectus. Such representations and warranties are subject to some specified exceptions and qualifications.

   The Merger Agreement also contains representations and warranties of Fairchild and Merger Sub to Banner, including with respect to the following matters: (i) the due organization and valid existence of each of Fairchild and Merger Sub and similar corporate matters; (ii) the capitalization of Fairchild;
(iii) the due authorization, execution and delivery of the merger agreement by Fairchild and Merger Sub, and its binding effect on them; (iv) regulatory filings and approvals, and the absence of conflicts of the merger agreement and the transactions contemplated thereby with the Fairchild Certificate of Incorporation or by laws of each of Fairchild and Merger Sub, or with any contract binding upon Fairchild and Merger Sub, or with any law, rule, regulation, order, writ, injunction or decree binding upon any of such parties;
(v) the accuracy of the information provided by Fairchild and Merger Sub for inclusion in this Proxy Statement/Prospectus; (vi) the formation and absence of prior activities of Merger Sub; (vii) the absence of undisclosed liabilities;
(viii) compliance with applicable laws; (ix) Fairchild's ownership of Banner's capital stock; (x) independent investigation of Banner by Fairchild and Merger Sub; and (xi) the absence of any brokerage, finder's or similar fee in connection with the merger. Such representations and warranties are subject to some specified exceptions and qualifications.

  Conditions

   The obligations of Banner, Merger Sub and Fairchild to consummate the merger are subject to the fulfillment or waiver (if permissible) at or prior to the Effective Time of certain conditions, including (i) the satisfaction of the DGCL Vote Requirement; (ii) there not being in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or agency directing that the transactions contemplated by the Merger Agreement not be consummated; (iii) all required governmental and third party consents and approvals having been obtained and continuing to be in effect at the Effective Time, except for failures which would not, individually or in the aggregate, have a Material Adverse Effect (as defined below) on Fairchild (assuming the merger had taken place), and (iv) the Form S-4 registration statement (of which this Proxy Statement/Prospectus is a part) shall have become effective under the Securities Act, and no stop order shall have been issued.

   The obligations of Fairchild and Merger Sub to effect the merger are further subject to the fulfillment or waiver (if permissible) at or prior to the Effective Time of the following conditions: (i) Banner taking all necessary corporate actions to approve and comply with the merger agreement; (ii) the representations and warranties of Banner in the merger agreement being true in all material respects when made and as of the date the merger is effected; (ii) Banner having performed in all material respects its obligations contained in the merger agreement; (iii) Banner not having suffered a material adverse change; and (iv) Banner having obtained all consents required from its bank lenders to effect the merger.

   The obligation of Banner to effect the merger is further subject to the fulfillment or waiver (if permissible) at or prior to the date the merger is effected of the following conditions: (i) Fairchild and Merger Sub taking all necessary corporate actions to approve and comply with the merger agreement;
(ii) the representations and warranties of Fairchild and Merger Sub in the merger agreement being true in all material respects when made and as of the date the merger is effected; (iii) Fairchild and Merger Sub having performed in all material respects their obligations contained in the merger agreement; (iv) Fairchild not having suffered a material adverse change; (v) Fairchild and Merger Sub having obtained all consents required by their bank lenders to effect the merger; (vi) the receipt of the opinion of Houlihan Lokey; and (vii) the listing on the NYSE of the Fairchild Class A Common Stock to be issued in the merger and to be issued upon exercise of options into which options to purchase Banner Common Stock are to be converted.

   As used in the merger agreement, the term "Material Adverse Effect" means with respect to Banner any adverse change in the financial condition, business or properties of Banner which is material to Banner and its subsidiaries, taken as a whole, and, with respect to Fairchild, any adverse change in the financial condition, business or properties of Fairchild which would materially impact the ability of Fairchild and Merger Sub to fulfill their obligations under the merger agreement.

   The merger agreement provides that the parties may waive compliance in whole or in part with any of the conditions contained in it to the extent permitted by law, provided that any such waiver by Banner must be approved by the Special Committee. As of the date of this Proxy Statement/Prospectus, Banner, Fairchild and Merger Sub do not intend to waive any material conditions under the merger agreement.

  Termination; Amendments; Withdrawal of Recommendations

   The merger agreement provides that it may be terminated and the merger abandoned at any time prior to the date the merger is effected, whether before or after approval by the stockholders of Banner:

     (i) by mutual written consent of Fairchild, Merger Sub and Banner (with the concurrence of the Special Committee);

     (ii) by any of Fairchild, Merger Sub or Banner (with the concurrence of the Special Committee in the case of termination by Banner) if (a) any court of competent jurisdiction in the United States or some other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action shall have become final and nonappealable, (b) the merger shall not have been consummated by May 31, 1999, provided that the right to terminate the merger agreement in such event is not available to any party whose failure to fulfill any of its obligations under the merger agreement results in the failure of the merger to occur on or before such date, or (c) the merger agreement and the Merger shall have been voted on by stockholders of Banner at the Special Meeting and the vote shall not have been sufficient to satisfy the DGCL Vote Requirement;

     (iii) by Fairchild or Merger Sub if Banner shall have failed to perform in any material respect any of its material obligations under the merger agreement to be performed by Banner, which failure to perform has not been cured within 30 days following receipt by Banner of notice from Fairchild of such failure to perform;

     (iv) by Banner with the concurrence of the Special Committee if Merger Sub or Fairchild shall have failed to perform in any material respect any of their material obligations under the Merger Agreement to be performed by Fairchild or Merger Sub, which failure to perform has not been cured within 30 days following receipt by Fairchild of notice from Banner of such failure to perform; and

     (v) by Banner, if prior to consummation of the merger, Banner shall have received a bona fide written offer from a third party to acquire for consideration consisting of cash and/or securities more than 50% of the combined voting power of Banner securities then outstanding or all or substantially all of the assets of Banner, and the Special Committee shall have determined in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) that the terms of such offer are more favorable to Banner's stockholders than the merger.

               COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

Banner Common Stock

  Price Range of Banner Common Stock

   Since August 1990, Banner Common Stock has traded on the NYSE under the symbol "BAR". The following table sets forth the quarterly high and low prices as reported by the NYSE for fiscal 1997, 1998, the first three quarters of fiscal 1999, December 2, 1998 (the last full trading day prior to the day on which the initial proposal to effect the merger was publicly announced), January 11, 1999 (the last full trading day prior to the day on which the approval of the merger agreement was publicly announced), and February , 1999 (the Record Date).

                                                          High        Low
     Fiscal 1997                                          -----      -----
     Quarter Ended:
       June 30, 1996..................................... $  9      $   5 3/8
       September 30, 1996................................    8 3/8      7 3/8
       December 31, 1996.................................    8 5/8      7 3/4
       March 31, 1997....................................    9 3/4      7 1/4
     Fiscal 1998
     Quarter Ended:
       June 30, 1997..................................... $  8 7/8   $  6 7/8
                                                                        8
       September 30, 1997................................   11 1/4        3/8
       December 31, 1997.................................   11 11/16    8 3/4
       March 31, 1998....................................   12          9 5/8
     Fiscal 1999
     Quarter Ended:
       June 30, 1998..................................... $ 12 7/8   $ 10 7/8
       September 30, 1998................................   13          7 11/16
       December 31, 1998.................................    9 9/16     7 3/8
       March 31, 1999 (through         , 1999)...........
     Other Dates:
       December 2, 1998..................................    9 1/16     8 3/4
       January 11, 1999..................................    9 7/8      9 9/16
       February  , 1999..................................

   As of December 31, 1998, Banner had a total of 3,493,457 shares of 7.5% convertible Preferred Stock outstanding. Banner Preferred Stock is convertible into Banner Common Stock on a share for share basis.

   As a result of the Exchange Offer, the number of record holders of Banner Common Stock has fallen below the continued listing criteria for NYSE listed companies. The NYSE has not taken any action to delist the Banner Common Stock.

  Banner Dividends

   It is Banner's policy to retain earnings to support the growth of its present operations and to reduce its outstanding debt. Any future determination as to the payment of cash dividends on Banner's Common Stock will be at the discretion of Banner's Board of Directors and will depend on Banner's financial condition, results of operations and capital requirements, restrictive covenants in the credit agreement that limit the payment of dividends in any fiscal year and such other factors as the Board of Directors deems relevant. No dividends were declared in fiscal 1998 or 1997 on Banner's Common Stock. Banner issued 102,144 and 291,015 shares of Banner Preferred Stock as a result of dividends on Banner Preferred Stock in fiscal 1998 and 1999, respectively. The next scheduled dividend payment date on the Banner Preferred Stock is April 30, 1999. If the merger is consummated prior to that date, no additional dividends will be paid on the Banner Preferred Stock.

   If the proposed merger is not consummated, the declaration of future dividends, if any, will necessarily be dependent upon business conditions, the earnings and financial position of Banner and Banner's plans with respect to operating and capital expenditures and such other matters as Banner's Board of Directors deems relevant.

  Holders of Record

   Banner had approximately    holders of record at      , 1999.

  Fairchild Class A Common Stock

  Price Range of Fairchild Class A Common Stock

   The Fairchild Class A Common Stock is quoted on the NYSE under the symbol "FA." The following table sets forth the quarterly high and low prices as reported by the NYSE for fiscal 1997, 1998, the first two quarters of fiscal 1999, December 2, 1998 (the last full trading day prior to the day on which the initial proposal to effect the merger was publicly announced), January 11, 1999 (the last full trading day prior to the day on which the approval of the merger agreement was publicly announced), and February , 1999 (the Record Date).

                                                             High      Low
     Fiscal 1997                                             ----      ----
     Quarter ended:
       September 29, 1996................................... $17       $12 1/4
       December 29, 1996....................................  17 3/4    14 3/8
       March 30, 1997.......................................  15 3/8    12 7/8
       June 30, 1997........................................  18        15 5/8
     Fiscal 1998
     Quarter ended:
       September 28, 1997................................... $28 11/16 $17
       December 28, 1997....................................  28 11/16  19 5/16
       March 31, 1998.......................................  21 9/16   21 1/8
       June 30, 1998........................................  23        18 3/16
     Fiscal 1999
     Quarter ended:
       September 27, 1998................................... $23 7/8   $12 3/8
       December 28, 1998....................................  17 5/8    10 3/8
       March   , 1999 (through      , 1999).................
     Other Dates:
       December 2, 1998..................................... $16 1/8   $15 5/8
       January 11, 1999..................................... $16       $15 9/16
       February   , 1999....................................

   On January   , 1999, the last reported sale price of Fairchild Class A
Common Stock as quoted on the NYSE was $ . As of December 31, 1998 there were approximately 1,300 holders of record of Fairchild Class A Common Stock and approximately 39 holders of record of Fairchild Class B Common Stock.

  Fairchild Dividends

   Fairchild has not paid a dividend since fiscal 1992 on its common stock. The payment of cash dividends in the future will depend on Fairchild's earnings, financial condition and capital needs and on other factors deemed relevant by the Board of Directors at that time. It is the current policy of Fairchild's Board of Directors to retain earnings to finance the operations and expansion of Fairchild's business.

                                 CAPITALIZATION

   The following table sets forth the cash position and the capitalization of Fairchild as of September 27, 1998, and on a pro forma basis to give effect to the issuance of shares of Fairchild Class A Common Stock by Fairchild pursuant to the merger. This table should be read in conjunction with Fairchild's Consolidated Financial Statements incorporated by reference to this Proxy Statement/Prospectus and, the Fairchild Pro Forma Consolidated Financial Statements and their related notes and the other information included in this Proxy Statement/Prospectus.

                                                        September 27,   Pro
                                                            1998      Forma(1)
(In thousands, except share data)                       ------------- --------
Cash and short-term investments........................   $225,230    $224,129
                                                          ========    ========
Short-Term Debt........................................   $ 20,794    $ 20,794
Existing Credit Facilities.............................    322,500     322,500
Other Debt.............................................      7,853       7,853
                                                          --------    --------
Total Debt.............................................   $351,147    $351,147
                                                          --------    --------
Stockholders' Equity
  Class A common stock, $0.10 par value; 40,000,000
   shares authorized; 26,695,026 (actual) and
   29,339,048 (pro forma) shares issued; and 19,504,256
   (actual) and 22,148,278 (pro forma) shares
   outstanding.........................................      2,670       2,934
  Class B common stock, $0.10 par value; 20,000,000
   shares authorized; 2,624,662 shares issued and
   outstanding.........................................        262         262
  Paid-in capital......................................    195,261     240,634
  Retained earnings....................................    312,229     312,229
  Cumulative other comprehensive loss..................     (8,756)     (8,756)
  Treasury Stock, 7,190,770 shares of Class A common
   stock...............................................    (70,565)    (70,565)
                                                          --------    --------
Total Stockholders' Equity.............................    431,101     476,738
                                                          --------    --------
Total Capitalization...................................   $782,248    $827,885
                                                          ========    ========

--------
(1) Gives effect to the merger.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following table sets forth selected financial data for Fairchild and should be read in conjunction with the financial statements and related notes appearing elsewhere in this Proxy Statement/Prospectus. The selected financial data as of and for the five years ended June 30, 1998 have been derived from Fairchild's Consolidated Financial Statements, which were audited by Arthur Andersen LLP, the Company's independent accountants. The selected financial data as of and for the three months ended September 27, 1998 and September 28, 1997 have been derived from Fairchild's Consolidated Financial Statements and are unaudited. The unaudited pro forma statement of operations data for the fiscal year ended June 30, 1998 and for the three months ended September 27, 1998 give effect to the merger as if it occurred on July 1, 1997 and July 1, 1998, respectively. The data presented below should be read in conjunction with the financial statements and related notes appearing elsewhere in this Proxy Statement/Prospectus. The unaudited pro forma balance sheet data as of September 27, 1998 give effect to the merger as if it had occurred on such date. The pro forma financial data is not intended to be indicative of either future results of operations or results that might have been achieved had the merger actually occurred on the dates specified.

                                              Fiscal                          Three Months Ended
                         --------------------------------------------------- ---------------------
                           1994      1995      1996       1997       1998     9/28/97    9/27/98
                         --------  --------  --------  ---------- ---------- ---------- ----------
                                         (In thousands, except per share data)
Summary of Operations:
 Net sales.............. $203,456  $220,351  $349,236  $  680,763 $  741,176 $  194,362 $  148,539
 Gross profit...........   28,415    26,491    74,101     181,344    186,506     46,329     34,672
 Operating income
  (loss)................  (46,845)  (30,333)  (11,286)     33,499     45,443     12,956      5,639
 Net interest expense...   66,670    64,113    56,459      47,681     42,715     12,975      6,853
 Earnings (loss) from
  continuing
  operations............    4,834   (56,280)  (32,186)      1,816     52,399      1,229      1,190
 Earnings (loss) per
  share from continuing
  operations:
   Basic................ $   0.30  $  (3.49) $  (1.98) $     0.11 $     2.78 $     0.07 $     0.05
   Diluted..............     0.30     (3.49)    (1.98)       0.11       2.66       0.07       0.05
Pro Forma Data (1):
 Net sales..............                                          $  741,176            $  148,539
 Gross profit...........                                             186,506                34,672
 Operating income.......                                              45,075                 5,547
 Earnings from
  continuing
  operations............                                              78,323                 1,301
 Earnings per share
  from continuing
  operations............
   Basic................                                          $     3.65            $     0.05
   Diluted..............                                                3.38                  0.05
                                                                             At September 27, 1998
                                                                             ---------------------
                                                                                           Pro
Balance Sheet Data:                                                            Actual    Forma(1)
 Total assets........... $860,943  $828,680  $993,398  $1,052,666 $1,157,259 $1,122,477 $1,136,086
 Long-term debt, less
  current maturities....  518,718   508,225   368,589     416,922    295,402    327,500    327,500
 Stockholders' equity...   69,494    39,378   230,861     232,424    473,559    431,101    476,678

--------
(1) See "Unaudited Pro Forma Consolidated Financial Statements."

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                          OF THE FAIRCHILD CORPORATION

   The unaudited pro forma consolidated statements of earnings for the year ended June 30, 1998 and for the three months ended September 27, 1998 was prepared to give effect to the merger, as if it occurred on July 1, 1997 and July 1, 1998, respectively. The unaudited pro forma consolidated balance sheet as of September 27, 1998 was prepared to give effect to the merger as if it had occurred on such date.

   The unaudited pro forma consolidated financial data are not necessarily indicative of the results that would have been obtained had the merger been completed as of the dates presented or for any future period. The unaudited pro forma consolidated financial data should be read in conjunction with Fairchild's consolidated financial statements and notes thereto included elsewhere in this Proxy Statement/Prospectus.

                           THE FAIRCHILD CORPORATION

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                        For the year ended June 30, 1998
                     (In thousands, except per share data)

                                                           Adjustment
                                                Fairchild     for       Pro
                                                Historical Merger(1)   Forma
                                                ---------- ---------- --------
Sales..........................................  $741,176   $   --    $741,176
Costs and expenses:
  Cost of sales................................   554,670       --     554,670
  Selling, general & administrative............   135,594       --     135,594
  Amortization of goodwill.....................     5,469       368      5,837
                                                 --------   -------   --------
                                                  695,733       368    696,101
                                                 --------   -------   --------
  Operating income.............................    45,443      (368)    45,075
Net interest expense...........................   (42,715)      --     (42,715)
Investment loss, net...........................    (3,362)      --      (3,362)
Nonrecurring income............................   124,028       --     124,028
                                                 --------   -------   --------
Earnings before taxes..........................   123,394      (368)   123,026
Income tax provision...........................   (48,659)      --     (48,659)
Equity in earnings of affiliates...............     3,956       --       3,956
Minority interest..............................   (26,292)   26,292        --
                                                 --------   -------   --------
Earnings from continuing operations............  $ 52,399   $25,924   $ 78,323
                                                 ========   =======   ========
Earnings per share from continuing operations:
  Basic........................................  $   2.78             $   3.65
  Diluted......................................      2.66                 3.38
Weighted average shares outstanding:
  Basic........................................    18,834     2,644     21,478
  Diluted......................................    19,669     3,470     23,139

                           THE FAIRCHILD CORPORATION

                 CONSOLIDATED STATEMENT OF EARNINGS--PRO FORMA
                 For the three months ended September 27, 1998
                     (In thousands, except per share data)

                                                           Adjustment
                                                Fairchild     for        As
                                                Historical Merger(1)  Adjusted
                                                ---------- ---------- --------
Sales..........................................  $148,539    $  --    $148,539
Cost and expenses:
  Cost of sales................................   113,867       --     113,867
  Selling, general & administrative............    27,755       --      27,755
  Amortization of goodwill.....................     1,278        92      1,370
                                                 --------    ------   --------
                                                  142,900        92    142,992
                                                 --------    ------   --------
  Operating income.............................     5,639       (92)     5,547
Net interest expense...........................    (6,853)      --      (6,853)
Investment income, net.........................     1,861       --       1,861
                                                 --------    ------   --------
Earnings before taxes..........................       647       (92)       555
Income tax provision...........................      (291)      --        (291)
Equity in earnings of affiliates...............     1,037       --       1,037
Minority interest..............................      (203)      203        --
                                                 --------    ------   --------
Earnings from continuing operations............  $  1,190    $  111   $  1,301
                                                 ========    ======   ========
Earnings per share from continuing operations:
  Basic........................................  $   0.05             $   0.05
  Diluted......................................      0.05                 0.05
Weighted average shares outstanding:
  Basic........................................    22,401     2,644     25,045
  Diluted......................................    23,001     3,470     26,471

                UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS
                               September 27, 1998
                                 (in thousands)

                                         Fairchild    Adjustment
                                         Historical  for Merger(2) As Adjusted
                                         ----------  ------------- -----------
Cash.................................... $   49,428     $(1,101)   $   48,327
Short-term investments..................    175,802         --        175,802
Accounts receivable, less allowances....    110,191         --        110,191
Inventory...............................    238,303         --        238,303
Net current assets of discontinued
 operations.............................      1,540         --          1,540
Prepaid and other current assets........     42,493         --         42,493
                                         ----------     -------    ----------
    Total current assets................    617,757      (1,101)      616,656

Net fixed assets........................    124,331         --        124,331
Net assets held for sale................     23,627         --         23,627
Net noncurrent assets of discontinued
 operations.............................      9,117         --          9,117
Goodwill................................    170,783      14,770       185,553
Investment in affiliates................     27,361         --         27,361
Prepaid pension assets..................     61,961         --         61,961
Deferred loan costs.....................      6,149         --          6,149
Long-term investments...................     19,240         --         19,240
Other assets............................     62,151         --         62,151
                                         ----------     -------    ----------
    Total Assets........................ $1,122,477     $13,669    $1,136,146
                                         ==========     =======    ==========
Bank notes payable & current maturities
 of debt................................ $   23,647     $   --     $   23,647
Accounts payable........................     52,569         --         52,569
Other accrued expenses..................     94,257         --         94,257
                                         ----------     -------    ----------
    Total current liabilities...........    170,473         --        170,473
                                         ----------     -------    ----------

Long-term debt, less current
 maturities.............................    327,500         --        327,500
Other long-term liabilities.............     23,601         --         23,601
Retiree health care liabilities.........     43,418         --         43,418
Noncurrent income taxes.................     94,407         --         94,407
Minority interest in subsidiaries.......     31,977     (31,968)            9
                                         ----------     -------    ----------
    Total liabilities...................    691,376     (31,968)      659,408
                                         ----------     -------    ----------

Class A common stock....................      2,669         264         2,933
Class B common stock....................        263         --            263
Paid-in capital.........................    195,261      45,373       240,634
Retained earnings.......................    312,229         --        312,229
Cumulative other comprehensive loss.....     (8,756)        --         (8,756)
Treasury stock, at cost.................    (70,565)        --        (70,565)
                                         ----------     -------    ----------
    Total stockholders' equity..........    431,101      45,637       476,738
                                         ----------     -------    ----------
Total liabilities & stockholders'
 equity................................. $1,122,477     $13,669    $1,136,146
                                         ==========     =======    ==========

             NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

 (1) Represents amortization of goodwill which will result from the merger and the reduction of minority interest expense of $26,292 and $203 for the year ended June 30, 1998 and the three months ended September 27, 1998, respectively.

 (2) For purposes of these unaudited pro forma statements, the purchase price of the merger was calculated based on the closing market price of Fairchild Class A Common Stock on January 8, 1998 of $15.50, divided into $11.00 (the offer price). Based on this assumption, the unaudited pro forma financial statements reflect Fairchild issuing 2,644,022 shares of Fairchild Class A Common Stock as a result of the merger, resulting in an increase in Fairchild's equity of $45,637. The $1,101 reduction in cash represents the estimated costs of the merger. An increase in goodwill of $14,770 represents the estimated excess of cost paid over fair value. The decrease in minority interest liability results from Fairchild acquiring all of the Banner Common Stock that Fairchild does not presently own.

                            DESCRIPTION OF FAIRCHILD

General

  Fairchild was incorporated in October 1969, under the laws of the state of Delaware. Fairchild is a leading worldwide aerospace and industrial fastener manufacturer and distributor and, through Banner, an international supplier to the aerospace industry, distributing a wide range of aircraft parts and related support services. Through internal growth and strategic acquisitions, Fairchild is one of the leading aircraft parts suppliers to aircraft manufacturers and aerospace hardware distributors.

  Fairchild's aerospace business consists of two segments: aerospace fasteners and aerospace parts distribution. The aerospace fasteners segment manufactures and markets high performance fastening systems used in the manufacture and maintenance of commercial and military aircraft. Banner's aerospace distribution segment stocks and distributes a wide variety of aircraft parts to commercial airlines and air cargo carriers, fixed-base operators, corporate aircraft operators and other aerospace companies.

  Fairchild also owns a technology products unit which designs, manufactures and markets high performance production equipment and systems required for the manufacture of semiconductor chips and recordable compact discs, and a significant equity interest in Nacanco Paketleme, which manufactures customized cans for the beverage industry in Turkey. Fairchild also owns several parcels of developed and undeveloped land representing residuals of operations previously divested or closed. Included among these is an 88 acre site in Farmingdale, New York, of which 69 acres are currently being developed as a shopping center.

  For more information concerning Fairchild, we encourage shareholders to consult and review information previously filed by Fairchild with the Commission and listed at "Where You Can Find More Information" and "Incorporation of Certain Information by Reference."

  Aerospace Fasteners

  Fairchild, through its Aerospace Fasteners segment, is a leading worldwide manufacturer and distributor of fastening systems used primarily in the construction and maintenance of commercial and military aircraft.

  In general, aerospace fasteners produced by Fairchild are highly engineered, close tolerance, high strength fastening devices. Products range from standard aerospace screws, to more complex systems that fasten airframe structures, and sophisticated latching or quick disconnect mechanisms that allow efficient access to internal parts which require regular servicing or monitoring. The Aerospace Fasteners segment also manufactures and supplies fastening systems used in non-aerospace industrial, electronic and marine applications.

  Sales and Markets

  The products of the Aerospace Fasteners segment are sold primarily to domestic and foreign OEMs of airframes, subcontractors to OEMs, engine manufacturers, and to the maintenance and repair market through distributors. Approximately 66% of its sales are believed destined for domestic use. Major customers include OEMs such as Boeing, Airbus, General Electric, Lockheed Martin, British Aerospace and Aerospatiale and their subcontractors, as well as major aerospace hardware distributors such as AlliedSignal, Tri-Star Aerospace and Wesco Aircraft Hardware. Over the past two years, OEMs have significantly increased their production levels. In addition, OEMs are increasingly interested in programs to reduce inventories. In response, Fairchild is expanding efforts to provide parts and services through its subsidiaries, such as Special-T Fasteners in the United States and Fairchild AS+C Ohg in Europe. No single customer accounts for more than 10% of Fairchild's consolidated sales.

  Revenues in the Aerospace Fasteners segment are closely related to aircraft production. As OEMs searched for cost cutting opportunities during the commercial aerospace industry recession of 1993-1995, parts manufacturers, including Fairchild, accepted lower profit margins and/or smaller lot sizes to maintain market share, at lower profit margins. However, during recent years, this situation has changed as build rates in the aerospace industry have increased and resulted in capacity constraints. Although lead times have increased, Fairchild has been able to provide its major customers with favorable pricing, while maintaining or increasing margins by negotiating for larger minimum lot sizes that are more economic to manufacture. In addition, Fairchild has eliminated "make and hold" contracts under which large volume buyers would require current production of parts for long-term unspecified dates of delivery. Overall, existing backlog is anticipated to result in higher margins due to larger and more efficient lot sizes, combined with the utilization of recently acquired customized production capacity, improved profitability arising from training programs for all employees and additional logistic services.

  Fasteners also have applications in the automotive/industrial markets, where numerous special fasteners are required (such as engine nuts and bolts, wheel bolts and turbocharger tension bolts). Fairchild is actively targeting the growing high technology automotive, high speed rail, heavy truck and other industrial markets.

  The Aerospace Fasteners segment has eight primary manufacturing facilities, of which three are located in the United States and five are located in Europe. Each facility has virtually complete production capability, and subcontracts only those production steps for which outside processors provide a more cost effective solution. Each plant is designed to produce a specified product or group of products, determined by the production process involved and certification requirements. Fairchild's largest customers have recognized its quality and operational controls by granting it advanced quality system status, such as Boeing's D1-9000A. Fairchild believes it is the first and only aerospace fastener manufacturing company with all of its facilities holding ISO-9000 approval.

  Fairchild has a fully operational modern information system at all of its U.S. facilities, which was expanded to most of its European operations in fiscal 1998. Fairchild will expand this information system to the remaining European operations in fiscal 1999. The new system performs detailed and timely cost analysis of production by product and facility. Updated MIS systems also help Fairchild to better service its customers. OEMs require each product to be produced in an OEM-qualified/OEM-approved facility.

  Aerospace Distribution

  Fairchild, through Banner (its Aerospace Distribution segment), distributes a wide variety of aircraft parts, which it has purchased on the open market or acquired from OEMs as an authorized distributor. No single distributor arrangement is material to Fairchild's financial condition.

  An extensive inventory of products and a quick response time are essential in providing service to its customers. Another key factor in selling to its customers is Banner's ability to maintain a system that traces a part back to the manufacturer.

  Products of the Aerospace Distribution segment are divided into two groups: rotables and engines. Rotables include flight data recorders, radar and navigation systems, instruments and hydraulic and electrical components. Engines include jet engines and engine parts for use on both narrow and wide body aircraft and smaller engines for corporate and commuter aircraft. Banner provides a number of services such as immediate shipment of parts in aircraft-on-ground situations. Banner also buys and sells commercial aircraft from time to time.

  Rotable parts are sometimes purchased as new parts, but are generally purchased in the aftermarket which are then overhauled for Banner by outside contractors, including OEMs and FAA-licensed facilities. Rotables are sold in a variety of conditions such as new, overhauled, serviceable and "as is." Rotables may also be exchanged instead of sold. An exchange occurs when an aircraft part in inventory is exchanged for a part from the customer and the customer is charged an exchange fee plus the actual cost to overhaul the part. Engines and engine components are sold "as is," overhauled or disassembled for resale as parts.

  Backlog of Orders

  Backlog is important for all Fairchild's operations, due to the long-term production requirements of its customers. Fairchild's backlog of orders as of September 27, 1998 in the Aerospace Fasteners segment and Aerospace Distribution segment amounted to $166 million, and $11 million, respectively. Fairchild anticipates that in excess of 90% of the aggregate backlog at September 27, 1998 will be delivered by September 30, 1999.

                             DESCRIPTION OF BANNER

  The information provided in this section is provided pursuant to the provisions of the registration requirements under the Securities Act and should be considered with the information provided concerning Fairchild, including the information incorporated by reference as described at "Where You Can Find More Information" and "Incorporation of Certain Information by Reference."

General

  Banner is an international supplier to the aerospace industry, distributing a wide range of aircraft parts and related support services. Banner's products are divided into two product groups: rotables and engines. Rotables include flight data recorders, radar and navigation systems, instruments and hydraulic and electrical components. Engines include jet engines and engine parts for use on both narrow and wide body aircraft and smaller engines for corporate and commuter aircraft. Banner provides special services, such as immediate shipment of parts for aircraft on ground ("AOG") situations and customer tailored inventory management programs. Banner also provides both long-term and short-term engine leasing services to commercial airlines and air cargo carriers. Through its subsidiaries, Banner sells its products in the United States and abroad to most of the world's commercial airlines and air cargo carriers, as well as other distributors, fixed-base operations, corporate aircraft operators and other aerospace and non-aerospace companies.

  Banner distributes a wide variety of aircraft parts, which it has purchased on the open market, or acquired from the original equipment manufacturer as an authorized distributor. No single distributor arrangement is material to Banner's financial condition taken as a whole.

  At December 31, 1998, approximately 50% of Banner's assets consisted of shares of AlliedSignal common stock received in connection with the January 13, 1998 Banner Hardware Group Disposition.

  On January 12, 1999, Banner received a letter from AlliedSignal making indemnification claims against Banner for $18.9 million in connection with the Banner Hardware Group Disposition. Although Banner believes that the amount of such asserted claim is far in excess of any amount that AlliedSignal is entitled to recover from Banner, Fairchild and Banner are in the process of reviewing such claims and are unable to predict the ultimate outcome of such matter.

  Dallas Aerospace, Inc. ("Dallas Aerospace"), Banner's largest subsidiary in the engine group, sells jet engines and engine parts for use on both narrow and wide body aircraft and smaller engines for corporate and commuter aircraft. In addition, Dallas Aerospace buys and sells large commercial aircraft from time to time and provides engine repair management services and engine leasing to a variety of airline and air cargo customers. Banner has recently retained an investment banker to facilitate the sale of Dallas Aerospace.

  On December 31, 1998, Banner consummated the sale of Solair, Banner's largest subsidiary in the rotable group, to Kellstrom in exchange for approximately $57.0 million in cash and a warrant to purchase 300,000 shares of common stock of Kellstrom. Pursuant to performance goals approved by the Banner Board of Directors and Banner's stockholders, Jeffrey J. Steiner, Chief Executive Officer of both Banner and Fairchild, was awarded by Banner incentive compensation of $1.6 million in connection with the sale of Solair. Certain other officers of Banner may also receive incentive compensation awards from Banner in connection with such sale.

Sales

  Banner's subsidiaries conduct marketing efforts, through its direct sales force, outside representatives and, for some product lines, overseas sales offices. Sales in the aviation aftermarket depend on price, service, quality and reputation. Banner's business does not experience significant seasonal fluctuations nor does Banner's business depend on a single customer. No single customer of Banner accounts for more than 10% of revenue.

The sales order backlog amounted to $23.2 million and $82.8 million at March 31, 1998 and 1997, respectively. It is anticipated that in excess of 90% of the backlog at March 31, 1998 will be shipped by March 31, 1999. The change in the sales backlog resulted from the Banner Hardware Group disposition which had accounted for $65.7 million or 79.3% of the March 31, 1997 backlog.

  The table below shows the percentage of sales by each product group for the fiscal years ended March 31, 1998, 1997 and 1996.

                       Product Group                        1998   1997   1996
                       -------------                        -----  -----  -----
Hardware(a)................................................  44.1%  51.3%  47.6%
Rotables...................................................  36.8   31.4   34.1
Engines....................................................  19.1   17.3   18.3
                                                            -----  -----  -----
                                                            100.0% 100.0% 100.0%
                                                            =====  =====  =====

--------
(a) Sales for the Banner Hardware Group for fiscal 1998 include the period from April 1, 1997 to December 31, 1997.

  Foreign sales accounted for 28.7%, 29.3% and 32.0% of Banner's total sales for the fiscal years ended March 31, 1998, 1997 and 1996, respectively. Export sales by geographic area for the fiscal years ended March 31, 1998, 1997 and 1996 were as follows:

                   (In Thousands)                       1998     1997    1996
                   --------------                     -------- -------- -------
Europe............................................... $ 52,817 $ 34,922 $29,797
Asia (excluding Japan)...............................   21,734   25,790  18,557
Canada...............................................   14,746   20,516  13,803
Japan................................................   10,473   15,672  13,006
South America........................................   10,211    4,013   3,950
Australia............................................    2,632    7,044   5,585
Other................................................    8,208    6,008   7,490
                                                      -------- -------- -------
                                                      $120,821 $113,965 $92,188
                                                      ======== ======== =======

  The increase in the export sales in fiscal 1998 compared to fiscal 1997 was attributable primarily to sales in Europe by DAC International, Inc. and engine leasing in South America by Dallas Aerospace.

  The increase in the export sales in fiscal 1997 compared to fiscal 1996 was attributable primarily to the increases in sales to Europe, Asia (excluding Japan) and Canada. The increased export sales to Europe and Canada of approximately 17.2% and 48.6%, respectively, were due primarily to the inclusion of sales recorded by Harco for the entire fiscal year for 1997, compared to one month of sales included in fiscal 1996. The increased sales to Asia (excluding Japan) of approximately 39.0% were due primarily to several large contracts obtained by the rotables group in late fiscal 1996 and fiscal 1997.

Competition

  Banner's rotables group competes with Air Ground Equipment Services ("AGES"), Duncan Aviation, Stevens Aviation, Inc., OEMs such as Honeywell, Trimble Navigation and Litton, and other fixed based operations and maintenance and repair organizations. The major competitors for Banner's engine group are OEMs such as General Electric Company and Pratt & Whitney, as well as the engine and engine parts divisions of AAR Corp., Kellstrom Industries, Inc. and AGES, and other engine leasing and repair companies.

Employees

  As of December 31, 1998, Banner had approximately 200 employees. None of Banner's employees are covered by collective bargaining agreements. Banner believes that relations with its employees are satisfactory.

Environmental Matters

  There are no material expenditures anticipated for environmental control for fiscal 1999 and thereafter.

Properties

  Banner's corporate office consists of approximately 10,000 square feet and is located in Dulles, Virginia. Banner currently leases the space from Fairchild under a lease which commenced on April 1, 1996. The lease is for a term of ten years, but may be terminated at Banner's option, after five years, and requires annual lease payments of approximately $175,000. Banner owns and leases other facilities throughout the United States, primarily for warehousing inventory and for office space. In addition, Banner leases sales offices and warehouses in other countries, including Switzerland and Singapore. All of Banner's properties are maintained on a regular basis and are adequate for Banner's present requirements. The following table identifies the principal properties owned or leased by Banner:

                                                  Owned  Approx.
                                                    or   Square
       Subsidiary                Location         Leased Footage
       ----------                --------         ------ -------
DAC International,
 Inc....................  Austin, TX              Leased   7,000
                          Cortaillod, Switzerland Leased   1,500
Dallas Aerospace, Inc...  Carrollton, TX          Leased 126,000
                          Medley, FL              Leased   6,200
                          Miami Springs, FL       Leased   1,400
Georgetown Jet Center,
 Inc....................  Georgetown, TX          Leased  19,000
Matrix Aviation, Inc....  Wichita, KS              Owned   6,300
NASAM Incorporated......  S. San Francisco, CA    Leased   4,800
Professional Aviation
 Associates, Inc........  Atlanta, GA             Leased  29,000
                          Titusville, FL          Leased  15,000

Legal Proceedings

  Banner is involved in various claims and lawsuits incidental to its operations. In the opinion of management, the ultimate resolution of these claims and lawsuits will not have a material adverse effect on the operating results or financial position of Banner. See "Litigation Regarding the Merger" included elsewhere in this document.

             SELECTED CONSOLIDATED FINANCIAL INFORMATION FOR BANNER

  The following table presents selected historical financial data and is qualified in its entirety by the more detailed consolidated financial statements contained elsewhere in this Proxy Statement/Prospectus. The selected financial data for the years ended March 31, 1998, 1997, 1996, 1995 and 1994 are extracted from Banner's audited consolidated financial statements.

                                 For the Fiscal Years Ended March 31,
                             -------------------------------------------------
 (In Thousands Except Per    1998(/1/)    1997      1996      1995      1994
        Share Data)          ---------  --------  --------  --------  --------
Income Statement Data:
Net sales..................  $420,323   $389,111  $287,880  $222,384  $212,391
                             --------   --------  --------  --------  --------
Cost of goods sold.........   305,385    279,041   209,609   153,261   144,245
Selling, general and
 administrative............    87,296     84,557    64,704    52,389    50,815
Restructuring charges......       --         --        --     11,650     6,000
                             --------   --------  --------  --------  --------
Operating income...........    27,642     25,513    13,567     5,084    11,331
Unusual item...............       --         --        --      5,750       --
Non-recurring income.......   124,041        --        --        --        --
Interest expense, net......   (13,960)   (13,090)  (10,972)   (9,809)   (9,089)
                             --------   --------  --------  --------  --------
Income from continuing
 operations before taxes on
 income....................   137,723     12,423     2,595     1,025     2,242
Provision for taxes........    56,182      4,970     1,040       550       940
                             --------   --------  --------  --------  --------
Income from continuing
 operations................    81,541      7,453     1,555       475     1,302
                             --------   --------  --------  --------  --------
Discontinued operations,
 net of tax
  Loss from discontinued
   operations, net.........       --         --        --        --     (1,905)
  Loss on disposal of
   discontinued operations,
   net.....................       --         --        --        --    (11,093)
                             --------   --------  --------  --------  --------
                                  --         --        --        --    (12,998)
                             --------   --------  --------  --------  --------
Net income (loss)..........  $ 81,541   $  7,453  $  1,555  $    475  $(11,696)
                             --------   --------  --------  --------  --------
Preferred stock dividends..     2,034        --        --        --        --
                             --------   --------  --------  --------  --------
Net income (loss) available
 to common shareholders....  $ 79,507   $  7,453  $  1,555  $    475  $(11,696)
                             ========   ========  ========  ========  ========
Basic earnings (loss) per
 common share:
Continuing operations......  $   3.46   $   0.32  $   0.09  $   0.03  $   0.07
Discontinued operations....       --         --        --        --      (0.72)
                             --------   --------  --------  --------  --------
Net income (loss) per
 share.....................  $   3.46   $   0.32  $   0.09  $   0.03  $  (0.65)
                             ========   ========  ========  ========  ========
Diluted earnings (loss) per
 common share:
Continuing operations......  $   3.10   $   0.31  $   0.08  $   0.03  $   0.07
Discontinued operations....       --         --        --        --      (0.72)
                             --------   --------  --------  --------  --------
Net income (loss) per
 share.....................  $   3.10   $   0.31  $   0.08  $   0.03  $  (0.65)
                             ========   ========  ========  ========  ========

                                       For the Fiscal Years Ended March 31,
                                   ---------------------------------------------
(In Thousands Except Per Share     1998(/1/)   1997     1996     1995     1994
Data)                              --------- -------- -------- -------- --------
Weighted average number of common
 shares:
 basic...........................    22,995    23,408   18,283   18,002   18,002
 diluted.........................    26,333    23,673   18,296   18,002   18,002
Balance Sheet Data:
Working capital..................  $125,398  $270,658 $209,022 $184,087 $214,806
Total assets.....................   425,210   393,901  318,209  241,315  272,357
Long-term debt, less current
 maturities......................    48,900   165,148  111,900  102,800  134,017
Stockholders' equity.............   258,110   150,195  142,603  107,504  107,029

--------
(/1/The)results of the Banner Hardware Group are included in the periods until their disposition in January 1998. Fiscal 1998 includes the non-recurring income on the disposition of the Banner Hardware Group. Fiscal 1994 includes the results of the Discontinued Subsidiaries which were sold in January 1995. The reserves recorded in fiscal 1994 were adequate to cover all losses incurred in fiscal 1995 as a result of the divestitures. These transactions materially affect the comparability of the information stated in the selected consolidated financial information.

   No cash dividends have been paid for the past five years.

   The consolidated income statements for the six (6) months ended September 30, 1998 and 1997 are not necessarily indicative of the results to be expected for the full year and are subject to audit at year end.

                                                       For the Six Months Ended
                                                             September 30
                                                       -------------------------
                                                              (unaudited)
                                                           1998         1997
(In Thousands Except Per Share Data)                   ------------ ------------
Net sales............................................. $    105,566 $    239,844
Cost of goods sold....................................       83,138      172,340
                                                       ------------ ------------
  Gross Profit........................................       22,428       67,504
Selling, general and administrative expenses..........       19,013       49,446
                                                       ------------ ------------
  Operating Income....................................        3,415       18,058
Investment income.....................................        2,570          --
Interest expense, net.................................        3,261        7,777
                                                       ------------ ------------
  Income Before Taxes.................................        2,724       10,281
Provision for taxes...................................          660        4,010
                                                       ------------ ------------
Net Income............................................ $      2,064 $      6,271
                                                       ============ ============
Preferred stock dividends.............................        1,364          689
                                                       ------------ ------------
  Net Income Available for Common Shareholders........ $        700 $      5,582
                                                       ============ ============
Basic earnings per common share....................... $       0.03 $       0.24
                                                       ============ ============
Diluted earnings per common share..................... $       0.03 $       0.23
                                                       ============ ============
Weighted average number of common shares:
 basic................................................       21,444       23,428
 diluted..............................................       21,856       23,797
                                                          As of September 30,
                                                       -------------------------
                                                              (unaudited)
                                                           1998         1997
                                                       ------------ ------------
Balance Sheet Data:
Working capital....................................... $    320,809 $    309,723
Total assets..........................................      416,642      436,290
Long-term debt, less current maturities...............       97,500      164,746
Stockholders' equity..................................      235,697      190,439

                 BANNER MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  On December 31, 1998, Banner completed the sale of Solair, Banner's largest subsidiary in the rotable group, to Kellstrom in exchange for approximately $57.0 million in cash and a warrant to purchase 300,000 shares of common stock of Kellstrom. Banner's results of operations include Solair, which accounted for approximately 33% of Banner's net sales for the six months ended September 30, 1998.

  On January 13, 1998, Banner completed the disposition of substantially all of the assets and certain liabilities of the Banner Hardware Group to two wholly-owned subsidiaries of AlliedSignal (the "Buyers") in exchange for unregistered shares of AlliedSignal common stock with an aggregate value equal to $369 million (the "Hardware Group Disposition"). The purchase price received for the Banner Hardware Group was based on the consolidated net worth as reflected on an estimated closing date balance sheet for the assets (and liabilities) conveyed by the Banner Hardware Group to the Buyers. The assets transferred to the Buyers consisted primarily of the Banner Hardware Group, which includes the distribution of bearings, nuts, bolts, screws, rivets and other types of fasteners, and its PacAero unit. Approximately $194 million of the AlliedSignal common stock received from the Buyers was used to repay outstanding term loans and a portion of the revolver balance of Banner's subsidiaries and related fees. The remaining investment in AlliedSignal common stock has been accounted for as an available-for-sale security. As a result of the Hardware Group Disposition and the repayment of outstanding term loans and a portion of the revolver balance, Banner recorded nonrecurring income of $124 million for the twelve months ended March 31, 1998. For fiscal 1998, the Banner Hardware Group represented approximately 44% of Banner's revenues.


                       Analysis of Results of Operations

                                    For the Fiscal Years Ended March 31,
                         -----------------------------------------------------------
                                1998                1997                1996
                         ------------------- ------------------- -------------------
                          Amount  Percentage  Amount  Percentage  Amount  Percentage
     (In Thousands)      -------- ---------- -------- ---------- -------- ----------
Net sales............... $420,323   100.0%   $389,111   100.0%   $287,880   100.0%
Cost of goods sold......  305,385    72.7     279,041    71.7     209,609    72.8
                         --------   -----    --------   -----    --------   -----
Gross profit............  114,938    27.3     110,070    28.3      78,271    27.2
Selling, general and
 administrative.........   87,296    20.7      84,557    21.7      64,704    22.5
                         --------   -----    --------   -----    --------   -----
Operating income........ $ 27,642     6.6%   $ 25,513     6.6%   $ 13,567     4.7%
                         ========   =====    ========   =====    ========   =====

                                        For the Six Months Ended September 30,
                                        ---------------------------------------
                                               1998                1997
                                        ------------------- -------------------
                                         Amount  Percentage  Amount  Percentage
            (In Thousands)              -------- ---------- -------- ----------
Net sales.............................. $105,566   100.0%   $239,844   100.0%
Cost of goods sold.....................   83,138    78.8     172,340    71.9
                                        --------   -----    --------   -----
Gross profit...........................   22,428    21.2      67,504    28.1
Selling, general and administrative....   19,013    18.0      49,446    20.6
                                        --------   -----    --------   -----
Operating income....................... $  3,415     3.2%   $ 18,058     7.5%
                                        ========   =====    ========   =====

Operating Results

Six Months Ended September 30, 1998 and 1997

   Net sales for the six months ended September 30, 1998 decreased $134.3 million, or 56.0%, from the comparable prior period. This decrease was the result of the Hardware Group Disposition, which accounted for approximately 50% of sales. Sales of rotables increased as a result of an increase in sales to commercial airlines and as a result of an exclusive three-year agreement between Solair and Delta Air Lines, which commenced in August 1997 (the "Delta Contract"). Sales from the Delta Contract for the six months ended September 30, 1998 were approximately $8.3 million compared to $2.4 million for the comparable period ended September 30, 1997. Sales of the engine group decreased slightly compared to the prior period, due primarily to decreased engine sales, partially offset by an increase in turbine parts and engine management sales.

   The gross profit percentage for the six months ended September 30, 1998 decreased to 21.2% compared to 28.1% for the prior period. This decrease was attributable primarily to the Hardware Group Disposition, which typically earned higher margins than the engine and rotables groups. Excluding the results of the Banner Hardware Group, the gross profit percentage for the six months ended September 30, 1997 would have been 21.5%.

   Selling, general and administrative ("SG&A") expenses decreased $30.4 million, or 61.5%, in the six months compared to the prior year. Excluding the Hardware Group Disposition, SG&A expenses would have been $18.2 million or 16.5% of sales, compared to $19.0 million, or 18.0% of sales.

   Investment income for the six months ended September 30, 1998 amounted to $2.6 million. Banner recorded no investment income in fiscal 1998. For the six months ended September 30, 1998, Banner recorded $1.5 million in dividend income on shares of AlliedSignal common stock received from the Hardware Group Disposition, and $1.1 million related to the sale and subsequent marking to market of calls sold on the investment in AlliedSignal common stock. Through the end of October 1998, Banner had sold calls on over 2 million shares of its investment in AlliedSignal common stock, realizing approximately $2.8 million.

 Interest Expense

   Interest expense for the six months ended September 30, 1998 decreased $4.5 million or 58.1% compared to the prior period. This decrease was the result of a decrease from $165.2 million in the average outstanding debt balance during the prior period, to $73.2 million in the current period. Banner utilized approximately $194 million of the proceeds received from the Hardware Group Disposition to reduce its debt. Interest expense also included the amortization of deferred loan costs and charges for nonuse fees, agency fees and compensating balances.

 Income Taxes

   The provision for taxes for the six months ended September 30, 1998 and 1997, amounted to $0.7 million and $4.0 million, respectively. The effective tax rate for the six months ended September 30, 1998 and 1997 was 24.2% and 39.0%, respectively. The decrease in the effective tax rate for the six months ended September 30, 1998 was due to the 70% exclusion permitted on dividend income earned from the investment in AlliedSignal common stock.

 Net Income

   For the six months ended September 30, 1998 and 1997, Banner recorded net income available to common shareholders of $0.7 million, or $0.03 basic earnings per common share and $5.6 million, or $0.24 basic earnings per common share, respectively.

   Inflation has had minimal effect on Banner's current operations and Banner believes that this trend will continue in the immediate future.

 Comprehensive Income

   Comprehensive income includes unrealized holding losses in the fair market value of the AlliedSignal common stock which was received from the Hardware Group Disposition, and is classified as available-for-sale securities. The fair market value of available for sale securities decreased by $25.0 million, net of taxes, for the six months ended September 30, 1998.

Fiscal 1998, 1997 and 1996

   Net sales of $420.3 million in fiscal 1998 increased by $31.2 million, or 8.0%, compared to sales of $389.1 million in fiscal 1997. The increase in sales was attributable to an increase of $32.5 million, or 26.6%, in sales of rotables and an increase of $13.0 million, or 19.0%, in sales of engines partially offset by a decrease of $14.3 million or 7.2% in hardware sales. Sales of rotables increased as a result of the introduction of a new product line by DAC International, Inc. and the Delta Contract. The decrease in hardware sales was due to nine months of sales in fiscal 1998, compared to a full year of sales in fiscal 1997, as a result of the Hardware Group Disposition. Net sales in fiscal 1997 increased $101.2 million, compared to fiscal 1996, which reflected (i) an increase of $62.1 million in hardware sales resulting primarily from the acquisition of PB Herndon Aerospace, Inc. in January 1997, and including twelve months of sales from Harco in fiscal 1997 compared to one month in fiscal 1996; (ii) an increase of $24.0 million in rotable sales; and (iii) an increase of $15.1 million in engine sales. On a pro forma basis excluding the sales recorded by the Banner Hardware Group, net sales increased 30.7% in fiscal 1998 and 29.4% in fiscal 1997, as compared to fiscal 1997 and 1996, respectively.

   Gross profit as a percentage of sales was 27.3%, 28.3% and 27.2%, in fiscal 1998, 1997 and 1996, respectively. The decrease in the current year was primarily due to lower margins realized on sales of rotables, which were nearly offset by higher margins contributed by the engine group. The decreased margins for the rotable group were primarily the result of a change in product mix. The increased margins for the engine group was due to the overall improvement in the aviation market. The increase in fiscal 1997 compared to fiscal 1996 was due primarily to higher margins realized on the sale of hardware and rotables. Fiscal 1996 margins were adversely effected by an increase in the supply of Stage 2 rotables in the marketplace, which in turn had a negative impact on pricing in that year. The supply and demand of Stage 2 rotables somewhat stabilized in fiscal 1997, allowing pricing to improve slightly. On a pro forma basis, excluding the gross profit recorded by the Banner Hardware Group, gross profit would have been 22.8%, 22.7% and 21.4%, in fiscal 1998, 1997 and 1996, respectively.

   SG&A expenses as a percentage of sales was 20.8%, 21.7% and 22.5%, in fiscal 1998, 1997 and 1996, respectively. The decreasing trend was attributable primarily to substantial sales growth outpacing the growth of SG&A expenses incurred to realize such sales growth. On a pro forma basis, excluding the SG&A expenses recorded by the Hardware Group, SG&A expense as a percentage of sales would have been 17.6%, 19.4% and 21.3%, in fiscal 1998, 1997 and 1996, respectively.

   Operating income of $27.6 million in fiscal 1998 increased $2.1 million compared to operating income of $25.5 million in fiscal 1997. The increase in operating income was due primarily to the current year's growth in sales and increased operational efficiencies. In addition, operating income for fiscal 1998 includes the results of the Banner Hardware Group for only nine months as compared to the full year for fiscal 1997. Operating income in fiscal 1997 improved by $11.9 million over fiscal 1996, due primarily to increased sales and improved margins resulting from a turnaround in the aerospace industry. On a pro forma basis to exclude the results of the Banner Hardware Group, operating income increased $5.7 million in fiscal 1998, as compared to fiscal 1997, and $5.3 million in fiscal 1997, as compared to fiscal 1996.

   Foreign sales accounted for 28.7%, 29.3% and 32.0% of Banner's total sales for the fiscal years ended March 31, 1998, 1997 and 1996, respectively. Foreign sales to Asia (excluding Japan) accounted for 5.2%, 6.6%, and 6.4% of Banner's total sales for the fiscal years ended March 31, 1998, 1997, and 1996, respectively. Banner expects that the current Asian economic crisis will not have a material impact on its future operating results.

 Interest Expense

   Interest expense for fiscal 1998, 1997 and 1996 amounted to $14.0 million, $13.1 million and $11.0 million, respectively. The increase in interest expense in fiscal 1998 compared to fiscal 1997 was due primarily to higher average debt outstanding coupled with a slight increase in the effective interest rate. The increase in interest expense in fiscal 1997 compared to fiscal 1996 was due primarily to higher average debt outstanding, offset by a slight decrease in the effective interest rate. The effective interest rate for fiscal 1998, 1997 and 1996 was 9.3%, 9.1% and 9.3%, respectively. The average debt outstanding for fiscal 1998, 1997 and 1996 amounted to $147.5 million, $141.2 million and $108.1 million, respectively. Banner utilized approximately $194 million of the proceeds received from the Hardware Group Disposition to reduce its debt.

 Income Taxes

   The tax provisions on income from operations for the fiscal years ended March 31, 1998, 1997 and 1996 were $56.2 million, $5.0 million and $1.0 million, respectively. The effective tax rates for fiscal years 1998, 1997 and 1996 were 40.8%, 40.0% and 40.1%, respectively, which approximate the combined Federal and State effective tax rates.

 Net Income

   For the fiscal years ended March 31, 1998, 1997 and 1996, Banner recorded net income available to common shareholders of $79.5 million, or $3.46 basic earnings per common share, $7.5 million, or $0.32 basic earnings per common share and $1.6 million, or $0.09 basic earnings per common share, respectively.

   Inflation has had minimal effect on Banner's current operations and Banner believes that this trend will continue in the immediate future.

 Comprehensive Income

   Comprehensive income includes unrealized holding gains in the fair market value of the AlliedSignal common stock which was received from the Hardware Group Disposition and is classified as available-for-sale securities. The fair market value of unrealized holding securities increased by $14.3 million, net of taxes, for the twelve months ended March 31, 1998.

Liquidity

   Total capitalization as of September 30, 1998, March 31, 1998 and 1997, amounted to $333.2 million, $307.0 million and $315.6 million, respectively. The changes in the components of capitalization for the six months ended September 30, 1998 included an increase of $48.6 million in debt and a decrease of $22.4 million in equity. The increase in debt is the result of incremental borrowings under the credit agreement to fund current working capital requirements and purchase marketable securities, primarily Fairchild Class A Common Stock. The decrease in equity was primarily the result of the market decline on the shares of AlliedSignal common stock from March 31, 1998. The changes in the components of capitalization for the twelve months ended March 31, 1998 included a decrease in debt of $116.5 million and an increase in equity of $107.9 million. The decrease in debt was primarily the result of the repayment of outstanding term loans with approximately $194 million of AlliedSignal common stock received in the Hardware Group Disposition, partially offset by additional borrowings. The increase in equity was due primarily to the net income for the fiscal year ended March 31, 1998, which included the non-recurring income of $124.0 million recorded as a result of the Hardware Group Disposition and the $14.3 million net unrealized gain recorded on the appreciation of the AlliedSignal common stock. Equity also increased $33.9 million as a result of the issuance of Banner Preferred Stock in June 1997. In January 1998, Banner repurchased 2,246,967 shares of Banner Common Stock for a total cost of $23.3 million (refer to Note 14 in the notes to the consolidated financial statements).

   In connection with the Hardware Group Disposition, Banner recorded its investment in AlliedSignal common stock as an available-for-sale investment, the value of which was $174.0 and $206.6 million at September 30, 1998 and March 31, 1998, respectively. There is risk associated with market fluctuation in the AlliedSignal common stock, which is inherent in stock investments.

   At September 30, 1998, Banner had total debt outstanding of $97.5 million, all of which was borrowed under its credit agreement. As of September 30, 1998, the credit agreement provided for up to $121.5 million of borrowings for working capital, capital expenditures and potential acquisitions, subject to certain conditions and a borrowing base. Cash flow from operations, along with funds available under the credit agreement and proceeds from the liquidation of securities, should be adequate to finance Banner's operations in fiscal 1999. Banner had no other material capital commitments or planned expenditures as of September 30, 1998.

   Net cash used for operating activities for the six months ended September 30, 1998 and 1997 amounted to $17.9 million and $31.0 million, respectively. The primary use of cash for operating activities for the six months ended September 30, 1998 was an increase in inventories, and a decrease in payables and accrued liabilities in the amount of $27.3 million and $19.1 million, respectively. The primary source of cash from operating activities for the six months ended September 30, 1998 was a decrease in receivables in the amount of $14.9 million. The increase in inventories was the result of an increase in anticipated sales volume. The decrease in receivables is due to several large collections since March 31, 1998. The primary source of cash from operating activities for the six months ended September 30, 1997 was an increase in payables and accrued liabilities in the amount of $3.4 million, along with scheduled depreciation and amortization expense of $2.7 million. The primary use of cash for operating activities for the six months ended September 30, 1997 was an increase in receivables and inventories, in the amount of $21.0 million and $21.4 million, respectively. Net cash used for operating activities for the fiscal year ended March 31, 1998 and March 31, 1997, amounted to $85.0 million and $32.7 million, respectively. The primary use of cash for operating activities in fiscal 1998 and 1997 was an increase in inventory of $56.2 million and $37.5 million, respectively, which was mainly to support Banner's sales growth.

   Net cash used for investing activities for the six months ended September 30, 1998 and 1997, was $31.2 million and $2.6 million, respectively. The primary use of cash for investing activities for the six months ended September 30, 1998 was the acquisition of investment securities. The primary use of cash for investing activities for the six months ended September 30, 1997 was capital expenditures, net of proceeds from the sale of fixed assets. Net cash used for investing activities for the fiscal year ended March 31, 1998 amounted to $4.6 million, which was used primarily for the acquisition of property, plant and equipment. Net cash used for investing activities for the fiscal year ended March 31, 1997 amounted to $20.4 million, which was used primarily for business acquisitions, net of cash acquired.

   Net cash provided by financing activities for the six months ended September 30, 1998 and 1997 was $49.2 million and $33.6 million, respectively. Net cash provided by financing activities for the six months ended September 30, 1998 was the result of net borrowings on the revolver to fund current working capital requirements. Net cash provided by financing activities for the six months ended September 30, 1997 was comprised of $33.9 million received from the Banner Preferred Stock rights offering, and net borrowings of $31.6 million on the revolver, partially offset by repayment of $28.0 million of the subordinated loan from a subsidiary of Fairchild. Net cash provided by financing activities for the fiscal year ended March 31, 1998 amounted to $89.6 million, which was due to increased borrowings under Banner's credit agreement and the issuance of Banner Preferred Stock, offset by the repayment of debt, and Banner's purchase of treasury stock. Net cash provided by financing activities for the fiscal year ended March 31, 1997 amounted to $53.1 million, which was due to increased bank borrowings under Banner's credit agreement and borrowings under a subordinated loan agreement with the Fairchild subsidiary.

Year 2000

   As the end of the century nears, there is a widespread concern that many existing computer programs that use only the last two digits to refer to a year will not properly recognize a year that begins with the digits "20" instead of "19." If not corrected, many computer applications could fail, create erroneous results, or cause unanticipated systems failures, among other problems. Banner has begun to take appropriate measures to ensure that its information processing systems, embedded technology and other infrastructure will be ready for the Year 2000.

   Banner has retained both technical review and modification consultants to help it assess its Year 2000 readiness. Working with these consultants and other advisors, Banner has formulated a plan to address Year 2000 issues. Under this plan, Banner's systems are being modified or replaced, or will be modified or replaced, as necessary, to render them, as far as possible, Year 2000 ready. Banner expects to complete its preparations for Year 2000 by early 1999. Banner could be subject to liability to customers and other third parties if its systems are not Year 2000 compliant, resulting in possible legal actions for breach of contract, breach of warranty, misrepresentation, unlawful trade practices and other harm.

   In addition, Banner is continually attempting to assess the level of Year 2000 preparedness of its key suppliers, distributors, customers and service providers. To this end, Banner has sent, and will continue to send, letters, questionnaires and surveys to its significant business partners inquiring about their Year 2000 efforts. If a significant business partner of Banner fails to be Year 2000 compliant, Banner could suffer a material loss of business or incur material expenses.

   Banner is also developing and evaluating contingency plans to deal with events affecting Banner or one of its business partners arising from significant Year 2000 problems. These contingency plans include identifying alternative suppliers, distribution networks and service providers.

   Although Banner's Year 2000 assessment, implementation and contingency planning is not yet complete, Banner does not believe that Year 2000 issues will materially affect its business, results of operations or financial condition. However, Banner's Year 2000 efforts may not be successful in every respect. To date, Banner has incurred approximately $0.2 million in costs that are directly attributable to addressing Year 2000 issues. Banner's management currently estimates that Banner will incur between $0.3 million and $0.4 million in additional costs during the remainder of 1999 relating to the Year 2000 problem.

Recently Issued Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," and requires that a public company report certain information about its operating segments in annual and interim financial reports. Banner currently operates in only one reportable segment.

   In February 1998, FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits." SFAS 132 revises and improves the effectiveness of current note disclosure requirements for employers' pensions and other retiree benefits by requiring additional information to facilitate financial analysis and eliminating certain disclosures which are no longer useful. SFAS 132 does not address recognition or measurement issues. Banner will adopt SFAS 132 in fiscal 1999.

                           DESCRIPTION OF MERGER SUB

   Merger Sub is a wholly-owned subsidiary of Fairchild formed to effect the Merger. Merger Sub has not engaged in any operations to date. Merger Sub will merge with and into Banner.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   In certain instances, Banner and Fairchild may have competing or conflicting interests, such as in the purchase and sale of products in the ordinary course of business, the transfer of a business by one company to the other or the pursuit of business opportunities of interest to both companies. The resolution of such competing or conflicting interest has been accomplished on a case by case basis; and Fairchild's management recognizes its obligation to deal fairly and in good faith with Banner, and accordingly will exercise reasonable judgment and take such steps as they may then, under all the circumstances, deem necessary in resolving specific instances where the interests of the companies may compete or conflict. To this end, Banner has from time to time retained independent advisors, independent counsel or established special committees composed solely of outside directors, where it has determined that such action is necessary or appropriate under the circumstances. Fairchild is currently the beneficial owner of approximately 83% of the outstanding Banner Common Stock. Messrs. Jeffrey Steiner (CEO and Director of Banner), Michael Alcox (Director of Banner) and Eric Steiner (Senior Vice President and Director of Banner) are officers, directors and shareholders of Fairchild.

   Fairchild Fasteners has historically been a supplier of fasteners to Banner, and Banner has also competed with them, in the sale to some end users. All transactions between Banner and Fairchild have been on terms that are no less favorable to Banner than those that might be obtained in arms-length transactions with unaffiliated third parties. Sales to Fairchild amounted to approximately $220,000 and purchases from Fairchild amounted to approximately $13,200,000 for the fiscal year ended March 31, 1998. Due to the disposition of Banner's hardware business in January 1998 to AlliedSignal, future sales to and purchases from Fairchild are expected to decrease significantly.

   Banner entered into a lease with Fairchild on April 1, 1996 to rent approximately 10,000 square feet of office space in the Fairchild building for a term of ten years with the option to terminate the lease after five years. The annual lease rate is approximately $170,000 subject to escalation. Banner has a letter agreement with Fairchild in which Fairchild provides tax preparation and consulting services to Banner. The current annual fee for such services is approximately $103,000. Banner has a letter agreement with Fairchild pursuant to which Fairchild's in-house attorneys provide legal services to Banner. This agreement is on a month-to-month basis and Banner currently pays Fairchild $12,500 per month. As a result, Fairchild's General Counsel (Donald E. Miller) also serves as General Counsel for Banner. Banner has a letter agreement with Fairchild in which Banner provides accounting and financial reporting services to Fairchild. This agreement is on a month-to-month basis and Fairchild currently pays Banner $15,500 per month. As part of the accounting services, Mr. Juris provided on-site accounting services for a Fairchild subsidiary for approximately three months. Fairchild reimbursed Banner for Mr. Juris' salary and expenses during that period. All services are provided in the normal course of business and are on terms that are no less favorable to Banner or Fairchild, as the case may be, than those that might be obtained in arm's-length transactions with unaffiliated third parties.

   Banner is a party to several agreements with Fairchild which provide for various methods of expense sharing related to combined sales and marketing efforts to obtain customers in foreign countries. As of December 31, 1998, Banner had contributed less than $125,000 under these agreements. Fairchild and Banner have agreed to share commission income to the extent commissions exceed expenses. No such commissions have been received to date.

   Under a Tax Indemnity Agreement ("Tax Indemnity"), Fairchild has agreed to indemnify Banner from and against any federal, state, local and foreign income, franchise, withholding and alternative minimum taxes

(including interest, additions to tax and penalties with respect thereto) for periods ending on or before August 2, 1990 when 52.8% of the Banner Common Stock was sold in the initial public offering. Banner has agreed to pay Fairchild for any tax savings it realizes after the initial public offering as a result of adjustments to, or utilization of net operating loss or tax credit carryforwards attributable to, income tax returns for prior periods. Although Fairchild has agreed to indemnify Banner for taxes for periods ending on or before the initial public offering, the Tax Indemnity is not binding upon either the Internal Revenue Service or upon state, local or foreign taxing authorities, any of which are permitted to collect from Banner all relevant taxes owed by Banner and, in certain instances, by Fairchild and its subsidiaries for periods covered by the Tax Indemnity. The effectiveness of the Tax Indemnity is therefore dependent on the ability of Fairchild to pay amounts owed, if any, under the Tax Indemnity.

   As long as Fairchild owns 15% or more of the issued and outstanding Banner Common Stock, it has the unlimited right pursuant to a registration rights agreement to require Banner to use its best efforts to register, all the Banner Common Stock beneficially owned by Fairchild at any time and from time to time, at Fairchild's expense. In addition, Fairchild has piggyback registration rights that are subject to certain limitations.

   Banner and Fairchild have purchased a joint insurance policy which provides, among other coverages, for a combined annual aggregate limit for Banner and Fairchild of $100 million related to certain earthquake exposures. Banner and Fairchild have entered into an agreement addressing the resolution process to be applied if both companies suffer damages from earthquakes aggregating in excess of the $100 million limit. In addition, Banner and Fairchild have purchased joint aircraft product liability insurance with limits of $400 million.

   Banner prepaid hours for a chartered helicopter used from time to time for business related travel. The owner of the chartered helicopter is a company controlled by Mr. Jeffrey Steiner. Cost for such flights charged to Banner are comparable to those charged in arm's length transactions between unaffiliated third parties. Prepaid hours by Banner in fiscal 1998 were $225,000.

   On July 7, 1998, Banner's Board of Directors announced its approval of the purchase by Banner of up to 2.5 million shares of Class A Common Stock of Fairchild through open market purchases. The purchases by Banner will be made from time to time depending on the market price of Fairchild stock, and may be subject to the requirement of obtaining the consent of Banner's senior lenders. Shares of Fairchild stock purchased by Banner may not be sold unless they are registered on a registration statement (or are sold pursuant to any applicable exemption under securities laws). Banner has the right to demand that Fairchild register such shares in order for Banner to sell them. As of December 31, 1998, Banner had purchased 1,246,400 shares of Fairchild stock at an average purchase price of $17.79. At September 30, 1998, such shares were treated as non-current available-for-sale securities and Banner recorded in stockholders' equity unrealized holding losses since inception of $3.3 million, net of tax benefits, from the decline in the market value of Fairchild stock.

   On May 11, 1998, Fairchild commenced an offer to exchange (the "Exchange Offer"), for each properly tendered share of Banner Common Stock, a number of shares of Fairchild Class A Common Stock, equal to the quotient of $12.50 divided by $20.675, up to a maximum of 4,000,000 shares of Banner Common Stock. The Exchange Offer expired on June 9, 1998. As such, a total of 3,659,424 shares of Banner Common Stock were validly tendered to Fairchild in exchange for 2,212,469 shares of Fairchild Class A Common Stock to the tendering shareholders. As a result of the Exchange Offer, Fairchild's beneficial ownership of Banner Common Stock increased to 83.2%. Fairchild's current beneficial ownership is approximately 85.4%.

   On May 23, 1997, Banner granted all of its stockholders certain rights to purchase Banner Preferred Stock. On June 19, 1997, Banner issued Fairchild 3,085,885 shares of Preferred Stock for $28.4 million.

   Banner entered into a Stock Exchange Agreement with Fairchild, effective May 12, 1997, pursuant to which Banner could acquire Fairchild Scandinavian Bellyloading Company AB ("FSBC") from Fairchild in exchange for 230,000 shares of Banner Common Stock initially. This transaction was approved by a special committee of Banner's Board of Directors, and was approved by Banner's stockholders at a meeting on June 18, 1997. Under the terms of the Stock Exchange Agreement, Fairchild could terminate the agreement if it sold FSBC to a third party by reason of an unsolicited offer, but Fairchild would be obligated to pay Banner a reasonable termination fee and Banner's out-of-pocket expenses. On July 1, 1997, Fairchild exercised its option to terminate the Stock Exchange Agreement. As a result, Fairchild paid Banner a termination fee of $300,000 and out-of-pocket expenses of $447,000, and also agreed to allow Banner to participate equally in future royalties from FSBC, if any. For the six months ended September 30, 1998, Banner recorded royalty income from FSBC of $202,000.

   On December 20, 1996, Banner entered into an unsecured subordinated loan agreement ("Subordinated Loan") with a wholly-owned subsidiary of Fairchild. The purpose of the Subordinated Loan was to provide Banner with funds for acquisitions and working capital requirements. The Subordinated Loan bore interest at 10.0% per annum for the period commencing on the date of the initial draw and continuing for a period of six months from the initial draw date. Thereafter, the Subordinated Loan bore interest at 11.2% per annum. The principal and accrued interest were deferred until the maturity date of November 15, 2003, subject to acceleration in certain events specified in the Subordinated Loan. A commitment fee of 1.5% per annum for six months from the initial draw date, and 3.0% per annum thereafter, was accrued and payable on the last day of each month, based on the balance outstanding. As of March 31, 1997, Banner borrowed $28.0 million under the Subordinated Loan, to fund the purchase by Dallas Aerospace of PB Herndon Aerospace, Inc. and other working capital requirements. The Subordinated Loan was repaid in June 1997 as a result of the Banner Preferred Stock issuance. Interest paid to Fairchild's subsidiary from December 1996 to June 1997 totaled $1.0 million.

   Banner may from time to time make subordinated loans to Fairchild in order to provide Fairchild with additional cash resources.

                     DESCRIPTION OF FAIRCHILD CAPITAL STOCK

General

   The authorized capital stock of Fairchild consists of 40,000,000 shares of Class A Common Stock, par value $0.10 per share, 19,218,806 of which were outstanding as of December 31, 1998, 20,000,000 shares of Class B Common Stock, par value $0.10 per share, 2,624,662 of which were outstanding as of December 31, 1998, and 10,000,000 shares of Preferred Stock, par value $0.10 per share, none of which are issued and outstanding. The Class A Common Stock and the Class B Common Stock are sometimes collectively referred to herein as the "Common Stock."

Preferred Stock

   The Board of Directors of Fairchild is authorized, subject to the limitations prescribed by law, to provide by resolutions for the issuance of the Preferred Stock in one or more series, to establish the number of shares to be included in each such series and to fix and state the voting powers, the designations, preferences and relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, applicable to the shares of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Fairchild before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Fairchild's securities or the removal of incumbent management. The Board of Directors of Fairchild, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. Upon consummation of the Offering, there will be no shares of Preferred Stock outstanding, and Fairchild has no present intention to issue any shares of Preferred Stock.

Common Stock

   The issued and outstanding shares of Common Stock are, and the shares of Class A Common Stock being offered in the merger will be, validly issued, fully paid and nonassessable. The powers, preferences and rights of holders of Class A Common Stock and Class B Common Stock, and the qualifications, limitations or restrictions thereof, are substantially identical, except as otherwise required by law or expressly provided in this section. Each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share. Except as set forth below, all actions submitted to a vote of stockholders shall be voted on by the holders of Class A Common Stock and Class B Common Stock voting together as a single class. The holders of Class A Common Stock and Class B Common Stock shall vote separately as classes with respect to amendments to the Restated Certificate of Incorporation that alter or change the powers, preferences or special rights of their respective classes of stock so as to affect them adversely and with respect to such other matters as may require class votes under Delaware Law. Notwithstanding anything in the Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of all outstanding shares of capital stock of Fairchild entitled to vote, voting together as a single class, shall be required to authorize additional shares of Class A Common Stock or Class B Common Stock, or upon certain proposals to issue authorized but unissued shares of Class B Common Stock. Class B Common Stock is convertible into Class A Common Stock at any time at the option of the holder or automatically if at any time the number of outstanding shares of Class B Common Stock as reflected on the stock transfer books of Fairchild is less than 300,000. If Fairchild at any time (a) declares a stock dividend upon either class of its Common Stock payable in shares of that same class of Common Stock,
(b) makes any distribution upon either class of its Common Stock payable in shares of that same class of Common Stock, (c) subdivides its outstanding shares of either class of its Common Stock into a greater number of shares, or
(d) subdivides its outstanding shares of either class of its Common Stock into a smaller number of shares, then and in any of such events Fairchild shall make, declare or effect a similar but ratable stock dividend, distribution or subdivision on the shares of the other class of its Common Stock, but payable in shares of such other class of Common Stock and only on a share for share basis. Cash dividends are payable in such relative amounts as the Board of Directors of Fairchild may determine; provided, however, that in no event will cash dividends payable with respect to the Class B Common Stock exceed fifty percent (50%) of the cash dividends payable with respect to the Class A Common Stock.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for the common stock of Fairchild is ChaseMellon Shareholder Services LLC.

                        COMPARISON OF STOCKHOLDER RIGHTS

   Fairchild and Banner are both organized under the laws of the State of Delaware. Therefore, any differences between the rights of Fairchild stockholders and the rights of Banner stockholders arise solely from differences between each corporation's certificate of incorporation and bylaws.

   The following summary sets forth certain material differences between the rights of Fairchild stockholders and the rights of Banner stockholders and is qualified in its entirety by reference to Fairchild Charter, Fairchild Bylaws and Banner's Restated Certificate of Incorporation (the "Banner Charter") and Bylaws (the "Banner Bylaws").

Voting Rights

   The holders of Fairchild Class A Common Stock have one vote per share and the holders of Fairchild Class B Common Stock have ten votes per share. Each share of Fairchild Class B Common Stock is convertible at any time into one share of Class A Common Stock. Through control of substantially all outstanding shares of Fairchild Class B Common Stock, Jeffrey J. Steiner, the Chairman of the Board, Chief Executive Officer and President of Fairchild, controls a majority of the combined voting power of both classes of Fairchild Common Stock, which enables him to elect a majority of the directors of Fairchild and to determine the outcome of any other matter submitted to stockholders for approval (except for matters requiring approval of holders of both classes voting separately). The holders of Fairchild Class A Common Stock and Fairchild Class B Common Stock vote separately as classes with respect to amendments to the Restated Certificate of Incorporation that alter or change the powers, preferences or special rights of their respective classes of stock so as to affect them adversely and with respect to such other matters as may require class votes under Delaware Law. The holders of Banner Common Stock have one vote per share with respect to all matters submitted to a vote of the Banner stockholders.

Stockholder Proposals

   The Fairchild Bylaws contain no advance notice requirements relating to stockholder proposals for business to be conducted at a stockholders' meeting, except that stockholder nominations for directors must be submitted to the Fairchild Board of Directors not less than 10 nor more than 60 days prior to any such meeting called for the election of directors. The Banner Bylaws provide that any business that expressly requires the vote of Banner stockholders must be stated in the notice of the stockholders' meeting at which the business is proposed to be conducted.

                              SECURITIES OWNERSHIP

Ownership of Banner Capital Stock

   The table below sets forth as of December 31, 1998 the number and percentage of Banner Common Stock and Banner Preferred Stock beneficially owned by (i) each person known by Banner to own beneficially more than 5% of any class of Banner Common Stock and Banner Preferred Stock; (ii) each director of Banner;
(iii) the five most highly compensated executive officers of Banner; and (iv) the directors and officers of Banner as a group. The persons and entities named possess sole voting power and investment power with respect to all shares shown as beneficially owned by them. As of December 31, 1998, there were 21,485,295 and 3,493,457 shares of Banner Common Stock and Banner Preferred Stock outstanding, respectively.

                            Banner Common
                                Stock              Banner Preferred Stock
                          Beneficially Owned         Beneficially Owned
                            Before Merger               Before Merger
                          ------------------------ ----------------------------
                                           Percent
                                             of                     Percent of
                            Shares          Class     Shares          Class
                          ----------       ------- -------------    -----------
Michael T. Alcox.........     22,000(1)        *             --             *
Steven L. Gerard.........     17,000(1)        *             --             *
Charles M. Haar..........     17,000(1)        *             --             *
Dimensional Funds........  1,471,000         5.9%            --             *
The Fairchild
 Corporation............. 21,253,084(2)     85.1%      3,413,110(2)      97.7%
Philippe Hercot..........     17,000(1)        *             --             *
Michael D. Herdman.......      6,000(1)        *             --             *
Eugene W. Juris..........    103,569(1)(3)     *           3,069(3)         *
Bradley T. Lough.........     19,250(1)        *             --             *
Warren D. Persavich......    154,104(1)        *           1,104            *
Dr. Eric I. Steiner......     57,500(1)        *             --             *
Jeffrey J. Steiner....... 21,703,073(1)(4)  86.9%      3,432,821(4)      98.3%
Leonard Toberoff.........     17,000(1)        *             --             *
All directors and
 officers of Banner as a
 group (11 persons)...... 22,133,496        88.6%      3,436,994         98.4%

--------
*  Represents less than one percent (1%).
(1) Includes exercisable stock options for Banner Common Stock, as follows: M. Alcox, 7,000 shares; S. Gerard, 7,000 shares; C. Haar, 7,000 shares; P. Hercot, 17,000 shares; M. Herdman, 6,000 shares; E. Juris, 86,500 shares;
    B. Lough, 19,250 shares; W. Persavich, 131,000 shares; E. Steiner, 42,500 shares; J. Steiner, 321,667 shares; L. Toboroff, 7,000 shares; all directors and officers as a group, 651,917 shares.
(2) Includes shares held by Fairchild and its wholly owned subsidiaries. 17,406,574 of such shares of Banner Common Stock and 3,413,110 of such shares of Banner Preferred Stock have been pledged by Fairchild or its subsidiaries as collateral for a loan facility with Citicorp N.A., and 433,400 shares have been pledged by Fairchild or its subsidiaries as collateral under an escrow agreement with BTR Dunlop Holdings, Inc., a wholly-owned subsidiary of BTR plc.
(3) Includes (i) 1,500 shares of Banner Common Stock held in a Self Directed IRA Account; (ii) 12,500 shares of Banner Common Stock held by the spouse of E. Juris; and (iii) 3,069 shares of Banner Preferred Stock held by the spouse of E. Juris.
(4) Includes (i) 3,611 shares of Banner Common Stock owned by J. Steiner through Banner's Profit Sharing/401(k) plan; (ii) 105,000 shares of Banner Common Stock held by J. Steiner; (iii) 19,711 shares of Banner Preferred Stock immediately convertible to Banner Common Stock held by J. Steiner; and (iv) 321,667 shares of Banner Common Stock issuable upon the exercise of options held by J. Steiner. Also includes 17,839,974 shares of Banner Common Stock and 3,413,110 shares of Banner Preferred Stock owned directly or indirectly by Fairchild; Mr. Steiner disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Ownership of Fairchild Class A Common Stock by Directors and Executive Officers of Banner

   The table below sets forth as of December 31, 1998 the number and percentage of Fairchild Class A Common Stock and Fairchild Class B Common Stock beneficially owned by (i) each person known by Banner to own beneficially more than 5% of any class of Banner Common Stock and Banner Preferred Stock; (ii) each director of Banner; (iii) the five most highly compensated executive officers of Banner; and (iv) the directors and officers of Banner as a group. The persons and entities named possess or control sole voting power and investment power with respect to all shares shown below. As of December 31, 1998, there were 19,218,806 and 2,624,662 shares of Fairchild Class A Common Stock and Fairchild Class B Common Stock outstanding, respectively.

                                      Before the Merger                               After the Merger
                          ----------------------------------------------  ----------------------------------------------
                          Class A Common Stock    Class B Common Stock    Class A Common Stock    Class B Common Stock
                          ----------------------  ----------------------  ----------------------  ----------------------
                                        Percent                 Percent                 Percent                 Percent
                          Shares(1)    of Class   Shares(1)    of Class   Shares(1)    of Class   Shares(1)    of Class
                          ------------ ---------  ------------ ---------  ------------ ---------  ------------ ---------
Michael T. Alcox........        46,062         *           600         *        86,868         *           600         *
Steven L. Gerard........         1,100         *           --          *        13,165         *           --          *
Charles M. Haar.........           --          *           --          *        12,065         *           --          *
Dimensional Funds.......           --          *           --          *     1,043,935       4.8%          --          *
Philippe Hercot.........        10,000         *           --          *        22,065         *           --          *
Michael D. Herdman......           --          *           --          *         4,258         *           --          *
Eugene W. Juris.........           --          *           --          *        98,645         *           --          *
Bradley T. Lough........           --          *           --          *        26,968         *           --          *
Warren D. Persavich.....           --          *           --          *       151,944         *           --          *
Dr. Eric I. Steiner.....       171,915         *        15,000         *       212,721       1.0%       15,000         *
Jeffrey J. Steiner......     6,585,499      29.4%    2,938,996      98.0%    7,021,950      31.2%    2,938,996      98.0%
Leonard Toboroff........           --          *           --          *        12,065         *           --          *
All directors and
 officers of Banner as a
 Group..................     6,814,576      34.8%    2,954,596      98.5%    8,706,649      37.9%    2,954,596      98.5%

--------
*Represents less than one percent.
(1) The Class A Common Stock column includes shares of Class B Common Stock, which are immediately convertible into Class A Common Stock on a share-for-share basis. Options which are exercisable immediately or within sixty days after January 15, 1998 appear in the Class A Common Stock column. Certain warrants that may be deemed to be owned by Jeffrey J. Steiner are exercisable into either Class A Common Stock or Class B Common Stock and appear in both Class A Common Stock and Class B Common Stock columns.

                 MANAGEMENT OF BANNER AND SURVIVING CORPORATION

   The directors and officers of Banner are expected to be replaced immediately after the Effective Time of the Merger with designees of Fairchild.

Directors of Banner

   Set forth below are the names of each person who is a director of Banner and
(i) the present principal occupation or employment of each such person and the name and principal business of the corporation or other organization in which such occupation or employment of each such person is conducted, and (ii) the material occupations, positions, offices and employment and the name and principal business of any corporation or other organization in which any material occupation, position, office or employment of each such person was held during the last five years.

Name and Age                   Principal Occupations

Michael T. Alcox, 51.........  Michael T. Alcox has served as a Director of
                               Banner since 1990. From 1987 through September 1996 he served as Senior Vice President and Chief Financial Officer of Fairchild. He presently serves as a Vice President of Fairchild, not employed on a full time basis. Mr. Alcox also owns and operates travel and real estate businesses. Mr. Alcox is a director of Fairchild.
Steven L. Gerard, 53.........  Steven L. Gerard has served as a Director of
                               Banner since 1992. From September 1992 to
                               August 1997, Mr. Gerard served as the Chairman and the Chief Executive Officer of Triangle Wire and Cable, Inc., a manufacturer of insulated wire and cable, and its successor, Ocean View Capital, Inc. Mr. Gerard is also a director of Deeptech International, Inc. and U.S. Home Corp.

Charles M. Haar, 78..........  Charles M. Haar has served as a Director of
                               Banner since 1992. He has been a professor of law at Harvard University since 1956. He has served as a consultant to Skadden, Arps, Slate, Meagher & Flom for more than the past five years. Professor Haar is a director of American Health Properties.

Philippe Hercot, 32..........  Philippe Hercot has served as a Director of
                               Banner since 1995. He has served as a managing partner for Capital Industrie & Associes (a Paris, France based investment and consulting firm) since May 1997. Prior thereto, he was employed by Apax Partners (an investment company) as an associate from September 1996 to April 1997 and by Donaldson, Lufkin & Jenrette (an investment banking firm) as an associate from August 1993 to August 1996. He is a director of Medicis S.A., Decibel France S.A. and Sofilma S.A. Mr. Hercot is the son-in-law of Mr. Jeffrey J. Steiner.

Michael D. Herdman, 48.......  Michael D. Herdman has served as a Director of
                               Banner since October 1997. He has served as Senior Vice President of American National Can for Beverage Cans Europe/Asia Pacific ("ANC") since January 1997. Prior thereto, he was responsible for the European beverage can activities since its formation in 1991.

Warren D. Persavich, 46......  Warren D. Persavich has served as Senior Vice
                               President and Chief Operating Officer of Banner since May 1998 and as a Director of Banner since 1990. Prior thereto, he served as Senior Vice

Name and Age                   Principal Occupations
                               President and Chief Financial Officer of Banner from June 1990 to May 1998.

Dr. Eric I. Steiner, 36......  Dr. Eric I. Steiner has served as Senior Vice
                               President of Banner since May 1997 and as a Director of Banner since 1992. He has served as President of Fairchild since November, 1998 and Chief Operating Officer of Fairchild since November 1996. Prior thereto he served as Executive Vice President of Fairchild between November 1996 and November 1998 and Senior Vice President--Operations of Fairchild between May 1992 and November 1996. He has also served as President of Fairchild Fasteners (a division of a Fairchild subsidiary), since February 1995. Dr. Steiner is a director of Fairchild. Dr. Eric I. Steiner is the son of Mr. Jeffrey J. Steiner.

Jeffrey J. Steiner, 61.......  Jeffrey J. Steiner has served as Chairman of the Board, Chief Executive Officer and
                               President of Banner since September 1993. He has served as Chairman of the Board and Chief Executive Officer of Fairchild for more than the past five years. Mr. Steiner is, and for the past five years has served as, the President of Cedco Holdings, Ltd., a Bermuda Corporation (an investment company). He is a director of The Franklin Corporation, and The Copley Fund. Mr. Jeffrey J. Steiner is the father of Dr. Eric I. Steiner and the father-in-law of Mr. Philippe Hercot.

Leonard Toboroff, 66.........  Leonard Toboroff has served as a Director of
                               Banner since 1992. He has served as Executive Vice President and a director of Riddell Sports, Inc., a manufacturer and licenser of sports equipment, since April 1988. He has also served as a Vice President and the Vice Chairman of the Board of Allis-Chalmers Corporation, a holding company, since May 1988. For more than the past five years, Mr. Toboroff has been a private investor. Mr. Toboroff is a director of Engex Corp. and Saratoga Beverages, Inc.

Executive Officers of Banner

   Set forth below is certain information about each executive officer of Banner who is not a director of Banner, based on information supplied by him, including his name, age and principal occupations during the past five years. All of the executive officers of Banner are elected by the Board to serve until the next annual meeting of the Board and until their successors are elected and qualified.

Name and Age                   Principal Occupations

Eugene W. Juris, 40..........  Eugene W. Juris has served as Vice President and Chief Financial Officer since May 1998.
                               Prior thereto, he served as Vice President--
                               Finance and Secretary of Banner from September 1993 to May 1998.

Bradley T. Lough, 33.........  Bradley T. Lough has served as Secretary of
                               Banner since May 1998 and as Treasurer of Banner since August 1993.

                      PROPOSALS BY STOCKHOLDERS OF BANNER

   If the Merger is consummated, there will be no public stockholders of Banner and no public participation in any future meetings of stockholders of Banner. However, if the Merger is not consummated, Banner's public stockholders will continue to be entitled to attend and participate in Banner's stockholder meetings. If the Merger is not consummated, any proposals by stockholders intended to be presented at the 1999 annual meeting must be received by Banner no later than April 16, 1999 in order to be considered by the Board of Directors for inclusion in Banner's 1999 proxy statement. In order for a stockholder to nominate a candidate for director, under Banner's Bylaws, timely notice of the nomination must be received by Banner in advance of the meeting. Ordinarily, such notice must be received not less than 30 nor more than 60 days before the meeting (but if Banner gives less than 40 days' notice of the meeting, then such notice must be received prior to the meeting and within 10 days after notice of the meeting is mailed or other public disclosure of the meeting is made). The stockholder filing the notice of nomination must describe various matters regarding the nominee, including such information as name, address, occupation and shares held.

   In order for a stockholder to bring other business before a stockholder meeting, timely notice must be received by Banner. Such notice must include a description of the proposed business, the reasons therefor, and other specific matters. These requirements are separate from and in addition to the requirements a stockholder must meet to have a proposal considered for inclusion in Banner's 1999 proxy statement. In each case, the notice must be given to the Secretary of Banner, whose address is 45025 Aviation Drive, Suite 300, Dulles, VA 20166. Any stockholder desiring a copy of Banner's Bylaws will be furnished one without charge upon written request of the Secretary.

                                    EXPERTS

   The consolidated financial statements of Fairchild as of June 30, 1997 and 1998 and for the three years in the period ended June 30, 1998 incorporated by reference in this Proxy Statement/Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report. The consolidated financial statements of Banner as of March 31, 1997 and 1998, and for each of the three years in the period ended March 31, 1998 included in this Proxy Statement/Prospectus, and Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said report.

                                 LEGAL MATTERS

   Certain legal matters with respect to the Fairchild Class A Common Stock offered hereby will be passed upon for Fairchild by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                 OTHER MATTERS

   As of the date of this Proxy Statement/Prospectus, the Board of Directors of Banner knows of no matters that will be presented for consideration at the Special Meeting other than as described in this Proxy Statement/Prospectus. However, if any other matter shall come before the Special Meeting or any adjournments or postponements thereof and shall be voted upon, the proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by such proxy as to any such matters that fall within the purposes set forth in the Notice of Special Meeting. It is expected that representatives of Arthur Andersen LLP will be present at the Special Meeting to respond to questions of shareholders of Banner.

                             BANNER AEROSPACE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Consolidated Annual Financial Statements:
Report of Independent Public Accountants..................................  F-2
Consolidated Balance Sheets...............................................  F-3
Consolidated Income Statements............................................  F-4
Consolidated Statements of Stockholders' Equity...........................  F-5
Consolidated Statements of Cash Flows.....................................  F-6
Notes to Consolidated Financial Statements................................  F-7
Consolidated Interim Financial Statements:
Consolidated Balance Sheets at September 30, 1998 and March 31, 1998...... F-23
Consolidated Statements of Income and Comprehensive Income for the six
   months ended
   September 30, 1998 and 1997............................................ F-24
Consolidated Statements of Income and Comprehensive Income for the three months ended
   September 30, 1998 and 1997............................................ F-25
Consolidated Statements of Cash Flows for the six months ended
   September 30, 1998 and 1997............................................ F-26
Notes to Summarized Financial Information................................. F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors,
Banner Aerospace, Inc.:

   We have audited the accompanying consolidated balance sheets of Banner Aerospace, Inc. (a Delaware corporation) and Subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banner Aerospace, Inc. and Subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.

                                             Arthur Andersen LLP

Washington, D.C.
May 20, 1998 (Except with respect to the matters discussed in Note 16, as to which the date is January 14, 1998)

            CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                            MARCH 31, 1998 AND 1997

                     (IN THOUSANDS)                         1998       1997
                     --------------                       ---------  ---------
                         ASSETS
Current Assets:
  Receivables, less allowances of $2,881 in 1998 and
   $4,420 in 1997........................................ $  48,046  $  64,382
  Inventories............................................   122,236    253,781
  Future tax benefits....................................        --     11,307
  Other..................................................    29,741     11,375
                                                          ---------  ---------
                                                            200,023    340,845
                                                          ---------  ---------
Property, Plant and Equipment, at cost:
  Land...................................................        15        453
  Buildings and improvements.............................     2,430      9,519
  Machinery and equipment................................     8,056     19,408
                                                          ---------  ---------
                                                             10,501     29,380
  Accumulated depreciation...............................    (6,008)   (14,046)
                                                          ---------  ---------
                                                              4,493     15,334
                                                          ---------  ---------
Other Assets:
  Investments............................................   206,626         --
  Cost in excess of net tangible assets of purchased
   businesses, net.......................................    12,292     33,003
  Other..................................................     1,776      4,719
                                                          ---------  ---------
                                                            220,694     37,722
                                                          ---------  ---------
    Total assets......................................... $ 425,210  $ 393,901
                                                          =========  =========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current maturities of long-term debt................... $      --  $     301
  Accounts payable.......................................    27,431     38,864
  Accrued salaries.......................................     2,568      5,968
  Other..................................................    44,626     25,054
                                                          ---------  ---------
                                                             74,625     70,187
                                                          ---------  ---------
Long-Term Liabilities:
  Long-term debt, less current maturities................    48,900    165,148
  Deferred federal and state income tax..................    41,194         --
  Other..................................................     2,381      8,371
                                                          ---------  ---------
                                                             92,475    173,519
                                                          ---------  ---------
    Total liabilities....................................   167,100    243,706
                                                          ---------  ---------
Stockholders' Equity:
  Preferred stock; $.01 par value, 10,000 shares
   authorized, 3,810 issued and outstanding at March 31,
   1998 and no shares authorized, issued and outstanding
   at March 31, 1997.....................................        38         --
  Common stock; $1.00 par value, 50,000 shares
   authorized, 23,642 shares issued, 21,395 shares
   outstanding, at March 31, 1998 and 30,000 shares
   authorized, 23,420 shares issued and outstanding at
   March 31, 1997........................................    23,642     23,420
  Less: treasury stock at cost, 2,247 shares held in
   treasury at March 31, 1998............................   (23,331)       --
  Paid-in capital........................................   150,460    113,236
  Retained earnings......................................    93,046     13,539
  Accumulated other comprehensive income.................    14,255         --
                                                          ---------  ---------
                                                            258,110    150,195
                                                          ---------  ---------
    Total liabilities and stockholders' equity........... $ 425,210  $ 393,901
                                                          =========  =========

The accompanying notes to consolidated financial statementsare an integral part of these consolidated balance sheets.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS

            FOR THE FISCAL YEARS ENDED MARCH 31, 1998, 1997 AND 1996

      (In Thousands Except Per Share Data)          1998      1997      1996
      ------------------------------------        --------  --------  --------
Net sales.......................................  $420,323  $389,111  $287,880
                                                  --------  --------  --------
Cost of goods sold..............................   305,385   279,041   209,609
Selling, general and administrative.............    87,296    84,557    64,704
                                                  --------  --------  --------
  Operating income..............................    27,642    25,513    13,567
Non-recurring income............................   124,041        --        --
Interest expense, net...........................   (13,960)  (13,090)  (10,972)
                                                  --------  --------  --------
  Income from operations before taxes on
   income.......................................   137,723    12,423     2,595
Provision for taxes.............................    56,182     4,970     1,040
                                                  --------  --------  --------
Net income......................................  $ 81,541  $  7,453  $  1,555
                                                  --------  --------  --------
Preferred stock dividends.......................    (2,034)       --        --
                                                  --------  --------  --------
Net income available to common shareholders.....  $ 79,507  $  7,453  $  1,555
                                                  ========  ========  ========
Basic earnings per common share.................  $   3.46  $   0.32  $   0.09
                                                  ========  ========  ========
Diluted earnings per common share...............  $   3.10  $   0.31  $   0.08
                                                  ========  ========  ========
Weighted average number of shares outstanding --
 basic..........................................    22,995    23,408    18,283
Weighted average number of shares outstanding --
 diluted........................................    26,333    23,673    18,296
Net income......................................  $ 81,541  $  7,453  $  1,555
Other comprehensive income:
Unrealized gain on available-for-sale securities
 (net of tax of $9,113).........................    14,255        --        --
                                                  --------  --------  --------
Comprehensive income............................  $ 95,796  $  7,453  $  1,555
                                                  ========  ========  ========


            The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
            FOR THE FISCAL YEARS ENDED MARCH 31, 1998, 1997 AND 1996

                                                                           Accumulated
                                                                              Other
                          Preferred Common  Treasury  Paid-In   Retained  Comprehensive
(In Thousands)              Stock    Stock   Stock    Capital   Earnings     Income      Total
--------------            --------- ------- --------  --------  --------  ------------- --------
Balance, March 31,
 1995...................    $ --    $18,002 $     --  $ 84,971  $ 4,531      $    --    $107,504
 Exercise of stock
  options...............      --          4       --        17       --           --          21
 Acquisition of Harco...      --      5,387       --    28,136       --           --      33,523
 Net income.............      --         --       --        --    1,555           --       1,555
                            ----    ------- --------  --------  -------      -------    --------
Balance, March 31,
 1996...................      --     23,393       --   113,124    6,086           --     142,603
 Exercise of stock
  options...............      --         27       --       112       --           --         139
 Net income.............      --         --       --        --    7,453           --       7,453
                            ----    ------- --------  --------  -------      -------    --------
Balance, March 31,
 1997...................      --     23,420       --   113,236   13,539           --     150,195
 Issuance of preferred
  stock.................      37         --       --    33,839       --           --      33,876
 Exercise of stock
  options...............      --        218       --     1,135       --           --       1,353
 Purchase of common
  stock.................      --         --  (23,331)       --                    --     (23,331)
 Conversion of stock....      --          4       --        (4)      --           --          --
 Acceleration of stock
  option vesting........      --         --       --       221       --           --         221
 Unrealized holding gain
  from available-for-
  sale securities.......      --         --       --        --       --       14,255      14,255
 Dividends..............       1         --       --     2,033   (2,034)          --          --
 Net income.............      --         --       --        --   81,541           --      81,541
                            ----    ------- --------  --------  -------      -------    --------
Balance, March 31,
 1998...................    $ 38    $23,642 $(23,331) $150,460  $93,046      $14,255    $258,110
                            ====    ======= ========  ========  =======      =======    ========


          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE FISCAL YEARS ENDED MARCH 31, 1998, 1997 AND 1996

(In Thousands)                                     1998       1997      1996
--------------                                   ---------  --------  --------
Cash Flows Provided By (Used For) Operating
 Activities
  Net income.................................... $  81,541  $  7,453  $  1,555
  Adjustments to reconcile net income to net
   cash provided by (used for) operating
   activities:
    Depreciation and amortization...............     4,951     4,795     3,435
    Gain on disposition of businesses...........  (124,041)      --        --
    Change in receivables.......................   (37,880)   (5,599)  (16,270)
    Change in inventories.......................   (56,206)  (37,519)  (17,513)
    Change in payables and accrued liabilities..    18,717     3,492    33,294
    Change in other accounts....................    27,881    (5,314)   (1,817)
                                                 ---------  --------  --------
      Net cash provided by (used for) operating
       activities...............................   (85,037)  (32,692)    2,684
                                                 ---------  --------  --------
Cash Flows Used For Investing Activities:
  Acquisition of property, plant and equipment..    (4,587)   (4,600)   (8,505)
  Business acquisitions, net of cash acquired...       --    (15,789)      --
                                                 ---------  --------  --------
      Net cash used for investing activities....    (4,587)  (20,389)   (8,505)
                                                 ---------  --------  --------
Cash Flows Provided By Financing Activities:
  Proceeds from borrowings......................   112,775   103,000    78,600
  Repayments of debt............................   (35,049)  (50,058)  (74,750)
  Proceeds from issuance of preferred stock.....    33,876       --        --
  Purchase of treasury stock....................   (23,331)      --        --
  Exercise of stock options.....................     1,353       139        21
                                                 ---------  --------  --------
      Net cash provided by financing
       activities:..............................    89,624    53,081     3,871
                                                 ---------  --------  --------
Net Increase (Decrease) In Cash.................       --        --     (1,950)
Cash, Beginning Of Period.......................       --        --      1,950
                                                 ---------  --------  --------
Cash, End Of Period............................. $     --   $    --   $    --
                                                 =========  ========  ========
Supplemental Cash Flow Information
  Interest paid................................. $  13,543  $ 11,326  $  8,504
  Income taxes paid (net of refunds)............     5,649     6,854     2,188

  The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (In Thousands Of Dollars Except Per Share Data)

1. Summary of Operations and Significant Accounting Policies:

  Organization and Operations

   Prior to an initial public offering on August 1, 1990, Banner Aerospace, Inc. ("Banner") was a wholly-owned subsidiary of The Fairchild Corporation ("Fairchild"). As a result of the initial public offering, Fairchild's indirect beneficial ownership of Banner's Common Stock was reduced from 100.0% to 47.2%. However, as a result of the additional shares of Banner's Common Stock issued in connection with the acquisition of Harco, Inc. in fiscal 1996, Fairchild became the majority owner of Banner and owned 59.3% of Banner's Common Stock as of March 31, 1997 (refer to Note 3 in the notes to consolidated financial statements). In January 1998, Banner repurchased 2,246,967 shares of its own Common Stock for a total cost of $23,331 which increased Fairchild's ownership to 66.3% at the end of fiscal 1998. On June 9, 1998, Fairchild completed an Exchange Offer pursuant to which it acquired 3,659,424 shares of Banner's Common Stock in exchange for shares of Fairchild Class A Common Stock (the "Exchange Offer"). As a result of the Exchange Offer, Fairchild's beneficial ownership of Banner's Common Stock increased to 85.4% (refer to Note 16 in the notes to consolidated financial statements).

   Banner is an international supplier to the aerospace industry, distributing a wide range of aircraft parts and related support services. Banner's products are divided into two product groups: rotables and engines. Banner's hardware product group, which included bearings, nuts, bolts, screws, rivets and other types of fasteners, was disposed of as part of a business combination completed on January 13, 1998 (refer to Note 2 in the notes to consolidated financial statements). Rotables include flight data recorders, radar and navigation systems, instruments, landing gear and hydraulic and electrical components. Engines include jet engines, engine parts and engine leasing for use on both narrow and wide body aircraft and smaller engines for corporate and commuter aircraft. Banner provides a number of services such as immediate shipment of parts in aircraft on ground ("AOG") situations and customer tailored inventory management programs. Banner also provides both long-term and short-term engine leasing services to commercial airlines and air cargo carriers. Through its subsidiaries, Banner sells its products in the United States and abroad to most of the world's commercial airlines and air cargo carriers, as well as other distributors, fixed-based operations, corporate aircraft operators and other aerospace and non-aerospace companies.

  Fiscal Year

   The fiscal year ("fiscal") of Banner ends March 31. All references herein to "1998," "1997" and "1996" mean the fiscal years ended March 31, 1998, 1997 and 1996.

  Principles of Consolidation

   The accompanying consolidated balance sheet includes the accounts of all Banner's subsidiaries as of March 31, 1998:

        Banner Aerospace-Singapore, Inc.
        DAC International, Inc.
        Dallas Aerospace, Inc.
        Georgetown Jet Center, Inc.
        Matrix Aviation, Inc.
        NASAM Incorporated
        Professional Aviation Associates, Inc.
        Solair, Inc.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


   As a result of the disposition of certain subsidiaries (refer to Note 2 in the notes to consolidated financial statements), the operating results of the following operating subsidiaries were included in the accompanying consolidated financial statements until January 1998:

        Adams Industries, Inc.
        Aerospace Bearing Support, Inc.
        Aircraft Bearing Corporation
        BAI, Inc.
        Banner Distribution, Inc.
        Burbank Aircraft Supply, Inc.
        Harco, Inc.
        PacAero
        PB Herndon Aerospace, Inc.

   All significant intercompany accounts and transactions between the consolidated subsidiaries have been eliminated.

  Inventories

   Inventories consist of finished goods and are stated at the lower of cost or market. Banner's subsidiaries use various cost methods for inventory including specific identification and first-in, first-out ("FIFO").

  Deferred Loan Costs

   Deferred loan costs associated with various debt issues are being amortized over the terms of the related debt, based on the amount of outstanding debt, using the effective interest method. Amortization expense for these loan costs for fiscal 1998, 1997 and 1996 was $923, $948 and $589, respectively.

  Property, Plant and Equipment

   For financial reporting purposes, the policy of Banner is to provide for depreciation of property, plant and equipment, principally by the straight-line method, at annual rates sufficient to amortize the cost of the assets during their estimated useful lives. For tax purposes, Banner generally uses accelerated depreciation methods.

   Major classes of assets and their depreciable lives are as follows:

        Buildings and improvements.............................. 10-33 1/3 Years
        Machinery and equipment.................................      3-10 Years

   Maintenance and repair expenditures are charged to expense as incurred, and expenditures for significant improvements and major renewals are capitalized. The carrying amounts of assets which are sold or retired and the related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gains or losses are reflected in income. Such gains and losses were not significant in fiscal 1998, 1997 or 1996.

Long-Lived Assets

     In fiscal 1997, Banner adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. Banner reviews its long-lived assets, including property, plant and equipment,

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)

identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets Banner evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. Impairment is measured based on the difference between the carrying amount of the assets and fair value. The implementation of SFAS 121 did not have a material effect on Banner's consolidated results of operations.

  Fair Value of Financial Instruments

   Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract that imposes an obligation to deliver cash or other financial instruments to a second party. The carrying amounts of current assets and current liabilities in the accompanying financial statements approximate fair value due to the short maturity of these instruments. The carrying amount of investments are marked to market value. Long-term debt approximates fair value at March 31, 1998, as the debt bears a variable interest rate.

  Revenue Recognition

   Sales and related cost of sales are recognized primarily upon shipment of products and performance of services. Sales and related cost of sales on long-term contracts are recognized as products are delivered and services are performed, determined by the percentage of completion method based on the relationship of costs incurred to date to estimated total costs under the respective contracts. Lease revenue is recognized as earned.

  Amortization

   The amounts included in the accompanying consolidated balance sheets as "Cost in excess of net tangible assets of purchased businesses, net" are primarily amortized over 40 years. Amortization expense was $1,018, $912 and $575 in fiscal 1998, 1997 and 1996, respectively. Accumulated amortization at March 31, 1998 and 1997 was $4,290 and $7,637, respectively.

  Earnings Per Common Share

   Effective December 31, 1997, Banner adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). This statement replaces the previously reported primary and fully diluted earnings per common share with basic earnings per common share and diluted earnings per common share. Unlike primary earnings per common share, basic earnings per common share excludes any dilutive effects of stock options. All earnings per common share have been restated to conform to the requirements of SFAS 128.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


   Following is a reconciliation of the computations of basic earnings per common share and diluted earnings per common share for the years ended March 31, 1998 and 1997.

                                                                 For the Year
                                                                Ended March 31,
                                                                ---------------
                (In Thousands, Except Per Share Data)            1998    1997
                -------------------------------------           ------- -------
      Basic Earnings Per Common Share:
        Net income available to common shareholders............ $79,507 $ 7,453
        Weighted average shares outstanding....................  22,995  23,408
                                                                ------- -------
          Basic earnings per common share...................... $  3.46 $  0.32
                                                                ======= =======

      Diluted Earnings Per Common Share:
        Net income............................................. $81,541 $ 7,453
        Weighted average shares outstanding....................  22,995  23,408
        Incremental shares due to assumed conversion of
         preferred stock:......................................   2,975     --
        Incremental shares due to assumed exercise and
         repurchase of stock options...........................     363     265
                                                                ------- -------
                                                                 26,333  23,673
                                                                ------- -------
          Diluted earnings per common share.................... $  3.10 $  0.31
                                                                ======= =======

   Options to purchase 60,000 and 100,000 shares of common stock were outstanding, but were not included in the computation of diluted earnings per common share because the options' exercise price was greater than the average market price of common shares for the twelve months ended March 31, 1998 and 1997, respectively.

   Effective December 31, 1997, Banner adopted Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" ("FAS 129"). This statement establishes standards for disclosing information about an entity's capital structure. Banner's Preferred Stock pays annual dividends of additional Preferred Stock at 7.5% per annum of the liquidation value of $9.20 per share. Each share of Preferred Stock is convertible into one share of Common Stock at any time; however, all shares not previously converted will automatically be converted into Common Stock on the fifth anniversary of the date of initial issuance of the Preferred Stock (June 19, 2002). The Preferred Stock has no voting rights.

  Comprehensive Income

   Effective March 31, 1998, Banner adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements.

  Use of Estimates in the Preparation of Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


  Reclassifications

   Certain amounts in fiscal 1997 and 1996 have been reclassified to conform to the fiscal 1998 presentation.

  Recently Issued Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," and requires that a public company report certain information about its operating segments in annual and interim financial reports. Banner currently operates in only one reportable segment.

   In February 1998, FASB issued Statement of Financial Accounting Standards No. 132 ("SFAS 132"), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 revises and improves the effectiveness of current note disclosure requirements for employers' pension and other retiree benefits by requiring additional information to facilitate financial analysis and eliminating certain disclosures which are no longer useful. SFAS 132 does not address recognition or measurement issues. Banner will adopt SFAS 132 in fiscal 1999.

2. Dispositions:

   On January 13, 1998, Banner completed the disposition of substantially all of the assets and certain liabilities of its hardware companies and PacAero unit (the "Hardware Business") to two wholly-owned subsidiaries of AlliedSignal Inc. (the "Buyers") in exchange for unregistered shares of AlliedSignal Inc. common stock with an aggregate value equal to $369,000 (the "Hardware Business Disposition"). The determination of the number of AlliedSignal Inc. shares received by Banner was based on the average closing price of such stock on the New York Stock Exchange for a period of twenty days preceding the closing. The Hardware Business consisted of the following companies: Adams Industries, Inc., Aerospace Bearing Support, Inc., Aircraft Bearing Corporation, Banner Distribution, Inc., Burbank Aircraft Supply, Inc., Harco, Inc., PB Herndon Aerospace, Inc. (which collectively comprise Banner's hardware business), Banner Aerospace Services, Inc. (which transferred only those assets related to the Hardware Business) and PacAero. The purchase price received for the Hardware Business was based on the consolidated net worth as reflected on an estimated closing date balance sheet for the assets (and liabilities) conveyed by the Hardware Business to the Buyers. Such estimated closing date balance sheet is subject to review by the parties, and the purchase price will be adjusted (up or down) based on the net worth as reflected on the final closing date balance sheet. The assets transferred to the Buyers consist primarily of Banner's hardware business, which includes the distribution of bearings, nuts, bolts, screws, rivets and other types of fasteners, and its PacAero unit. Approximately $194,000 of the common stock received from the Buyers was used to repay outstanding term loans and a portion of the revolver balance of Banner's subsidiaries and related fees. The remaining investment in AlliedSignal Inc. common stock has been accounted for as an available-for-sale security. Banner effected the Hardware Business Disposition to concentrate its efforts on the rotables and jet engine businesses and because the Hardware Business Disposition presented a unique opportunity to realize a significant return. As a result of the Hardware Business Disposition and the repayment of outstanding term loans and a portion of the revolver balance, Banner recorded non-recurring income of $124,041 for the twelve months ended March 31, 1998.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


   On January 2, 1998, Banner disposed of BAI, Inc. ("BAI") through a stock purchase agreement. Banner did not realize a material gain on the transaction.

   The following unaudited pro forma table illustrate consolidated sales and operating income of Banner's operations, on a pro forma basis for the twelve months ended March 31, 1998, 1997 and 1996 to give effect to the disposition of substantially all of the assets and certain liabilities of the Hardware Business and BAI for the past three years. The unaudited pro forma consolidated financial information is based on the historical financial information of Banner for the twelve months ended March 31, 1998, 1997 and 1996. The unaudited pro forma consolidated financial information is presented for informational purposes only and is not necessarily indicative of what earnings and results of operations would have been had Banner disposed of the Hardware Business and BAI the beginning of the periods presented, nor is such information intended necessarily to be indicative of the future results of operations that may occur.

                  UNAUDITED SUPPLEMENTAL PRO FORMA INFORMATION

            FOR THE FISCAL YEARS ENDED MARCH 31, 1998, 1997 AND 1996
                                 (In Thousands)

                                                       1998     1997     1996
                                                     -------- -------- --------
Net sales........................................... $212,757 $162,737 $125,737
Cost of goods sold..................................  164,283  125,728   98,879
                                                     -------- -------- --------
Gross profit........................................   48,474   37,009   26,858
Selling, general and administrative.................   37,420   31,623   26,778
                                                     -------- -------- --------
Operating income.................................... $ 11,054 $  5,386 $     80
                                                     ======== ======== ========

3. Acquisitions:

   On January 16, 1997, Banner, through its subsidiary Dallas Aerospace, Inc., consummated the acquisition of PB Herndon Aerospace ("PB Herndon") by acquiring 100.0% of the outstanding stock of PB Herndon from the shareholders of PB Herndon ("Sellers"), effective October 1996. PB Herndon, located near St. Louis, Missouri, is a distributor of specialty fasteners and other aerospace related components. At closing, the cash purchase price of $14,700 was paid to the Sellers. The purchase price was based upon PB Herndon's net assets as of September 30, 1996 plus capital contributions made by the Sellers after August 31, 1996. In addition, Banner loaned $1,300 to PB Herndon to repay loans made from the Sellers to PB Herndon. To finance the acquisition of PB Herndon, Banner borrowed $16,000 under a subordinated loan agreement (refer to Note 7 in the notes to the consolidated financial statements) from RHI Holdings, Inc. ("RHI"), which is a wholly-owned subsidiary of Fairchild. This acquisition was accounted for Using the purchase method of accounting. The excess of the purchase price over the net tangible assets acquired was being amortized over 40 years. PB Herndon was one of Banner's subsidiaries divested as part of the Hardware Business Disposition (refer to Note 2 in the notes to the consolidated financial statements). The results of operations of PB Herndon have been included in the consolidated results from April 1, 1997 up to the closing of the Hardware Business Disposition.

   In March 1996, Banner acquired Harco, Inc. ("Harco") from Fairchild. Harco is an authorized stocking distributor of precision fasteners to the aerospace industry and is located in El Segundo, California. The acquisition of Harco was effected through the issuance of 5,386,477 shares of Banner's Common Stock in exchange for 100% of the outstanding shares of Harco. The issuance of Banner's Common Stock was based on an average price per share of $6.075 resulting in a total value of $32,723. This acquisition was accounted for

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)

using the purchase method of accounting as applied to simultaneous common control mergers. The excess of the purchase price over the net tangible assets acquired was being amortized over 40 years. Harco was one of Banner's subsidiaries divested as part of the Hardware Business Disposition (refer to Note 2 in the notes to consolidated financial statements). The results of operations of Harco have been included in the consolidated results as of March 1, 1996 up to the closing of the Hardware Business Disposition.

4. Notes Payable and Long-Term Debt:

   At March 31, 1998 and 1997, notes payable and long-term debt consisted of the following:

                                                           Weighted Average
                                                            Interest Rates
                                                           ----------------
                                           1998     1997     1998       1997
                                          ------- -------- --------   --------
   Senior Bank Loans:
    Term.................................  $      $114,350      9.3%       9.2%
    Revolver.............................  48,900   19,900      9.3%       9.2%
   Subordinated debt.....................      --   28,000      8.4%       8.4%
   Other debt............................      --    2,419      7.5%       7.0%
   Capital leases........................      --      780      8.2%       8.4%
                                          ------- -------- --------   --------
                                           48,900  165,449      9.3%       9.1%
                                                           ========   ========
   Less: Current maturities..............      --      301
                                          ------- --------
   Net long-term debt.................... $48,900 $165,148
                                          ======= ========

   On August 2, 1995, Banner entered into a credit agreement ("Credit Agreement") that provides for working capital and potential acquisitions. On July 1, 1996, Banner amended the Credit Agreement ("Amended and Restated Credit Agreement") to provide additional financing, as well as require that loans made to Banner will not exceed a defined borrowing base which is based upon a percentage of eligible accounts receivables and inventories. On December 12, 1996, Banner amended the Amended and Restated Credit Agreement ("Second Amended and Restated Credit Agreement") to provide additional financing and approve the incurrence of subordinated debt and certain acquisitions. On November 25, 1997, Banner amended the Second Amended and Restated Credit Agreement to provide additional financing. Immediately following this amendment, the facility under the Second Amended and Restated Credit Agreement included (i) a $55,000 six-year term loan ("Term Loan"); (ii) a $30,000 seven-year term loan ("Tranche B Loan"); (iii) a $40,000 six-year term loan ("Tranche C Loan"); and (iv) a $121,500 six-year revolving credit facility ("Revolver"). On January 13, 1998, the Hardware Business repaid the outstanding balances of the Term Loan Tranche B Loan and Tranche C Loan in conjunction with the Hardware Business Disposition.

   Based on Banner's financial performance, the Revolver bears interest at prime plus 1/4% to 1 1/4% or London Interbank Offered Rate ("LIBOR") plus 1 1/2% to 2 3/4% and is subject to a nonuse fee of 30 to 50 basis points of the unused availability. On March 31, 1998, Banner's performance level resulted in borrowings under the Revolver bearing interest at prime plus 1/4% and LIBOR plus 1 1/2% and a nonuse fee of 30 basis points for the quarter ending June 30, 1998. The Second Amended and Restated Credit Agreement contains certain financial and nonfinancial covenants which Banner is required to meet on a quarterly basis. The financial covenants include minimum net worth and minimum earnings levels, and minimum ratios of interest coverage, fixed charges and debt to earnings before interest, taxes, depreciation and amortization. Banner also has certain limitations on the incurrence of additional debt and has restrictions on dividends and distributions on the capital stock of Banner in that the aggregate amount of such dividends and distributions may not exceed

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)

$150 in any fiscal year. At March 31, 1998, Banner was in compliance with all covenants under the Second Amended and Restated Credit Agreement. Substantially all of Banner's assets are pledged as collateral under the Second Amended and Restated Credit Agreement.

   In September 1995, Banner entered into several interest rate hedge agreements ("Hedge Agreements") to manage its exposure to increases in interest rates on its floating rate debt. Banner entered into the Hedge Agreements with two of its major lenders to provide interest rate protection on $60,000 of debt for a period of five years. Effectively, the Hedge Agreements provide for a LIBOR cap of 7.0% if the 90 day LIBOR exceeds 7.0%. If the 90 day LIBOR drops below the LIBOR floor of 5.0%, Banner will be required to pay interest at a floor rate of approximately 6.0%. The above rates exclude any spread above LIBOR. No cash outlay was required as the cost of the cap was offset by the sale of the floor.

   In November 1996, Banner entered into an additional hedge agreement ("Additional Hedge Agreement") with one of its major lenders to provide interest rate protection on an additional $20,000 of debt for a period of three years. Effectively, the Additional Hedge Agreement provides for a cap of 7 1/4% if the 90 day LIBOR exceeds 7 1/4%. If the 90 day LIBOR drops below 5.0%, Banner will be required to pay interest at a floor rate of approximately 6.0%. No cash outlay was required to obtain the Additional Hedge Agreement as the cost of the cap was offset by the sale of the floor.

   Banner recognizes interest expense under the provisions of the Hedge Agreements and Additional Hedge Agreement based on the fixed rate. Banner is exposed to credit loss in the event of non-performance by the lenders, however, such non-performance is not anticipated.

   At March 31, 1998 and 1997, Banner had unused bank lines of credit aggregating $72,600 and $51,600, respectively. No cash balances were subject to withdrawal restrictions. At March 31, 1998 and 1997, Banner had outstanding letters of credit of $1,309 and $472, respectively.

   Other fiscal 1998 debt included an unsecured demand promissory note ("Promissory Note") from RHI which was repaid in June 1997 (refer to Note 7 in the notes to the consolidated financial statements) and a mortgage on the distribution center building located in Salt Lake City, Utah, which was repaid as part of the Hardware Business Disposition.

   Scheduled reductions in the availability under the Second Amended and Restated Credit Agreement is $48,900 in fiscal 2002.

   The debt that would otherwise be classified as a current liability in fiscal 1997 was subsequently repaid through an increase in the Revolver, which is not due until 2002. As such, the majority of the current payments are reflected as long-term debt in the accompanying consolidated balance sheets due to this refinancing strategy.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


5. Income Taxes:

   The components of income tax expense (benefit) for the fiscal years ended March 31, 1998, 1997 and 1996 were as follows:

                                                          1998    1997    1996
                                                         ------- ------  ------
     Current:
      Federal........................................... $ 2,842 $6,896  $3,261
      State.............................................     499  1,130     150
      Foreign...........................................     340    240     100
                                                         ------- ------  ------
                                                           3,681  8,266   3,511
                                                         ------- ------  ------
     Deferred:
      Federal...........................................  49,548 (3,296) (2,471)
      State.............................................   2,953    --      --
                                                         ------- ------  ------
                                                          52,501 (3,296) (2,471)
                                                         ------- ------  ------
        Total income tax expense........................ $56,182 $4,970  $1,040
                                                         ======= ======  ======

   The following is a reconciliation of the Federal income tax at the statutory rate to income tax expense (benefit) from operations for the fiscal years ended March 31, 1998, 1997 and 1996:

                                                         1998     1997   1996
                                                        -------  ------  ----
     Federal income tax at the statutory rate.......... $48,202  $4,348  $880
     Goodwill amortization.............................     345     318   200
     Foreign Sales Corporation.........................    (372)   (456) (200)
     State taxes.......................................    (175)   (353)  (51)
     Difference between book and tax basis of disposed
      subsidiaries                                        4,634     --    --
     Other, net........................................    (244)   (257)  (39)
                                                        -------  ------  ----
     Provision for income taxes........................ $52,390  $3,600  $790
                                                        =======  ======  ====

   The net deferred tax assets (liabilities) consisted of the following components at March 31, 1998 and 1997:

                                  1998     1997
                                --------  -------
     Deferred tax assets:
      Inventories.............  $         $ 5,432
      Capital loss............       354    2,787
      Accounts receivable.....     1,737    2,206
      Compensation............       603    1,036
      Other deferred tax
       assets, net............     3,042    2,888
                                --------  -------
     Total deferred tax
      assets..................     5,736   14,349
     Valuation reserve........             (2,787)
     Deferred tax liabilities:
      Difference between book
       and tax basis of
       investments............   (45,619)
      Inventories.............    (1,241)
      Other...................       (70)    (255)
                                --------  -------
     Total deferred tax
      liabilities.............   (46,930)    (255)
                                --------  -------
     Net deferred tax assets
      (liabilities)...........  $(41,194) $11,307
                                ========  =======

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


   Domestic income taxes, less available credits, are provided on the unremitted income of foreign subsidiaries and affiliated companies, to the extent that such earnings are intended to be repatriated. No domestic income taxes or foreign withholding taxes are provided on the undistributed earnings of foreign subsidiaries and affiliates, which are considered permanently invested, or which would be offset by allowable foreign tax credits. At March 31, 1998, the amount of domestic taxes payable upon distribution of such earnings was not significant.

6. Pensions:

   Banner and its subsidiaries have a defined contribution plan covering eligible employees. The majority of the benefits and current contributions are derived from an amount equal to a defined percentage of annual compensation or a defined percentage of operating profit. Pension expense for fiscal 1998, 1997 and 1996 was $656, $625 and $445, respectively.

   During fiscal 1995, Banner adopted a Supplemental Executive Retirement Plan (the "Plan") for the benefit of the executive officers which provides a retirement benefit based on final average earnings and years of service. The Plan provides a maximum retirement benefit equal to the difference between sixty percent of the participant's average base salary for the last five years of employment and the participant's primary Social Security benefit. The expense for the Plan was $210, $140 and $165 for fiscal 1998, 1997 and 1996, respectively.

7. Related Party Transactions:

   On May 23, 1997, Banner granted all of its stockholders certain rights to purchase Series A Convertible Paid-in-Kind Preferred Stock, $.01 par value. On June 19, 1997, Banner issued Fairchild 3,085,885 shares of Preferred Stock for $28,390 (refer to Note 14 in the notes to consolidated financial statements).

   Banner entered into a Stock Exchange Agreement with Fairchild, effective May 12, 1997, pursuant to which Banner could acquire Fairchild Scandinavian Bellyloading Company AB ("FSBC") from Fairchild in exchange for 230,000 shares of Common Stock initially. This transaction was approved by a special committee of the Board of Directors, and was approved by Banner's stockholders at a meeting on June 18, 1997. Under the terms of the Stock Exchange Agreement, Fairchild could terminate the agreement if it sold FSBC to a third party by reason of an unsolicited offer, but Fairchild would be obligated to pay Banner a reasonable termination fee and Banner's out-of-pocket expenses. On July 1, 1997, Fairchild exercised its option to terminate the Stock Exchange Agreement. As a result, Fairchild paid Banner a termination fee of $300 and out of pocket expenses of $447, and also agreed to allow Banner to participate equally in future royalties from FSBC, if any.

   On October 17, 1996, Banner borrowed $5,000 from RHI under an unsecured demand promissory note ("Promissory Note"). Under the terms of the Promissory Note, Banner could select interest periods up to six months with an interest rate during each such interest period determined at LIBOR plus the Applicable LIBOR Margin as defined in the Second Amended and Restated Credit Agreement, less 80 basis points. Banner had the ability to borrow and repay the Promissory Note at any time subject to restrictions under the Second Amended and Restated Credit Agreement. The Promissory Note was repaid in March 1997. Interest paid in fiscal 1997 to RHI totaled $156.

   On December 20, 1996, Banner entered into an unsecured subordinated loan agreement ("Subordinated Loan") with RHI. The purpose of the Subordinated Loan was to provide funds for acquisitions and any necessary future working capital requirements of the acquired companies. The Subordinated Loan bore interest at 10.0% per annum for the period commencing on the date of the initial draw and continuing for a period of

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)

six months from the initial draw date. Thereafter, the Subordinated Loan bore interest at 11.2% per annum. The principal and accrued interest were deferred until the maturity date of November 15, 2003, subject to certain acceleration in certain events specified in the Subordinated Loan. A commitment fee of 1.5% per annum for six months from the initial draw date, and 3.0% per annum thereafter, was accrued and payable on the last day of each month, based on the balance outstanding. As of March 31, 1997, Banner borrowed $28,000 under the Subordinated Loan, to fund the purchase of PB Herndon and other working capital requirements. The Subordinated Loan was repaid in June 1997 as a result of the Preferred Stock issuance. Interest paid to RHI from December 1996 to June 1997 totaled $1,047.

   Banner is a party to several agreements with Fairchild which provide for various methods of expense sharing related to combined sales and marketing efforts in foreign countries. For the fiscal year ended March 31, 1998, Banner had contributed less than $125 under these agreements. In addition, Fairchild and Banner would share commission income to the extent commissions exceed expenses. No such commissions have been received to date.

   Banner paid to Fairchild and its affiliates $1,530, $1,246 and $456 in fiscal 1998, 1997 and 1996, respectively, for various expenses such as rent, tax, legal and communication services. All services are and have been in the ordinary course of business and were included in selling, general and administrative expenses.

   Banner received $186 from Fairchild in fiscal 1998 for accounting support Banner provided Fairchild.

   Banner had sales of products to Fairchild of $220, $122 and $48 and purchases of products from Fairchild of $13,200, $9,384 and $5,522 in fiscal 1998, 1997 and 1996, respectively, all in the ordinary course of business.

8. Quarterly Financial Data (Unaudited):

   The following quarterly financial data has been prepared from the financial records of Banner without audit, and reflects all adjustments which, in the opinion of management, were of a normal recurring nature and necessary for a fair presentation of the results of operations for the interim periods presented.

                    FOR THE FISCAL YEAR ENDED MARCH 31, 1998

                                                Quarters Ended
                                 ---------------------------------------------
                                 June 30, September 30, December 31, March 31,
                                   1997       1997          1997       1998
                                 -------- ------------- ------------ ---------
   Net sales.................... $116,930   $122,914      $119,614    $60,865
   Gross profit.................   33,545     33,959        35,869     11,565
   Operating income.............    9,359      8,699         7,714      1,870
   Net income...................    3,249      3,024         2,023     73,245
   Basic earnings per common
    share....................... $   0.14   $   0.10      $   0.06    $  3.35
   Diluted earnings per common
    share....................... $   0.14   $   0.11      $   0.06    $  2.82

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


                    FOR THE FISCAL YEAR ENDED MARCH 31, 1997

                                                 Quarters Ended
                                  --------------------------------------------
                                   June
                                    30,   September 30, December 31, March 31,
                                   1996       1996          1996       1997
                                  ------- ------------- ------------ ---------
   Net sales..................... $94,276    $84,107      $96,986    $113,742
   Gross profit..................  25,202     25,593       26,312      32,963
   operating income..............   4,859      5,981        6,073       8,600
   Net income....................   1,317      1,664        1,613       2,859
   Basic earnings per common
    share........................ $  0.06    $  0.07      $  0.07    $   0.12
   Diluted earnings per common
    share........................ $  0.06    $  0.07      $  0.07    $   0.12

   Included in net income for the quarter ended March 31, 1998 is $124,041 of pre-tax non-recurring income from the Hardware Business Disposition.

9. Business Segments:

   Banner operates in only one reportable business segment in accordance with SFAS 14.

   Export sales by geographic area for the fiscal years ended March 31, 1998, 1997 and 1996 were as follows:

                                                        1998     1997    1996
                                                      -------- -------- -------
   Europe............................................ $ 52,817 $ 34,922 $29,797
   Asia (excluding Japan)............................   21,734   25,790  18,557
   Canada............................................   14,746   20,516  13,803
   Japan.............................................   10,473   15,672  13,006
   South America.....................................   10,211    4,013   3,950
   Australia.........................................    2,632    7,044   5,585
   Other.............................................    8,208    6,008   7,490
                                                      -------- -------- -------
                                                      $120,821 $113,965 $92,188
                                                      ======== ======== =======

   Operating margins attributable to foreign sales were not materially different from operating margins attributable to domestic sales.

10. Valuation and Qualifying Accounts and Reserves:

   Changes in the allowance for doubtful accounts for the fiscal years ended March 31, 1998, 1997 and 1996 were as follows:

                                                       1998     1997     1996
                                                      -------  -------  -------
   Beginning balance................................. $ 4,420  $ 3,257  $ 2,432
     Charged to expense..............................   1,328    2,009    1,990
     Write offs, net of recoveries...................    (109)  (1,046)  (1,438)
     Other(a)........................................  (2,758)     200      273
                                                      -------  -------  -------
     Ending balance.................................. $ 2,881  $ 4,420  $ 3,257
                                                      =======  =======  =======

  --------
  (a) Represents primarily the disposition of the allowance for doubtful accounts for subsidiaries disposed of as part of the Hardware Business Disposition in fiscal 1998, an accrual transferred to the allowance for doubtful accounts in fiscal 1997, and the allowance for doubtful accounts balance of Harco on the date of acquisition in fiscal 1996.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


11. Leases

   Banner leases certain of its facilities, equipment and engines under operating leases. The following represents future minimum operating lease commitments at March 31, 1998:

     1999..............................................................  $ 3,999
     2000..............................................................    3,691
     2001..............................................................    3,422
     2002..............................................................    2,702
     2003 and thereafter...............................................    1,871
                                                                         -------
                                                                         $15,685
                                                                         =======

   Total rental expense for the fiscal years ended March 31, 1998, 1997, and 1996 was $2,764, $4,455 and $2,993, respectively.

12. Contingencies:

   Banner is involved in various claims and lawsuits incidental to its operations. In the opinion of management, the ultimate resolution of these claims and lawsuits will not have a material adverse effect on the operating results or financial position of Banner. In addition, Banner is subject to certain guarantee provisions under the Delta Air Lines Procurement Program. Banner does not expect to incur any penalties, but this is uncertain.

13. Stock Options:

   Banner's Non-Qualified and Incentive Stock Option Plan (the "1990 Stock Option Plan"), adopted in August 1990, authorizes the granting of options at not less than the fair market value of the stock at the time of the granting of the options. On September 13, 1996, the stockholders approved an amendment to the 1990 Stock Option Plan to increase the number of shares of its common stock ("Common Stock") authorized to be issued under the 1990 Stock Option Plan and to extend the period under which options may be exercised. Banner has reserved for issuance two million shares of Common Stock under the 1990 Stock Option Plan. The option price is payable in cash or, with the approval of the stock option committee of the Board of Directors, in shares of Common Stock, valued at fair market value at the time of exercise. The 1990 Stock Option Plan terminates in the year 2000; however, all stock options outstanding as of August 2, 2000 shall continue to be exercisable pursuant to their terms under the 1990 Stock Option Plan, all options granted are for a term of seven years. Options granted on or before August 1, 1993 may be immediately exercisable and options granted subsequent to August 1, 1993 vest over a period of three to four years.

  On September 13, 1996, the stockholders approved the 1996 Non-Employee Director Stock Option Plan (the "NED Stock Option Plan"). Banner has reserved for issuance 150,000 shares of Common Stock under the NED Stock Option Plan which terminates in the year 2006. However, all stock options outstanding as of May 29, 2006 shall continue to be exercisable pursuant to their terms. The option price is payable in cash or, with the approval of the stock option committee of the Board of Directors, in shares of Common Stock, valued at fair market value at the time of exercise. All options are for a term of five years and vest immediately upon issuance of the grant. Each newly elected non-employee director shall be granted an option for 5,000 shares of Common Stock and on the date of each succeeding annual meeting, each non-employee director elected at such meeting shall be granted an option for 1,000 shares of Common Stock. On September 13, 1996, all eight non-employee directors were each granted an option for 5,000 shares of Common Stock. Stock options granted to non-employee directors prior to the approval of the NED Stock Option Plan were not granted under a formal stock option plan.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


   Stock option activity under the 1990 Stock Option Plan, the NED Stock Option Plan and non-employee director options granted outside a formal stock option plan is as follows:

                                 1998                1997               1996
                          ------------------- ------------------- ------------------
                                     Weighted            Weighted           Weighted
                                     Average             Average            Average
                                     Exercise            Exercise           Exercise
                           Shares     Price    Shares     Price    Shares    Price
                          ---------  -------- ---------  -------- --------  --------
Outstanding at beginning
 of year................  1,055,700   $5.82     696,700   $5.01    907,300   $5.20
  Granted...............    363,000   $8.18     407,250   $7.19    275,000   $4.88
  Exercised.............   (217,617)  $6.22     (26,833)  $5.16     (4,200)  $5.13
  Terminated............    (93,333)  $6.99     (21,417)  $6.17    (45,800)  $5.01
  Expired...............        --      --          --      --    (435,600)  $5.33
                          ---------           ---------           --------
Outstanding at end of
 year...................  1,107,750   $6.42   1,055,700   $5.82    696,700   $5.01
                          =========           =========           ========
Exercisable at end of
 year...................    606,854   $5.96     458,355   $5.44    221,819   $5.05
                          =========           =========           ========
Weighted average fair
 value of options
 granted................      $3.47               $3.15              $2.07
                          =========           =========           ========

   At March 31, 1998, 1,000,750 of the 1,107,750 options outstanding relate to the 1990 Stock Option Plan and have exercise prices between $4.88 and $9.88 per share, with a weighted average exercise price of $6.39 and a weighted average remaining contractual life of 5.4 years. Of these, 499,854 options were exercisable at March 31, 1998. The remaining 107,000 options relate to the NED Stock Option Plan and non-employee director options granted outside a formal stock option plan and have exercise prices between $4.63 and $10.63 per share, with a weighted average exercise price of $6.70 and a weighted average remaining contractual life of 3.5 years. All of these options were exercisable at March 31, 1998.

   In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), was issued. SFAS No. 123 is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 encourages companies to adopt the fair value method for compensation expenses recognition related to employee stock options. Existing accounting requirements of Accounting Principles Board Opinion No. 25 ("APB No. 25") use the intrinsic value method in determining compensation expense which represents the excess of the market price of the stock over the exercise price on the measurement date. Banner elected to remain under APB No. 25 rules for stock options, under which no compensation cost has been recognized, and is required to provide pro forma disclosures of what net income and earnings per share would have been had Banner adopted the new fair value method for recognition purposes. The following information is presented as if Banner had adopted SFAS No. 123 and restated its results for the fiscal years ended March 31, 1998, 1997 and 1996:

                                                           1998    1997   1996
                                                          ------- ------ ------
Net income:
  As reported............................................ $81,541 $7,453 $1,555
  Pro forma.............................................. $81,046 $7,119 $1,555
Basic earnings per common share:
  As reported............................................   $3.46  $0.32  $0.09
  Pro forma..............................................   $3.44  $0.31  $0.09
Diluted earnings per common share:
  As reported............................................   $3.10  $0.31  $0.09
  Pro forma..............................................   $3.08  $0.30  $0.09

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)

   For the above information, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 1998, 1997 and 1996: expected volatility of 37%, expected lives of 5 years, a risk free interest rate ranging from 5.8% to 7.2% and a zero expected dividend rate.

   Because the SFAS No. 123 method of accounting has not been applied to options granted prior to April 1, 1995, the above pro forma amounts may not be representative of the compensation costs to be expected in future years.

14. Equity Securities:

   Banner had 21,393,809 shares of Common Stock outstanding at March 31, 1998. During fiscal 1998, 217,617 shares of Common Stock were issued as a result of stock option exercises. In January 1998, Banner repurchased 2,246,967 shares of Common Stock for a total cost of $23,331. This amount has been recorded as Treasury Stock in the accompanying consolidated financial statements.

   In June 1997, Banner's shareholders approved the following changes to Banner's capital structure: (i) the total number of shares of capital stock which Banner has the authority to issue was increased from 30,000,000 to 60,000,000; (ii) the number of authorized shares of Banner's Common Stock was increased from 30,000,000 to 50,000,000; (iii) a new class of Preferred Stock, par value $.01 per share, was created, and Banner was given the authority to issue 10,000,000 shares of such Preferred Stock (collectively, the "Charter Amendments"). In May 1997, and in conjunction with the Charter Amendments, Banner issued rights to its existing shareholders pursuant to which each shareholder had the right to acquire one share of the newly established 7.5% convertible Preferred Stock for every 4.5 shares owned. On June 18, 1997, Banner received subscriptions for 3,710,955 shares of Preferred Stock of $34,100. The Preferred Stock is convertible into Common Stock on a one-to-one basis. In fiscal 1998, 3,549 shares of Preferred Stock had been converted to shares of Common Stock and 102,144 shares of Preferred Stock had been issued as Preferred Stock dividends. At March 31, 1998, 3,809,550 shares of Preferred Stock were outstanding.

15. Investments:

   Long-term investments at March 31, 1998 consist of 4,919,664 shares of AlliedSignal Inc. common stock classified as available-for-sale securities, received as a result of the Hardware Business Disposition. The twenty-day average closing price used to determine the number of shares of AlliedSignal Inc. common stock which Banner received at closing was $37.25. At March 31, 1998, the market value of the AlliedSignal Inc. stock had appreciated to $42.00 per share. The increase in the market value resulted in total appreciation of $23,400, which was recorded net of a tax provision of $9,100 in retained earnings as accumulated other comprehensive income. Short-term investments consisting of 184,000 shares of other common stock with a market value of $1.03 at March 31, 1998 and classified as trading securities were deemed impaired as of March 31, 1998 and resulted in a loss from impairment of $190. Net investment loss has been included in selling, general and administrative expenses in the consolidated income statement. There were neither investments nor investment income in 1996. A summary of investments held by Banner follows:

                                                    1998              1997
                                             ------------------ ----------------
                                             Aggregate          Aggregate
             Name of Issuer or                 Fair      Cost     Fair     Cost
             Type of Each Issue                Value    Basis     Value   Basis
-------------------------------------------- --------- -------- --------- ------
Short-term investments:
  Common stock.............................. $      0  $  1,966  $1,113   $1,992
Long-term investments:
  Common stock.............................. $206,626  $183,257  $    0   $    0

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                (In Thousands Of Dollars Except Per Share Data)


    Investment loss is summarized as follows:

                                                                1998    1997
                                                               ------  ------
Gross realized gain (loss) from sales......................... $   (3) $    0
Change in unrealized holding gain (loss) from trading
 securities:..................................................   (901)   (879)
Gross realized loss from impairments..........................   (190)      0
Dividend income...............................................    738       0
                                                               ------  ------
                                                               $(356)  $ (879)
                                                               ======  ======

16. Subsequent Events:

   On May 11, 1998, Fairchild commenced an offer to exchange (the "Exchange Offer"), for each properly tendered share of Common Stock of Banner, a number of shares of Fairchild's class A common stock, par value $0.10 per share, equal to the quotient of $12.50 divided by $20.675 up to a maximum of 4,000,000 shares of Banner's Common Stock. The Exchange Offer expired on June 9, 1998. Approximately 3,659,364 shares of Banner's Common Stock were validly tendered for exchange and Fairchild issued approximately 2,212,361 shares of Fairchild class A common stock to the tendering shareholders. As a result of the Exchange Offer, Fairchild's beneficial ownership of Banner's Common Stock increased to 83.3%.

   On December 31, 1998, the Company consummated the sale of its wholly owned subsidiary, Solair, Inc. ("Solair") to Kellstrom Industries, Inc. ("Kellstrom") for approximately $57,000 in cash and a warrant to purchase 300,000 shares of common stock of Kellstrom. The purchase price for Solair is based on the consolidated net worth of Solair as of the closing date, subject to certain adjustments. The Company estimates it will record an after tax loss of approximately $12,500 at December 31, 1998.

   On January 12, 1999, Banner received a letter from AlliedSignal making indemnification claims against Banner for $18.9 million in connection with the sale of the Banner Hardware Group to AlliedSignal on January 13, 1998. Although Banner believes that the amount of such asserted claim is far in excess of any amount that AlliedSignal is entitled to recover from Banner, Fairchild and Banner are in the process of reviewing such claims and are unable to predict the ultimate outcome of such matter.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                     SEPTEMBER 30, 1998 AND MARCH 31, 1998
                                 (In thousands)

                                     ASSETS

                                                       September 30, March 31,
                                                           1998        1998
                                                       ------------- ---------
                                                        (unaudited)
CURRENT ASSETS
 Marketable securities................................   $ 174,033   $     --
 Receivables, less allowances of $2,693 at September
  30, 1998 and $2,881 at March 31, 1998...............      33,153      48,046
 Inventories..........................................     149,577     122,236
 Other current assets.................................      19,574      29,741
                                                         ---------   ---------
                                                           376,337     200,023
                                                         ---------   ---------
PROPERTY, PLANT AND EQUIPMENT (AT COST)
 Land.................................................          15          15
 Buildings and improvements...........................       2,560       2,430
 Machinery and equipment..............................       8,863       8,056
                                                         ---------   ---------
                                                            11,438      10,501
 Accumulated depreciation.............................      (6,671)     (6,008)
                                                         ---------   ---------
                                                             4,767       4,493
                                                         ---------   ---------
OTHER ASSETS
 Investments..........................................      21,858     206,626
 Cost in excess of net tangible assets of purchased
  businesses, net.....................................      12,075      12,292
 Other................................................       1,605       1,776
                                                         ---------   ---------
                                                            35,538     220,694
                                                         ---------   ---------
   TOTAL ASSETS.......................................   $ 416,642   $ 425,210
                                                         =========   =========
CURRENT LIABILITIES
 Accounts payable.....................................   $  22,271   $  27,431
 Accrued salaries.....................................       1,803       2,568
 Other................................................      31,454      44,626
                                                         ---------   ---------
                                                            55,528      74,625
                                                         ---------   ---------
LONG-TERM LIABILITIES
 Long-term debt.......................................      97,500      48,900
 Deferred federal and state income tax................      25,174      41,194
 Other................................................       2,743       2,381
                                                         ---------   ---------
                                                           125,417      92,475
                                                         ---------   ---------
   TOTAL LIABILITIES..................................     180,945     167,100
                                                         ---------   ---------
STOCKHOLDERS' EQUITY
 Preferred stock, $0.01 par value per share, 10,000
  shares authorized, 4,100 shares issued and
  outstanding at September 30, 1998 and 3,810 shares
  issued and outstanding at March 31, 1998............          41          38
 Common stock, $1.00 par value per share, 50,000
  shares authorized, 23,730 shares issued, 21,483
  outstanding at September 30, 1998 and 23,642 shares
  issued, 21,395 shares outstanding at
  March 31, 1998......................................      23,730      23,642
 Less: treasury stock at cost, 2,247 shares held in
  treasury at September 30, 1998 and March 31, 1998...     (23,331)    (23,331)
 Paid-in capital......................................     152,292     150,460
 Retained earnings....................................      93,746      93,046
 Cumulative other comprehensive income................     (10,781)     14,255
                                                         ---------   ---------
   TOTAL STOCKHOLDERS' EQUITY.........................     235,697     258,110
                                                         ---------   ---------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.........   $ 416,642   $ 425,210
                                                         =========   =========

The accompanying notes to summarized financial information are an integral part of these consolidated balance sheets.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

            FOR THE SIX (6) MONTHS ENDED SEPTEMBER 30, 1998 AND 1997
                     (In thousands, except per share data)

  The consolidated income statements for the six (6) months ended September 30, 1998 and 1997 are not necessarily indicative of the results to be expected for the full year and are subject to audit at year end.

                                                     For the Six Months Ended
                                                           September 30,
                                                     --------------------------
                                                         1998          1997
                                                     ------------  ------------
                                                            (unaudited)
                                                            -----------
Net sales..........................................  $    105,566  $    239,844
Cost of goods sold.................................        83,138       172,340
                                                     ------------  ------------
  GROSS PROFIT.....................................        22,428        67,504
Selling, general and administrative expenses.......        19,013        49,446
                                                     ------------  ------------
  OPERATING INCOME.................................         3,415        18,058
Investment income..................................         2,570           --
Interest expense, net..............................         3,261         7,777
                                                     ------------  ------------
  INCOME BEFORE TAXES..............................         2,724        10,281
Provision for taxes................................           660         4,010
                                                     ------------  ------------
  NET INCOME.......................................  $      2,064  $      6,271
                                                     ============  ============
Preferred stock dividends..........................         1,364           689
                                                     ------------  ------------
  NET INCOME AVAILABLE FOR COMMON SHAREHOLDERS.....  $        700  $      5,582
                                                     ============  ============
Basic earnings per common share....................  $       0.03  $       0.24
                                                     ============  ============
Diluted earnings per common share..................  $       0.03  $       0.23
                                                     ============  ============
Weighted average number of common shares--basic....        21,444        23,428
                                                     ============  ============
Weighted average number of common shares--diluted..        21,856        23,797
                                                     ============  ============
Net income.........................................  $      2,064  $      6,271
Other comprehensive income (loss):
Unrealized loss on available-for-sale securities,
 net of tax benefit of $16,006.....................       (25,036)          --
                                                     ------------  ------------
Comprehensive income (loss)........................  $    (22,972) $      6,271
                                                     ============  ============


The accompanying notes to summarized financial information are an integral part of these consolidated income statements.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

           FOR THE THREE (3) MONTHS ENDED SEPTEMBER 30, 1998 AND 1997
                     (In thousands, except per share data)

  The consolidated income statements for the three (3) months ended September 30, 1998 and 1997 are not necessarily indicative of the results to be expected for the full year and are subject to audit at year end.

                                                   For the Three Months Ended
                                                          September 30,
                                                   ----------------------------
                                                       1998           1997
                                                   -------------  -------------
                                                           (unaudited)
                                                           -----------
Net sales........................................  $      50,528  $     122,914
Cost of goods sold...............................         39,341         88,955
                                                   -------------  -------------
  GROSS PROFIT...................................         11,187         33,959
Selling, general and administrative expenses.....          9,467         25,260
                                                   -------------  -------------
  OPERATING INCOME...............................          1,720          8,699
Investment income................................          1,832            --
Interest expense, net............................          1,932          3,745
                                                   -------------  -------------
  INCOME BEFORE TAXES............................          1,620          4,954
Provision for taxes..............................            410          1,930
                                                   -------------  -------------
  NET INCOME.....................................  $       1,210  $       3,024
                                                   =============  =============
Preferred stock dividends........................            695            640
                                                   -------------  -------------
  NET INCOME AVAILABLE FOR COMMON SHAREHOLDERS...  $         515  $       2,384
                                                   =============  =============
Basic earnings per common share..................  $        0.02  $        0.10
                                                   =============  =============
Diluted earnings per common share................  $        0.02  $        0.10
                                                   =============  =============
Weighted average number of common shares--basic..         21,458         23,428
                                                   =============  =============
Weighted average number of common shares--
 diluted.........................................         21,842         23,923
                                                   =============  =============
Net income.......................................  $       1,210  $       3,024
Other comprehensive income (loss):
Unrealized loss on available-for-sale securities,
 net of tax benefit of $20,606...................        (32,231)           --
                                                   -------------  -------------
Comprehensive income (loss)......................  $     (31,021) $       3,024
                                                   =============  =============


The accompanying notes to summarized financial information are an integral part of these consolidated income statements.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

            FOR THE SIX (6) MONTHS ENDED SEPTEMBER 30, 1998 AND 1997
                                 (In thousands)

                                                               For the Six
                                                              Months Ended
                                                              September 30,
                                                            ------------------
                                                              1998      1997
                                                            --------  --------
                                                               (unaudited)
CASH FLOWS (USED FOR) OPERATING ACTIVITIES
Net income................................................  $  2,064  $  6,271
Adjustments to reconcile net income to net cash (used for)
 operating activities--
  Depreciation and amortization...........................     1,058     2,749
  Change in receivables...................................    14,893   (21,017)
  Change in inventories...................................   (27,341)  (21,378)
  Change in payables and accrued liabilities..............   (19,097)    3,444
  Change in other accounts................................    10,488    (1,079)
                                                            --------  --------
    Net cash (used for) operating activities..............   (17,935)  (31,010)
                                                            --------  --------
CASH FLOWS (USED FOR) INVESTING ACTIVITIES
Acquisition of investment securities......................   (30,306)      --
Acquisition of property, plant and equipment..............      (919)   (2,557)
                                                            --------  --------
    Net cash (used for) investing activities..............   (31,225)   (2,557)
                                                            --------  --------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
Net borrowings of revolver................................    48,600    31,600
Repayment of subordinated loan............................       --    (28,000)
Repayment of term loan....................................       --     (3,850)
Repayments on other debt..................................       --       (154)
Issuance of preferred stock...............................       --     33,877
Exercise of stock options.................................       560        94
                                                            --------  --------
    Net cash provided by financing activities.............    49,160    33,567
                                                            --------  --------
NET CHANGE IN CASH........................................       --        --
CASH, BEGINNING OF PERIOD.................................       --        --
                                                            --------  --------
CASH, END OF PERIOD.......................................  $    --   $    --
                                                            ========  ========

The accompanying notes to summarized financial information are an integral part of these
                     consolidated statements of cash flows.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                   NOTES TO SUMMARIZED FINANCIAL INFORMATION

                          SEPTEMBER 30, 1998 AND 1997
           (In thousands, except share data, unless otherwise noted)

  The information furnished in this Form 10-Q for the interim period ended September 30, 1998 reflects all adjustments which are, in the opinion of management, of a normal recurring nature and are necessary to present a fair statement of the results for the interim period. The condensed financial information included herein has been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted. Although the Company believes that the following disclosures are adequate to make the information presented not misleading, it is suggested that this condensed financial information be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Form 10-K for the fiscal year ended March 31, 1998.

(1) Significant Accounting and Reporting Policies

 Organization

  Prior to an initial public offering on August 1, 1990, Banner Aerospace, Inc. (the "Company") was a wholly-owned subsidiary of The Fairchild Corporation ("Fairchild"). As a result of the initial public offering, Fairchild's indirect beneficial ownership of the Company's Common Stock was reduced from 100.0% to 47.2%. However, as a result of the additional shares of the Company's Common Stock issued in connection with the acquisition of Harco, Inc. in fiscal 1996, Fairchild became the majority owner of the Company and owned 59.3% of the Company's Common Stock as of March 31, 1997. In January 1998, the Company repurchased 2,246,967 shares of its own Common Stock for a total cost of $23,331, which increased Fairchild's ownership to 66.3% as of March 31, 1998. On June 9, 1998, Fairchild completed an Exchange Offer pursuant to which it acquired 3,659,424 shares of the Company's Common Stock in exchange for shares of Fairchild Class A common stock (the "Exchange Offer"). As a result of the Exchange Offer, Fairchild's beneficial ownership of the Company's Common Stock increased to 8.2% (refer to Note 6 in the notes to summarized financial information). Fairchild's current beneficial ownership is approximately 85.4%

 Description of the Business

  The Company is an international supplier to the aerospace industry, distributing a wide range of aircraft parts and related support services. The Company's products are divided into two product groups: rotables and engines. The Company's hardware product group, which included bearings, nuts, bolts, screws, rivets and other types of fasteners, was disposed of as part of a business combination completed on January 13, 1998 (refer to Note 5 in the notes to summarized financial information). Rotables include flight data recorders, radar and navigation systems, instruments, landing gear and hydraulic and electrical components. Engines include jet engines, engine parts and engine leasing for use on both narrow and wide body aircraft and smaller engines for corporate and commuter aircraft. The Company provides a number of services such as immediate shipment of parts in aircraft on ground ("AOG") situations and customer tailored inventory management programs. The Company also provides both long-term and short-term engine leasing services to commercial airlines and air cargo carriers. Through its subsidiaries, the Company sells its products in the United States and abroad to most of the world's commercial airlines and air cargo carriers, as well as other distributors, fixed-base operations, corporate aircraft operators and other aerospace and non-aerospace companies.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1998 AND 1997
           (In thousands, except share data, unless otherwise noted)


 Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(2) Earnings Per Common Share

   Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings per Share" (SFAS 128). This statement replaces the previously reported primary and fully diluted earnings per common share with basic earnings per common share and diluted earnings per common share. Unlike primary earnings per common share, basic earnings per common share excludes any dilutive effects of stock options. All earnings per common share have been restated to conform to the requirements of SFAS 128.

   The following is a reconciliation of the computations of basic earnings per common share and diluted earnings per common share for the six and three months ended September 30, 1998 and 1997.

                                                     For the Six Months Ended
                                                           September 30,
                                                     -------------------------
                                                         1998         1997
                                                     ------------ ------------
                                                     (In thousands, except per
                                                            share data)
     Basic earnings per common share:
     Net income available for common shareholders... $        700 $      5,582
     Weighted average shares outstanding............       21,444       23,428
     Basic earnings per common share................ $       0.03 $       0.24
                                                     ============ ============
     Diluted earnings per common share:
     Net income available for common shareholders... $        700 $      5,582
     Weighted average shares outstanding............       21,444       23,428
     Incremental shares due to assumed exercise and
      repurchase of stock options...................          412          369
                                                     ------------ ------------
                                                           21,856       23,797
                                                     ------------ ------------
     Diluted earnings per common share.............. $       0.03 $       0.23
                                                     ============ ============

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1998 AND 1997
           (In thousands, except share data, unless otherwise noted)


   Preferred Stock totaling 4,100,305 and 3,710,955 shares as of September 30, 1998 and 1997, respectively, that are convertible into Common Stock at a one-to-one ratio have been excluded from the calculation of diluted earnings per common share for the six months ended September 30, 1998 and 1997, respectively, as the effects would be antidilutive. In addition, outstanding stock options to purchase 135,000 and 40,000 shares of Common Stock as of September 30, 1998 and 1997, respectively, were not included in the computation of diluted earnings per common share for the six months ended September 30, 1998 and 1997, respectively, because the exercise price was greater than the average market price of common shares for the period.

                                                     For the Six Months Ended
                                                           September 30,
                                                     -------------------------
                                                         1998         1997
                                                     ------------ ------------
                                                     (In thousands, except per
                                                            share data)
     Basic earnings per common share:
     Net income available for common shareholders... $        515 $      2,384
     Weighted average shares outstanding............       21,458       23,428
     Basic earnings per common share................ $       0.02 $       0.10
                                                     ============ ============
     Diluted earnings per common share:
     Net income available for common shareholders... $        515 $      2,384
     Weighted average shares outstanding............       21,458       23,428
     Incremental shares due to assumed exercise and
      repurchase of stock options...................          384          495
                                                     ------------ ------------
                                                           21,842       23,923
                                                     ------------ ------------
     Diluted earnings per common share.............. $       0.02 $       0.10
                                                     ============ ============

   Preferred Stock totaling 4,100,305 and 3,710,955 shares as of September 30, 1998 and 1997, respectively, that are convertible into Common Stock at a one-to-one ratio have been excluded from the calculation of diluted earnings per common share for the three months ended September 30, 1998 and 1997, respectively, as the effects would be antidilutive. In addition, outstanding stock options to purchase 140,000 shares of Common Stock as of September 30, 1998 were not included in the computation of diluted earnings per common share for the three months ended September 30, 1998, because the exercise price was greater than the average market price of common shares for the period.

   Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 129 "Disclosure of Information about Capital Structure" (SFAS 129). This statement establishes standards for disclosing information about an entity's capital structure. The Company's Preferred Stock pays annual dividends of additional Preferred Stock at 7.5% per annum of the liquidation value of $9.20 per share. Each share of Preferred Stock is convertible into one share of Common Stock at any time; however, all shares not previously converted will automatically be converted into Common Stock on the fifth anniversary of the date of initial issuance of the Preferred Stock (June 19, 2002). The Preferred Stock has no voting rights. Preferred Stock issued and outstanding at September 30, 1998 includes 148,204 shares related to the semi-annual stock dividend declared on September 18, 1998 and payable on October 31, 1998. The additional shares of Preferred Stock are included as of September 30, 1998 to provide the retroactive effect in the balance sheet and diluted earnings per common share computation.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1998 AND 1997
           (In thousands, except share data, unless otherwise noted)


(3) Credit Agreement

   On August 2, 1995, the Company entered into a credit agreement ("Credit Agreement") that provides for working capital and potential acquisitions. On July 1, 1996, the Company amended the Credit Agreement ("Amended and Restated Credit Agreement") to provide additional financing, as well as require that loans made to the Company will not exceed a defined borrowing base which is based upon a percentage of eligible accounts receivables and inventories. On December 12, 1996, the Company amended the Amended and Restated Credit Agreement ("Second Amended and Restated Credit Agreement") to provide additional financing and approve the incurrence of subordinated debt and certain acquisitions. On November 25, 1997, the Company amended the Second Amended and Restated Credit Agreement to provide additional financing. Immediately following this amendment, the facility under the Second Amended and Restated Credit Agreement included (i) a $55,000 six-year term loan ("Term Loan"); (ii) a $30,000 seven-year term loan ("Tranche B Loan"); (iii) a $40,000 six-year term loan ("Tranche C Loan"); and (iv) a $121,500 six-year revolving credit facility ("Revolver"). On January 13, 1998, the Company repaid the outstanding balances of the Term Loan, Tranche B Loan and Tranche C Loan in conjunction with the Hardware Business Disposition (refer to Note 5 in the notes to summarized financial information).

   Based on the Company's financial performance, the Revolver bears interest at prime plus 1/4% to 1 1/4% or London Interbank Offered Rate ("LIBOR") plus 1 1/2% to 2 3/4% and is subject to a nonuse fee of 30 to 50 basis points of the unused availability. On September 30, 1998, the Company's performance level resulted in borrowings under the Revolver bearing interest at prime plus 1/4% and LIBOR plus 1 1/2% and a nonuse fee of 30 basis points for the quarter ending December 31, 1998. The Second Amended and Restated Credit Agreement contains certain financial and nonfinancial covenants which the Company is required to meet on a quarterly basis. The financial covenants include minimum net worth and minimum earnings levels, and minimum ratios of interest coverage, fixed charges and debt to earnings before interest, taxes, depreciation and amortization. The Company also has certain limitations on the incurrence of additional debt, and has restrictions that limit dividends and distributions on the capital stock of the Company to an aggregate of $150 in any fiscal year. At September 30, 1998, the Company was in compliance with all covenants under the Second Amended and Restated Credit Agreement. Substantially all of the Company's assets are pledged as collateral under the Second Amended and Restated Credit Agreement.

   In September 1995, the Company entered into several interest rate hedge agreements ("Hedge Agreements") to manage its exposure to increases in interest rates on its floating rate debt. The Company entered into the Hedge Agreements with two of its major lenders to provide interest rate protection on $60,000 of debt for a period of five years. Effectively, the Hedge Agreements provide for a LIBOR cap of 7.0% if the 90 day LIBOR exceeds 7.0%. If the 90 day LIBOR drops below the LIBOR floor of 5.0%, the Company will be required to pay interest at a floor rate of approximately 6.0%. The above rates exclude any spread above LIBOR. No cash outlay was required as the cost of the cap was offset by the sale of the floor.

   In November 1996, the Company entered into an additional hedge agreement ("Additional Hedge Agreement") with one of its major lenders to provide interest rate protection on an additional $20,000 of debt for a period of three years. Effectively, the Additional Hedge Agreement provides for a cap of 7 1/4% if the 90 day LIBOR exceeds 7 1/4%. If the 90 day LIBOR drops below 5.0%, the Company will be required to pay interest at a floor rate of approximately 6.0%. No cash outlay was required to obtain the Additional Hedge Agreement as the cost of the cap was offset by the sale of the floor.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1998 AND 1997
           (In thousands, except share data, unless otherwise noted)


(4) Stock Options

   The Company's Non-Qualified and Incentive Stock Option Plan (the "1990 Stock Option Plan"), adopted in August 1990, authorizes the granting of options at not less than the fair market value of the stock at the time of the granting of the options. On September 13, 1996, the stockholders approved an amendment to the 1990 Stock Option Plan to increase the number of shares of its common stock ("Common Stock") authorized to be issued under the 1990 Stock Option Plan and to extend the period under which options may be exercised. The Company has reserved for issuance two million shares of Common Stock under the 1990 Stock Option Plan. The option price is payable in cash or, with the approval of the compensation and stock option committee of the Board of Directors, in shares of Common Stock, valued at fair market value at the time of exercise. The 1990 Stock Option Plan terminates in the year 2000; however, all stock options outstanding as of August 2, 2000 continue to be exercisable pursuant to their terms. Under the 1990 Stock Option Plan, all options granted are for a term of seven years. Options granted on or before August 1, 1993 are immediately exercisable and options granted subsequent to August 1, 1993 vest over a period of three to four years.

   On September 13, 1996, the stockholders approved the 1996 Non-Employee Director Stock Option Plan (the "NED Stock Option Plan"). The Company has reserved for issuance 150,000 shares of Common Stock under the NED Stock Option Plan which terminates in the year 2006. However, all stock options outstanding as of May 29, 2006 shall continue to be exercisable pursuant to their terms. The option price is payable in cash or, with the approval of the compensation and stock option committee of the Board of Directors, in shares of Common Stock, valued at fair market value at the time of exercise. All options are for a term of five years and vest immediately upon issuance of the grant. Each newly elected non-employee director shall be granted an option for 5,000 shares of Common Stock and on the date of each succeeding annual meeting, each non-employee director elected at such meeting shall be granted an option for 1,000 shares of Common Stock.

   Stock option activity under the 1990 Stock Option Plan, the NED Stock Option Plan and non-employee director options granted prior to the approval of the NED Stock Option Plan for fiscal year 1999 is as follows:

                                                                        Weighted
                                                                        average
                                                                        exercise
                                                              Shares     price
                                                             ---------  --------
     Outstanding at March 31, 1998.......................... 1,107,750   $ 6.42
     Granted................................................   149,750   $11.59
     Exercised..............................................   (89,033)  $ 6.29
     Terminated.............................................   (29,750)  $ 8.27
                                                             ---------   ------
     Outstanding at September 30, 1998...................... 1,138,717   $ 7.06
                                                             =========   ======

   At September 30, 1998, 1,087,717 of the 1,138,717 options outstanding were issued under the 1990 Stock Option Plan and have exercise prices between $4.88 and $11.81 per share. The remaining 51,000 options were issued under the NED Stock Option Plan, or are non-employee director options granted prior to the approval of the NED Stock Option Plan, and have exercise prices between $8.13 and $10.63 per share.

(5) Dispositions

   On January 13, 1998, the Company completed the disposition of substantially all of the assets and certain liabilities of its hardware companies and PacAero unit (the "Hardware Business") to two wholly-owned

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1998 AND 1997
           (In thousands, except share data, unless otherwise noted)

subsidiaries of AlliedSignal Inc. (the "Buyers") in exchange for unregistered shares of AlliedSignal Inc. common stock with an aggregate value equal to $369,000 (the "Hardware Business Disposition"). The determination of the number of AlliedSignal Inc. shares received by the Company was based on the average closing price of such stock on the New York Stock Exchange for a period of twenty days preceding the closing. The Hardware Business consisted of the following companies: Adams Industries, Inc., Aerospace Bearing Support, Inc., Aircraft Bearing Corporation, Banner Distribution, Inc., Burbank Aircraft Supply, Inc., Harco, Inc., PB Herndon Aerospace, Inc. (which collectively comprise the Company's Hardware Business), Banner Aerospace Services, Inc. (which transferred only those assets related to the Hardware Business) and PacAero. The purchase price received for the Hardware Business was based on the consolidated net worth as reflected on an estimated closing date balance sheet for the assets (and liabilities) conveyed by the Hardware Business to the Buyers. In fiscal 1999, the final closing date balance sheet was completed with no change in purchase price proceeds. The assets transferred to the Buyers consisted primarily of the Company's Hardware Business, which included the distribution of bearings, nuts, bolts, screws, rivets and other types of fasteners, and its PacAero unit. Approximately $194,000 of the common stock received from the Buyers was used to repay outstanding term loans and a portion of the revolver balance of the Company's subsidiaries, and related fees. The remaining investment in AlliedSignal Inc. common stock has been accounted for as a current available-for-sale security at September 30, 1998 (previously classified as non-current) and the Company recorded in stockholders' equity unrealized holding losses since inception of $5.6 million or $1.14 per share, net of tax benefits, from the decline in the market value of the AlliedSignal Inc. common stock since January 13, 1998. The Company effected the Hardware Business Disposition to concentrate its efforts on the rotables and jet engine businesses and because the Hardware Business Disposition presented a unique opportunity to realize a significant return. As a result of the Hardware Business Disposition and the repayment of outstanding term loans and a portion of the revolver balance, the Company recorded non-recurring income of $124,041 for the twelve months ended March 31, 1998.

   On January 2, 1998, the Company disposed of BAI, Inc. ("BAI") through a stock purchase agreement. The Company did not realize a material gain on the transaction.

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1998 AND 1997
           (In thousands, except share data, unless otherwise noted)


   The following unaudited pro forma table illustrates consolidated net sales, operating income, net income, net income available for common shareholders and earnings per common share of the Company's operations, on a pro forma basis for the six and three months ended September 30, 1997 to give effect to the Hardware Business Disposition and the disposition of BAI. The unaudited pro forma consolidated financial information is based on the historical financial information of the Company for the six and three months ended September 30, 1997. The unaudited pro forma consolidated financial information is presented for informational purposes only and is not necessarily indicative of what earnings and results of operations would have been had the Hardware Business Disposition and the disposition of BAI occurred at the beginning of the period presented, nor is such information intended necessarily to be indicative of the future results of operations that may occur.

                  Unaudited Supplemental Pro Forma Information

                                                     For the Six  For the Three
                                                     Months Ended Months Ended
                                                      September   September 30,
                                                       30, 1997       1997
                                                     ------------ -------------
                                                     (In thousands, except per
                                                            share data)
     Net sales......................................   $109,977      $56,435
                                                       ========      =======
     Operating income...............................   $  5,464      $ 2,701
                                                       ========      =======
     Net income.....................................   $  3,283      $ 1,621
                                                       ========      =======
     Net income available for common shareholders...   $  2,594      $   981
                                                       ========      =======
     Earnings per common share basic................   $   0.11      $  0.04
                                                       ========      =======

6) Related Party Transactions

   On July 7, 1998, the Company's Board of Directors announced its approval of the purchase by the Company of up to 2.5 million shares of class A common stock of Fairchild through open market purchases. The purchases by the Company will be made from time to time depending on the market price of Fairchild stock, and may be subject to the requirement of obtaining the consent of the Company's senior lenders. Shares of Fairchild stock purchased by the Company may not be sold unless they are registered on a registration statement (or are sold pursuant to any applicable exemption under securities laws). The Company has the right to demand that Fairchild register such shares in order for the Company to sell them. During the three month period ended September 30, 1998, the Company purchased 940,800 shares of Fairchild stock at an average purchase price of $19.83. As of November 6, 1998, the Company had purchased 1,246,400 shares of Fairchild stock at an average purchase price of $17.79. At September 30, 1998, such shares were treated as non-current available-for-sale securities and the Company recorded in stockholders' equity unrealized holding losses since inception of $3.3 million, net of tax benefits, from the decline in the market value of the Fairchild stock.

   On May 11, 1998, Fairchild commenced an offer to exchange (the "Exchange Offer"), for each properly tendered share of Common Stock of the Company, a number of shares of Fairchild's class A common stock, par value $0.10 per share, equal to the quotient of $12.50 divided by $20.675 up to a maximum of 4,000,000 shares of the Company's Common Stock. The Exchange Offer expired on June 9, 1998. As such, 3,659,424 shares of the Company's Common Stock were validly tendered for exchange and Fairchild issued 2,212,469 shares of Fairchild class A common stock to the tendering shareholders. As a result of the Exchange Offer,

                    BANNER AEROSPACE, INC. AND SUBSIDIARIES

                          SEPTEMBER 30, 1998 AND 1997
           (In thousands, except share data, unless otherwise noted)

Fairchild's beneficial ownership of the Company's Common Stock increased to 83.2%. Fairchild's current beneficial ownership is approximately 85.4%

   On May 23, 1997, the Company granted all of its stockholders certain rights to purchase Series A Convertible Paid-in-Kind Preferred Stock, $.01 par value. On June 19, 1997, the Company issued Fairchild 3,085,885 shares of Preferred Stock for $28,390.

   The Company entered into a Stock Exchange Agreement with Fairchild, effective May 12, 1997, pursuant to which the Company could acquire Fairchild Scandinavian Bellyloading Company AB ("FSBC") from Fairchild in exchange for 230,000 shares of Common Stock initially. This transaction was approved by a special committee of the Board of Directors, and was approved by the Company's stockholders at a meeting on June 18, 1997. Under the terms of the Stock Exchange Agreement, Fairchild could terminate the agreement if it sold FSBC to a third party by reason of an unsolicited offer, but Fairchild would be obligated to pay the Company a reasonable termination fee and the Company's out-of-pocket expenses. On July 1, 1997, Fairchild exercised its option to terminate the Stock Exchange Agreement. As a result, Fairchild paid the Company a termination fee of $300 and out of pocket expenses of $447, and also agreed to allow the Company to participate equally in future royalties from FSBC, if any. For the six months ended September 30, 1998, the Company recorded royalty income from FSBC of $202.

   On December 20, 1996, the Company entered into an unsecured subordinated loan agreement ("Subordinated Loan") with RHI Holdings, Inc. ("RHI"), which is a wholly-owned subsidiary of Fairchild. The purpose of the Subordinated Loan was to provide funds for acquisitions and working capital requirements of the acquired companies. The Subordinated Loan bore interest at 10.0% per annum for the period commencing on the date of the initial draw and continuing for a period of six months from the initial draw date. Thereafter, the Subordinated Loan bore interest at 11.2% per annum. The principal and accrued interest were deferred until the maturity date of November 15, 2003, subject to acceleration in certain events specified in the Subordinated Loan. A commitment fee of 1.5% per annum for six months from the initial draw date, and 3.0% per annum thereafter, was accrued and payable on the last day of each month, based on the balance outstanding. As of March 31, 1997, the Company borrowed $28,000 under the Subordinated Loan, to fund the purchase of PB Herndon Aerospace, Inc. and other working capital requirements. The Subordinated Loan was repaid in June 1997 as a result of the Preferred Stock issuance. Interest paid to RHI from December 1996 to June 1997 totaled $1,047.

7) Subsequent Event

   In November 1998, the Company committed to repurchase 606,822 shares of its convertible Preferred Stock (refer to Note 2 in the Notes to Summarized Financial Information) from an existing shareholder. The aggregate purchase price to be paid by the Company is approximately $4.7 million, or $7.75 per share. The Company's obligation under this commitment is conditioned upon the Board of Director's consent and consent from the Company's senior lenders. The closing date of such transaction is expected to be November 16, 1998.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                                      APPENDIX A


                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                           THE FAIRCHILD CORPORATION,

                                   MTA, INC.

                                      AND

                             BANNER AEROSPACE, INC.

                                JANUARY 11, 1999




--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               Table of Contents

                                                                            Page
                                                                            ----
                                    ARTICLE I
                                     MERGER
 1.1   The Merger.........................................................  A-1
 1.2   Filing.............................................................  A-1
 1.3   Effective Time of the Merger.......................................  A-1
                                   ARTICLE II
                      CERTIFICATE OF INCORPORATION; BY-LAWS
 2.1   Certificate of Incorporation.......................................  A-2
 2.2   By-Laws............................................................  A-2
 2.3   Directors..........................................................  A-2
 2.4   Officers...........................................................  A-2
                                   ARTICLE III
                              CONVERSION OF SHARES
 3.1   Banner Common and Preferred Stock..................................  A-2
 3.2   MTA Common Stock; Fairchild Owned Common Stock.....................  A-4
 3.3   Exchange of Shares.................................................  A-4
 3.4   Stock Options......................................................  A-5
 3.5   Fractional Shares..................................................  A-5
 3.6   No Appraisal Rights................................................  A-5
 3.7   Lost Certificates..................................................  A-5
                                   ARTICLE IV
                          CERTAIN EFFECTS OF THE MERGER
 4.1   Effect of the Merger...............................................  A-5
 4.2   Further Assurances.................................................  A-6
                                    ARTICLE V
                    REPRESENTATIONS AND WARRANTIES OF BANNER
 5.1   Corporate Organization and Qualification...........................  A-6
 5.2   Capitalization.....................................................  A-6
 5.3   Authority Relative to This Agreement...............................  A-6
 5.4   Consents and Approvals; No Violation...............................  A-7
 5.5   SEC Reports; Financial Statements..................................  A-7
 5.6   Absence of Certain Changes or Events...............................  A-7
 5.7   Undisclosed Liabilities............................................  A-8
 5.8   Litigation.........................................................  A-8
 5.9   Registration Statement; Proxy Statement............................  A-8
 5.10  Compliance with Applicable Laws....................................  A-8
 5.11  Opinion of Investment Bankers......................................  A-8

                                                                          Page
                                                                          ----
                                  ARTICLE VI
              REPRESENTATIONS AND WARRANTIES OF FAIRCHILD AND MTA
 6.1   Corporate Organization and Qualification.........................   A-9
 6.2   Capitalization...................................................   A-9
 6.3   Authority Relative to This Agreement.............................   A-9
 6.4   Consents and Approvals; No Violation.............................   A-9
 6.5   SEC Reports......................................................  A-10
 6.6   Registration Statement; Proxy Statement..........................  A-10
 6.7   Undisclosed Liabilities..........................................  A-10
 6.8   Ownership of Shares..............................................  A-10
 6.9   Interim Operations of MTA........................................  A-10
 6.10  Compliance with Applicable Laws..................................  A-10
 6.11  Brokers, Finders or Financial Advisors...........................  A-11
 6.12  Investigation by Fairchild and MTA...............................  A-11
                                  ARTICLE VII
                      STOCKHOLDERS' APPROVAL; SEC MATTERS
 7.1   Stockholders' Approval...........................................  A-11
 7.2   Registration Statement; Proxy....................................  A-11
                                 ARTICLE VIII
                           COVENANTS AND AGREEMENTS
 8.1   Additional Agreements; Cooperation...............................  A-12
 8.2   Publicity........................................................  A-12
 8.3   No Solicitation..................................................  A-12
 8.4   Access to Information............................................  A-12
 8.5   Bank Consents....................................................  A-13
 8.6   Notification of Certain Matters..................................  A-13
 8.7   Fees and Expenses................................................  A-13
 8.8   Conduct of Business of Banner Pending the Merger.................  A-13
 8.9   Indemnification of Directors and Officers........................  A-13
 8.10  Approval of Merger...............................................  A-14
                                  ARTICLE IX
                             CONDITIONS TO CLOSING
 9.1   Conditions to Obligations of Each Party to Effect the Merger.....  A-14
 9.2   Additional Conditions to Obligations of Fairchild................  A-14
 9.3   Additional Conditions to Obligations of Banner...................  A-15
                                   ARTICLE X
                                  TERMINATION
 10.1  Termination by Mutual Consent....................................  A-16
 10.2  Termination by Fairchild, MTA or Banner..........................  A-16
 10.3  Termination by Fairchild or MTA..................................  A-16
 10.4  Termination by Banner............................................  A-16
 10.5  Effect of Termination............................................  A-16

                                                                            Page
                                                                            ----
                                    ARTICLE XI
                                  MISCELLANEOUS
 11.1   Survival of Representations and Warranties........................  A-16
 11.2   Closing and Waiver................................................  A-17
 11.3   Notice............................................................  A-17
 11.4   Counterparts......................................................  A-18
 11.5   Interpretation....................................................  A-18
 11.6   Variations and Amendment..........................................  A-18
 11.7   No Third Party Beneficiaries......................................  A-18
 11.8   Governing Law.....................................................  A-18
 11.9   Entire Agreement..................................................  A-18
 11.10  No Recourse Against Others........................................  A-18
 11.11  Validity..........................................................  A-18
 11.12  No Assignment.....................................................  A-18
 11.13  Joint and Several Liability.......................................  A-18

  AGREEMENT AND PLAN OF MERGER, dated as of January 11, 1999, by and among The Fairchild Corporation, a Delaware corporation ("Fairchild"), MTA, Inc., a Delaware corporation and a wholly-owned subsidiary of Fairchild ("MTA"), and Banner Aerospace, Inc., a Delaware corporation ("Banner").

                             W I T N E S S E T H :

  WHEREAS, the Board of Directors of MTA has approved the merger of MTA with and into Banner (the "Merger") upon the terms and subject to the conditions set forth herein and in accordance with the laws of the State of Delaware;

  WHEREAS, the Board of Directors of Banner, based upon the unanimous recommendation of a special committee of independent directors of Banner, has determined that it is advisable and in the best interests of Banner's stockholders (other than Fairchild, MTA and their affiliates) for MTA to merge with and into Banner upon the terms and subject to the conditions set forth herein and in accordance with the laws of the State of Delaware;

  WHEREAS, the Merger is intended to qualify for Federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

  WHEREAS, Fairchild is the sole owner of all of the outstanding common stock of MTA and the Board of Directors of Fairchild, in Fairchild's capacity as the sole stockholder of MTA and in Fairchild's capacity as party to this Agreement has approved the Merger upon the terms and subject to the conditions set forth herein.

  NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE I

                                     MERGER

  1.1 The Merger. At the Effective Time (as hereinafter defined), MTA shall be merged with and into Banner upon the terms and conditions provided herein and in accordance with the Delaware General Corporation Law (the "DGCL"). The Merger shall have the effect provided in the DGCL. Without limiting the generality of the foregoing, (a) the separate existence and corporate organization of MTA shall cease upon the Merger becoming effective as herein provided and thereupon MTA and Banner shall be a single corporation, Banner (herein sometimes called the "Surviving Corporation"); and (b) the corporate existence of Banner, with all its purposes, powers and objects, shall continue unaffected and unimpaired by the Merger.

  1.2 Filing. As soon as practicable after fulfillment or waiver of the conditions set forth in Sections 9.1, 9.2 and 9.3 or on such later date as may be mutually agreed to between MTA and Banner, the parties hereto will cause to be filed with the office of the Secretary of State of the State of Delaware, a certificate of merger (the "Delaware Certificate of Merger"), in such form as required by, and executed in accordance with, the relevant provisions of the DGCL.

  1.3 Effective Time of the Merger. The Merger shall be effective at the time of the filing of the Delaware Certificate of Merger, or at such later time specified in such Certificate of Merger, which time is herein sometimes referred to as the "Effective Time" and the date thereof is herein sometimes referred to as the "Effective Date."

                                   ARTICLE II

                     CERTIFICATE OF INCORPORATION; BY-LAWS

  2.1 Certificate of Incorporation The Certificate of Incorporation of Banner, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until the same shall thereafter be amended in accordance with law.

  2.2 By-Laws. The By-Laws of Banner, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation until the same shall thereafter be altered, amended or repealed in accordance with law, the Certificate of Incorporation of the Surviving Corporation or said By-Laws.

  2.3 Directors. The directors of Banner at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

  2.4 Officers. The officers of Banner at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

                                  ARTICLE III

                              CONVERSION OF SHARES

  3.1 Banner Common and Preferred Stock. (a) At the Effective Time, each share of common stock, par value $1.00 per share, of Banner (the "Banner Common Stock") issued and outstanding immediately prior to the Effective Time (except for shares, if any (i) owned by Banner as treasury stock, (ii) owned by any wholly owned Subsidiary of Banner, (iii) owned by Fairchild, or its direct or indirect subsidiaries prior to the Merger or (iv) as otherwise provided in
Section 3.2) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive such number of validly issued, fully paid and nonassessable shares (the "Exchange Ratio") of common stock, par value $0.10 per share, of Fairchild (the "Fairchild Common Stock") as equals $11.00 (the "Price Target") divided by the average per share closing price on the New York Stock Exchange (the "NYSE") of the Fairchild Common Stock for the 20 most recent trading days ending on the third trading day prior to the Effective Date; provided that the Exchange Ratio (x) shall not be less than 0.6452, which represents an average Fairchild Common Stock price of $17.05, and (y) shall not exceed 0.7885, which represents an average Fairchild Common Stock price of $13.95, ((x) and (y) being referred to as the "Collar"). The shares of Fairchild Common Stock to be delivered in exchange for shares of Banner Common Stock pursuant to this Section 3.1(a) are hereinafter sometimes called the "Merger Consideration."

  The Merger Consideration set forth above assumes that the value of Banner's holdings of AlliedSignal Inc.'s common stock (the "Allied Stock"), consisting of 1,642,789 shares of Allied Stock (the "Allied Investment"), which excludes Allied Stock owned by Banner subject to hedging arrangements, is between $65,333,719 (the "Allied Floor Value") and $79,855,773 (the "Allied Ceiling Value").

  In the event the Allied Investment is less than the Allied Floor Value at the close of the third trading day prior to the Effective Date, the Price Target shall be decreased as follows:

    (i) the gross amount of the adjustment shall be calculated by subtracting the value of the Allied Investment from the Allied Floor Value and by multiplying such amount by 0.6;

    (ii) the resulting amount shall be divided by the number of all outstanding shares of Banner Common Stock (including shares of Banner Common Stock owned by Fairchild and its direct or indirect subsidiaries and such shares deemed to exist as a result of the mandatory conversion of Banner preferred stock set forth in clause (b) of this Section 3.1); and

    (iii) the per share dollar amount derived from the foregoing steps shall then be subtracted from the Price Target.

  In the event the Allied Investment is greater than the Allied Ceiling Value at the close of the third trading day prior to the Effective Date, the Price Target shall be increased as follows:

    (i) the gross amount of the adjustment shall be calculated by subtracting the Allied Ceiling Value from the value of the Allied Investment and by multiplying such amount by 0.6;

    (ii) the resulting amount shall be divided by all outstanding shares of Banner Common Stock (including shares of Banner Common Stock owned by Fairchild and its direct or indirect subsidiaries and such shares deemed to exist as a result of the mandatory conversion of Banner preferred stock set forth in clause (b) of this Section 3.1); and

    (iii) the per share dollar amount derived from the foregoing steps shall then be added to the Price Target.

  For the purposes of the foregoing, the value of the Allied Investment shall be calculated by adding: (i) the sum of the total number of shares of Allied Stock owned by Banner and its direct or indirect subsidiaries at the close of the third trading day preceding the Effective Date multiplied by the average per share closing price on the NYSE of Allied Stock for the 20 most recent trading days ending on the third trading day prior to the Effective Date, and
(ii) the net pre-tax cash proceeds, if any, received by Banner from the sale or other disposition of any Allied Stock owned or to be received by Banner from the date hereof through the close of the third trading day prior to the Effective Date.

  (b) Immediately prior to the Effective Time, in accordance with Sections 5.1(c), 5.2(b) and 5.3 of the Certificate of Designations, Preferences, Rights and Limitations of the Banner Preferred, each share of Series A Convertible Paid-In-Kind preferred stock, par value $.01 per share and liquidation value $9.20 per share, of Banner (the "Banner Preferred") issued and outstanding (except for shares, if any, owned by Banner as treasury stock or owned by any wholly owned Subsidiary of Banner) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one (1) share of Banner Common Stock. The conversion of Banner Preferred is pursuant to the provisions of Section 5.1(c) of the Certificate of Designation governing the Banner Preferred, whereby shares of Banner Preferred shall be deemed to convert to Banner Common Stock (the "Accelerated Mandatory Conversion"). At the Effective Time, the shares of Banner Common Stock deemed held as a result of the Accelerated Mandatory Conversion shall be converted into the right to receive the Merger Consideration as set forth in Section 3.1(a), above.

  (c) At the Effective Time all outstanding shares of Banner Common Stock, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Banner Common Stock shall thereafter cease to have any rights with respect to such shares of Banner Common Stock, except the right to receive the Merger Consideration for such shares of Banner Common Stock specified in the foregoing clause (a) of this Section 3.1 upon the surrender of such certificate in accordance with Section 3.3.

  (d) Immediately following the Accelerated Mandatory Conversion of shares of Banner Preferred, by virtue of the Accelerated Mandatory Conversion and without any action on the part of the holders thereof, the rights of the holders of any converted shares of Banner Preferred, including without limitation, the right to receive dividends on the next dividend payment date, shall cease and the persons entitled to receive Banner Common Stock upon the Accelerated Mandatory Conversion shall be treated for all purposes as having become the owners of such shares of Banner Common Stock. At the Effective Time, such shares of Banner Common Stock shall cease to exist (as set forth in clause (c), above) and each holder of a certificate formerly representing any shares of Banner Preferred shall thereafter cease to have any rights with respect to such shares of Banner Common Stock as they are deemed to hold, except the right to receive the Merger Consideration for such shares of Banner Common Stock specified in the foregoing clause (a) upon the surrender of such former Banner Preferred certificate in accordance with Section 3.3.

  3.2 MTA Common Stock; Fairchild Owned Stock. (a) At the Effective Time, each share of common stock, par value $1.00 per share, of MTA ("MTA Common Stock") issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation ("Surviving Corporation Common Stock").

  (b) At the Effective Time, all outstanding shares of Banner Common Stock owned by Fairchild or MTA or any subsidiary thereof, by virtue of the Merger and without any action on the part of the holders thereof, shall remain outstanding and without any conversion thereof and no payment shall be made with respect thereto.

  3.3 Exchange of Shares. (a) Fairchild shall designate a bank, trust company or transfer agent (as defined in the rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) reasonably satisfactory to Banner to act as the Exchange Agent (the "Exchange Agent").

  (b) As promptly as practicable, but in no event later than three business days, after the Effective Time, Fairchild shall cause the Exchange Agent to mail to each record holder, as of the Effective Time, of an outstanding certificate or certificates that immediately prior to the Effective Time represented shares of Banner Common Stock or Banner Preferred, as the case may be (collectively, the "Certificates") a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates for exchange.

  (c) Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor that number of shares of Fairchild Common Stock that such holder has the right to receive under this Article III, and such Certificate shall forthwith be cancelled. If any shares of Fairchild Common Stock are to be issued to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of exchange that such surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall pay any transfer or other taxes required by reason of the exchange by a person other than the registered holder of the Certificate surrendered or such person shall establish to the satisfaction of Fairchild that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this
Section 3.3, each Certificate shall represent, for all purposes, the right to receive the Merger Consideration in respect of the number of shares of Banner Common Stock evidenced by such Certificate (or, in the case of Banner Preferred, deemed to be evidenced by such Certificate). No dividends or other distributions that are declared after the Effective Time on shares of Fairchild Common Stock and payable to the holders of record thereof after the Effective Time will be paid to holders of Certificates until such holders surrender their Certificates. Upon such surrender, Fairchild shall deposit with the Exchange Agent and shall cause the Exchange Agent to pay to the record holders of the shares of Fairchild Common Stock representing Merger Consideration, the dividends or other distributions, excluding interest, that became payable after the Effective Time and were not paid because of the delay in surrendering Certificates for exchange.

  (d) From and after the Effective Time, there shall be no transfers on the stock transfer books of Banner of the shares of Banner Common Stock (including deemed Banner Common Stock resulting from the Accelerated Mandatory Conversion of Banner Preferred) that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Fairchild or the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article III.

   (e) None of Banner, Fairchild or the Surviving Corporation shall be liable to any holder of Certificates with respect to any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

   3.4 Stock Options. (a) As of the Effective Time, by virtue of the Merger and without any action on the part of holders thereof, each option (an "Option") which has been granted under the 1990 Non-Qualified and Incentive Stock Option Plan, as amended, of Banner or the 1996 Non-Employee Director Stock Option Plan of Banner or the Stock Award Agreement for Phillipe Hercot dated September 13, 1996 (collectively, the "Option Plans") and is outstanding at the Effective Time, whether or not then exercisable, shall be assumed by Fairchild and shall be deemed to constitute an option to acquire Fairchild Common Stock on the terms and conditions as were applicable under the respective Option, except that (i) each Option shall be exercisable for the greatest number of whole shares of Fairchild Common Stock equal to the product of the number of shares of Banner Common Stock subject to such Option immediately prior to the Effective Time multiplied by the Exchange Ratio; (ii) the exercise price per share of Fairchild Common Stock shall be an amount equal to the exercise price per share of Banner Common Stock specified under such Option in effect immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole cent) and (iii) each Option to the extent not then exercisable, shall become exercisable in full at the Effective Time. As soon as practicable after the Effective Time, Fairchild shall deliver to each holder of an Option an appropriate notice setting forth the holder's right to acquire shares of Fairchild Common Stock, and the Option Agreements of each holder shall be deemed to be appropriately amended so that the Options shall represent the rights set forth above.

   (b) Fairchild shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Fairchild Common Stock for delivery upon exercise of the Options assumed in accordance with Section 3.4(a) and to cause such shares to be registered under the Securities Act of 1933, as amended (the "Securities Act"), and to be listed on the NYSE.

   3.5 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of Banner Common Stock or Banner Preferred who upon surrender of Certificates would be entitled to receive fractional shares of Fairchild Common Stock shall not be entitled to receive dividends on or vote such fractional shares of Fairchild Common Stock and shall receive, in lieu of such fractional shares of Fairchild Common Stock, cash in an amount equal to such fraction multiplied by the Market Value. "Market Value" shall mean the mean between the high and low prices of Fairchild Common Stock as reported on the NYSE on the trading day immediately following the Effective Time. All references in this Agreement to Fairchild Common Stock to be issued as Merger Consideration shall be deemed to include any cash in lieu of fractional shares of Fairchild Common Stock payable pursuant to this Section 3.5.

   3.6 No Appraisal Rights. In accordance with Section 262(b) of the DGCL, no holder of shares of Banner Common Stock or Banner Preferred shall be entitled to appraisal rights.

   3.7 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such reasonable amount as Fairchild may direct as indemnity against any claim that may be made against it with respect to such Certificate, Fairchild will issue, in exchange for such lost, stolen or destroyed Certificate, Fairchild Common Stock and any cash in lieu of fractional shares, and any unpaid dividends and distributions on shares of Fairchild Common Stock deliverable in respect thereof pursuant to this Agreement.

                                   ARTICLE IV

                         CERTAIN EFFECTS OF THE MERGER

   4.1 Effect of the Merger. On and after the Effective Time and pursuant to the DGCL, the Surviving Corporation shall possess all the rights, privileges, immunities, powers, and purposes of each of MTA and Banner; all the property, real and personal, including subscriptions to shares, causes of action and every other asset (including books and records) of MTA and Banner, shall vest in the Surviving Corporation without further act or deed; and the Surviving Corporation shall assume and be liable for all the liabilities, obligations and penalties of MTA and Banner; provided, however, that this shall in no way impair or affect the indemnification obligations of any party pursuant to the indemnification provisions of this Agreement or under any agreements or arrangements with present or former directors and officers of Banner. No liability or obligation due or to become due and no claim or demand for any cause existing against either MTA or Banner, or any stockholder, officer or director thereof, shall be released or impaired by the Merger, and no action or proceeding, whether civil or criminal, then pending by or against MTA or Banner, or any stockholder, officer or director thereof, shall abate or be discontinued by the Merger, but may be enforced, prosecuted, settled or compromised as if the Merger had not occurred, and the Surviving Corporation may be substituted in any such action or proceeding in place of MTA or Banner.

   4.2 Further Assurances. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of either of MTA or Banner, the officers of such corporation are fully authorized in the name of their corporation or otherwise to take, and shall take, all such further action.

                                   ARTICLE V

                    REPRESENTATIONS AND WARRANTIES OF BANNER

   Banner hereby represents and warrants to Fairchild and MTA that:

   5.1 Corporate Organization and Qualification. Each of Banner and its subsidiaries (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification and (iii) has all requisite power and authority to own its properties and to carry on its business as it is now being conducted, except where failure to so qualify, be in good standing or have such power and authority would not, individually or in the aggregate, result in an adverse effect (other than any change resulting from or arising out of the transactions contemplated by this Agreement or the announcement thereof) on the financial condition, business or properties of Banner and its subsidiaries, material to Banner and its subsidiaries as a whole (a "Banner Material Adverse Effect").

   5.2 Capitalization. The authorized capital stock of Banner consists of (i) 50,000,000 shares of Banner Common Stock, of which, as of January 11, 1999, 23,764,262 shares were issued and 21,517,295 shares were outstanding, and (ii) 10,000,000 shares of Banner Preferred, of which, as of January 11, 1999, 4,100,279 shares were issued and 3,493,457 shares were outstanding. All of the outstanding shares have been duly authorized and validly issued and are fully paid and nonassessable. As of January 11, 1999, options to acquire 1,131,300 shares of Banner Common Stock were reserved for issuance upon exercise of outstanding Options pursuant to the Option Plans. Except as set forth above, as otherwise known to Fairchild or MTA, and except for vested options to acquire shares pursuant to the Option Plans, there are not as of the date hereof any outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character to which Banner is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of Banner.

   5.3 Authority Relative to This Agreement. Banner has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Banner of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Banner, based upon the unanimous recommendation of a special committee of independent directors of Banner (the "Special Committee"), and no other corporate proceedings on the part of Banner are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of this Agreement and the Merger by the Stockholders of Banner in accordance with Section 251 of the DGCL, Banner's Certificate of Incorporation and Section 8.1(a) hereof). This Agreement has been duly and validly executed and delivered by Banner and, assuming this Agreement constitutes the valid and binding agreement of Fairchild and MTA and that the aforementioned approval of the stockholders of Banner is obtained, constitutes the valid and binding agreement of Banner, enforceable against Banner in accordance with its terms, except that the enforcement hereof may be limited by
(i) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

   5.4 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Banner nor the consummation by Banner of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws of Banner; (b) require of Banner or its subsidiaries any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) pursuant to the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (ii) the filing of the Certificate of Merger pursuant to the DGCL, (iii) pursuant to state blue sky takeover statutes, (iv) pursuant to NYSE delisting requirements or (v) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not, individually or in the aggregate, have a Banner Material Adverse Effect; (c) except as set forth on
Schedule 5.4 attached hereto and made a part hereof, result in a violation or breach of, or constitute a default under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation by which Banner or any of its subsidiaries may be bound, except for such violations, breaches and defaults as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, have a Banner Material Adverse Effect; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Banner or any of its subsidiaries, except for violations which would not, individually or in the aggregate, have a Banner Material Adverse Effect.

   5.5 SEC Reports; Financial Statements. (a) Since January 1, 1996, Banner has filed all periodic reports required to be filed by it with the Securities and Exchange Commission (the "SEC") pursuant to the federal securities laws and the SEC rules and regulations thereunder, all of which as of their respective dates of filing complied in all material respects with all applicable requirements of the Exchange Act (collectively, the "Banner SEC Reports"). None of the Banner SEC Reports, including, without limitation, any financial statements or schedules included therein, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading provided, however, that no representation or warranty is made with respect to those portions of the Banner SEC Reports that specifically make disclosures or are required to make disclosures with respect to Fairchild.

   (b) The consolidated financial statements (including the related notes thereto) of Banner included in Banner SEC Reports complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as otherwise noted therein) and presented fairly the consolidated financial position of Banner and its consolidated subsidiaries as of their respective dates, and the consolidated results of their operations and cash flows for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and the absence of notes thereto).

   5.6 Absence of Certain Changes or Events. Since the date of this Agreement, or as otherwise known to Fairchild or MTA at or prior to this Agreement, the business of Banner has been carried on only in the ordinary and usual course, and Banner has not suffered any Banner Material Adverse Effect, provided that no representation or warranty is made with respect to any Banner Material Adverse Effect known to or caused by Fairchild or MTA.

   5.7 Undisclosed Liabilities. Except as disclosed in Banner SEC Reports filed prior to the date of this Agreement, as contemplated by this Agreement or as otherwise known to Fairchild or MTA at or prior to the date of this Agreement, there are no liabilities or obligations of Banner or its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute or otherwise, that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of Banner, other than liabilities or obligations (i) incurred in the ordinary course of business consistent with past practice since the date of this Agreement, or (ii) which would not, individually or in the aggregate, have a Banner Material Adverse Effect.

   5.8 Litigation. Except as disclosed in Banner SEC Reports filed prior to the date of this Agreement or for any litigation relating to the transactions contemplated by this Agreement, (i) there are no actions, claims, suits, proceedings or governmental investigations pending or, to the knowledge of Banner, threatened against or involving Banner or any of its subsidiaries which, individually or in the aggregate, are reasonably likely to have a Banner Material Adverse Effect, and (ii) there are no judgments, decrees, injunctions, rules or orders of any court or governmental or regulatory authority applicable to Banner or any of its subsidiaries, which, individually or in the aggregate, would have a Banner Material Adverse Effect.

   5.9 Registration Statement; Proxy Statement. None of the information to be supplied by and relating to Banner for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement (as such terms are hereinafter defined in Section 7.2) will, at the time of the mailing of the Proxy Statement and at the time of the stockholder meeting of Banner in connection with the vote of such stockholders with respect to the Merger and this Agreement (the "Stockholder Meeting"), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Banner should occur that is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Banner. With respect to the information relating to Banner, the Registration Statement and the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. For purposes of this Section 5.9, any statement which is made or incorporated by reference in the Proxy Statement or the Registration Statement shall be deemed modified or superseded to the extent any later filed document incorporated by reference in the Proxy Statement or the Registration Statement or any statement included in the Proxy Statement or the Registration Statement modifies or supersedes such earlier statement.

   5.10 Compliance with Applicable Laws. Except as otherwise known to Fairchild or MTA, Banner and its subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals or all governmental or regulatory authorities necessary for the lawful conduct of their respective businesses, except where the failure to so hold would not, individually or in the aggregate, have a Banner Material Adverse Effect (the "Banner Permits"). Banner and its subsidiaries are in compliance with the terms of Banner Permits, except where the failure so to comply would not, individually or in the aggregate, have a Banner Material Adverse Effect. Except as disclosed in Banner SEC Reports filed prior to the date of this Agreement, the business of Banner is not being conducted in violation of any law, ordinance or regulation of any governmental or regulatory authorities, except for possible violations which, individually or in the aggregate, would not have a Banner Material Adverse Effect.

   5.11 Opinion of Investment Bankers. The Special Committee has received the opinion dated January 11, 1999 (the "Fairness Opinion") of Houlihan Lokey Howard & Zukin (the "Investment Banker"), the Special Committee's investment banker, to the effect that at the time of the execution and delivery of this Agreement the consideration to be received in the Merger is fair to the holders of shares of Banner Common Stock (other than Fairchild and MTA and their affiliates) from a financial point of view.

                                   ARTICLE VI

              REPRESENTATIONS AND WARRANTIES OF FAIRCHILD AND MTA

   Fairchild and MTA represent and warrant, jointly and severally, to Banner that:

   6.1 Corporate Organization and Qualification. Each of Fairchild and its Significant Subsidiaries (as defined in Section 11.5 below) and MTA (i) is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, (ii) is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification and (iii) has all requisite power and authority to own its properties and to carry on its business as it is now being conducted, except where the failure to so qualify, be in such good standing or have such power and authority would not, result in an adverse effect on the financial condition, business or properties of Fairchild and its subsidiaries which would be material to the ability of Fairchild and MTA to fulfill their obligations under this Agreement (a "Fairchild Material Adverse Effect").

   6.2 Capitalization. As of January 8, 1999: (i) the authorized capital stock of Fairchild consisted of 40,000,000 shares of Fairchild Common Stock, 20,000,000 shares of Class B Common Stock, and 10,000,000 shares of Preferred Stock; (ii) 19,218,806 shares of Fairchild Common Stock were issued and outstanding; (iii) 2,624,662 shares of Fairchild Class B Common Stock were issued and outstanding; (iv) no shares of Preferred Stock were issued and outstanding; (v) 7,495,868 shares of Fairchild Common Stock were held in the treasury of Fairchild; (vi) 1,839,831 shares of Fairchild Common Stock were reserved for issuance pursuant to issued but unexercised stock options under Fairchild's stock option plans; and (vii) 900,000 shares of Fairchild Common Stock were reserved for issuance under issued but unexercised warrants to purchase Fairchild's common stock. All of the outstanding shares have been duly authorized and validly issued and are fully paid and nonassessable. Fairchild' stock option plans provide for the issuance of 1,839,831 shares of Fairchild Common Stock under outstanding but unexercised stock options, and allow for the issuance of an additional 509,967 shares of Fairchild Common Stock for future stock option grants.

   6.3 Authority Relative to This Agreement. Each of Fairchild and MTA has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Fairchild and MTA of the transactions contemplated hereby have been duly and validly authorized by the respective Boards of Directors of Fairchild and MTA, and no other corporate proceedings on the part of Fairchild or MTA are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Fairchild and MTA and, assuming this Agreement constitutes the valid and binding agreement of Banner, constitutes the valid and binding agreement of each of Fairchild and MTA, enforceable against each of them in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

   6.4 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Fairchild or MTA nor the consummation by Fairchild or MTA of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Certificate of Incorporation or the Bylaws, respectively, of Fairchild or MTA; (b) require of Fairchild or its subsidiaries (except Banner) any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) pursuant to the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, (ii) the filing of the Certificate of Merger pursuant to the DGCL, (iii) pursuant to NYSE listing requirements with respect to the shares of Fairchild Common Stock constituting the Merger Consideration and shares of Fairchild Common Stock to be issued pursuant to options assumed in accordance with Section 3.4(a) or (iv) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not, individually or in the aggregate, have a Fairchild

Material Adverse Effect; (c) result in a violation or breach of, or constitute a default under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation by which Fairchild or any of its Significant Subsidiaries (other than Banner) may be bound, except for such violations, breaches and defaults as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, have a Fairchild Material Adverse Effect; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Fairchild or any of its subsidiaries (other than Banner), except for violations which would not, individually or in the aggregate, have a Fairchild Material Adverse Effect.

   6.5 SEC Reports. Since January 1, 1996, Fairchild has filed all periodic reports required to be filed by it with the Securities and Exchange Commission (the "SEC") pursuant to the federal securities laws and the SEC rules and regulations thereunder.

   6.6 Registration Statement; Proxy Statement. None of the information to be supplied by Fairchild or MTA for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement (except for information about Banner furnished by Banner to Fairchild) will, at the time of the mailing of the Proxy Statement and at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Fairchild, its officers and directors or any of its subsidiaries shall occur and is required to be described in an amendment of, or a supplement to, the Proxy Statement and the Registration Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Banner. The Registration Statement and the Proxy Statement (except with respect to information relating to Banner) will comply as to form in all material respects with the provisions of the Exchange Act. For purposes of this Section 6.6, any statement which is made or incorporated by reference in the Proxy Statement or the Registration Statement shall be deemed modified or superseded to the extent any later filed document incorporated by reference in the Proxy Statement or the Registration Statement or any statement included in the Proxy Statement or the Registration Statement modifies or supersedes such earlier statement.

   6.7 Undisclosed Liabilities. Since September 27, 1998, except as disclosed in Fairchild's SEC Reports filed prior to the date of this Agreement or as contemplated by this Agreement, there are no liabilities or obligations of Fairchild or its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute or otherwise, that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of Fairchild, other than liabilities or obligations (i) incurred in the ordinary course of business consistent with past practice, or (ii) which would not, individually or in the aggregate, have a Fairchild Material Adverse Effect.

   6.8 Ownership of Shares. As of the date hereof, Fairchild owns directly or indirectly 17,839,974 shares of Banner Common Stock, all of which Fairchild has the right to vote with respect to the transactions contemplated hereby, and 3,413,109 shares of Banner Preferred. Neither Fairchild nor MTA owns or holds any right, option or warrant, or otherwise is a party to any agreement, arrangement or understanding, to acquire Banner Common Stock or Banner Preferred.

   6.9 Interim Operations of MTA. MTA was formed solely for the purpose of engaging in the transaction contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

   6.10 Compliance with Applicable Laws. Except as otherwise known to Banner, Fairchild and its subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals or all governmental or regulatory authorities necessary for the lawful conduct of their respective businesses, except where the failure to so hold would not, individually or in the aggregate, have a Fairchild Material Adverse Effect (the "Fairchild Permits"). Fairchild and its subsidiaries are in compliance with the terms of Fairchild Permits, except where the failure so to comply would not, individually or in the aggregate, have a Fairchild

Material Adverse Effect. Except as disclosed in Fairchild SEC Reports filed prior to the date of this Agreement, the business of Fairchild is not being conducted in violation of any law, ordinance or regulation of any governmental or regulatory authorities, except for possible violations, if any, which, individually or in the aggregate, would not have a Fairchild Material Adverse Effect.

   6.11 Brokers, Finders or Financial Advisors. No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any brokers' or finders' fee or any other commission or similar fee from Banner as a result of Fairchild or MTA being a party hereto or consummating any of the transactions contemplated by this Agreement.

   6.12 Investigation by Fairchild and MTA. Fairchild and MTA have conducted their own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its subsidiaries. Each of Fairchild and MTA:

     (a) acknowledges that, other than as set forth in this Agreement, none of Banner, its subsidiaries or any of their respective directors, officers, employees, affiliates, agents or representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Fairchild or MTA or their respective agents or representatives prior to the execution of this Agreement, and

     (b) agrees, to the fullest extent permitted by law, that none of Banner, its subsidiaries or any of their respective directors, officers, employees, stockholders, affiliates, agents or representatives shall have any liability or responsibility whatsoever to Banner or Fairchild on any basis (including without limitation in contract, tort or otherwise) based upon any information provided or made available, or statements made, to Fairchild or MTA prior to the execution of this Agreement, except for information provided or made available or statements made and known by such parties to be false or misleading in any material respect.

                                  ARTICLE VII

                            STOCKHOLDERS' APPROVAL;
                                  SEC MATTERS

  7.1 Stockholders' Approval (a) Banner shall submit this Agreement and the transactions contemplated hereby for the approval of its stockholders at the Stockholder Meeting as promptly as practicable and shall use all reasonable efforts to obtain stockholder approval and adoption of this Agreement and the transactions contemplated hereby, such Stockholder Meeting to be held as soon as practicable following the date hereof, and Banner shall, through its Board of Directors based upon the recommendation of the Special Committee, recommend to its stockholders approval of the transactions contemplated by this Agreement, subject to the provisions of Section 7.1(b) hereof.

  (b) Notwithstanding the foregoing, the Special Committee or the Board of Directors of Banner may at any time prior to the Effective Time withdraw, modify or change any recommendation and declaration regarding this Agreement or the Merger, or recommend and declare advisable any other offer or proposal, if, in the opinion of the Special Committee or the Board of Directors after consultation with its counsel, the failure to so withdraw, modify or change its recommendation and declaration would be inconsistent with its fiduciary duties to its stockholders under applicable law.

  (c) From the date hereof to the Effective Time, Fairchild and MTA shall not sell or otherwise dispose of any of the Banner Common Stock and Banner Preferred owned by them. At the Stockholder Meeting, or any adjournment thereof, Fairchild and MTA shall vote the shares of Banner Common Stock owned by them in favor of the Merger.

  7.2 Registration Statement; Proxy. Fairchild and Banner will, as promptly as practicable, prepare and file with the SEC a proxy statement, a registration statement on Form S-4 in respect of shares of Fairchild Common Stock comprising the Merger Consideration (the "Registration Statement") and forms of proxy in connection with the vote of Banner's stockholders with respect to the Merger and this Agreement (such proxy statements, together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to Banner's stockholders, are herein called the "Proxy Statement"). Fairchild and Banner will each use all reasonable efforts to cause the Registration Statement to become effective and to cause the Registration Statement and the Proxy Statement to be mailed to stockholders of Banner at the earliest practicable date.

                                  ARTICLE VIII

                            COVENANTS AND AGREEMENTS

  8.1 Additional Agreements; Cooperation. (a) Subject to the terms and conditions herein provided and to the fiduciary obligations owed to their respective stockholders, each of the parties hereto agrees to use its reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, and to cooperate with each other in connection with the foregoing, including using its reasonable efforts (i) to obtain all necessary waivers, consents and approvals from other parties to loan agreements, leases and other contracts, (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, state or foreign law or regulations, (iii) to defend all lawsuits or other legal proceedings commenced or instituted by persons or entities other than the parties hereto challenging this Agreement or the consummation of the transactions contemplated hereby,
(iv) to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, (v) to effect all necessary registrations and filings, including, but not limited to, submissions of information requested by the NYSE or governmental authorities, and (vi) to fulfill all conditions to this Agreement.

  (b) Each of the parties hereto agrees to furnish to the other party hereto such necessary information and reasonable assistance as such other party may request in connection with its preparation of necessary filings or submissions to any regulatory or governmental agency or authority, including, without limitation, any filing necessary under the provisions of the NYSE Rules or any applicable Federal or state statute.

  8.2 Publicity. Banner and Fairchild agree to consult with each other in issuing any press release and with respect to the general content of other public statements with respect to the transactions contemplated hereby, and shall not issue any such press release prior to such consultation, except as may be required by law.

  8.3 No Solicitation. Banner agrees that, except with Fairchild's consent, prior to the Effective Time or unless this Agreement is terminated, it shall not, and shall not authorize or permit any of its directors, officers, employees, agents or representatives to, directly or indirectly, solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving Banner or acquisition of any kind of all or substantially all of the assets or capital stock of Banner (an "Acquisition Transaction") or negotiate, explore or otherwise communicate in any way with any third party (other than Fairchild) with respect to any acquisition transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement; provided, that if at any time prior to the Effective Time, in the opinion of the Special Committee of the Board of Directors after consultation with its counsel, the failure to take any of the actions provided in this Section 8.3 would be inconsistent with the fiduciary duties of such Special Committee to the stockholders of Banner under applicable law, such Special Committee may take any such action.

  8.4 Access to Information. As of the date of this Agreement until the Effective Time, Banner will give Fairchild and its authorized representatives (including counsel, environmental and other consultants, accountants and auditors) full access to all facilities, personnel and operations and to all books and records of it and its subsidiaries, will permit Fairchild to make such inspections as it may require and will cause its officers and those of its subsidiaries to furnish Fairchild with such financial and operating data and other information with respect to its business and properties as Fairchild may request. Any and all information obtained by Fairchild and its authorized representatives in the foregoing manner is hereinafter referred to as the "Confidential Information"; provided, that the term "Confidential Information" shall not include information that at the time of its disclosure or thereafter is generally available and known to the public, was within Fairchild's possession prior to its being furnished to Fairchild by Banner or was acquired or developed by Fairchild without violation of any obligation of Fairchild to Banner or any contractual, legal or fiduciary obligation owed by Fairchild or any other person or entity to Banner. Fairchild and MTA acknowledge that all information designated Confidential Information will be treated in the same manner as Fairchild treats its own confidential information.

  8.5 Bank Consents. Each of Banner and Fairchild will reasonably cooperate with each other to assist the other party in obtaining any consent required from each of Fairchild's and Banner's bank lenders, to effect the Merger.

  8.6 Notification of Certain Matters. Banner or Fairchild, as the case may be, shall promptly notify the other of (i) its obtaining of actual knowledge as to the matters set forth in clauses (x) and (y) below, or (ii) the occurrence, or failure to occur, of any event which occurrence or failure to occur would be likely to cause (x) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time, or (y) any material failure of Banner, Fairchild or MTA, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations or warranties of the parties, the conditions to the obligations of the parties hereunder or any liability that a party hereto may have to another party under this Agreement.

  8.7 Fees and Expenses. In the event this Agreement is terminated, Banner, Fairchild, and MTA shall bear their respective expenses incurred in connection with the Merger, including, without limitation, the preparation, execution and performance of this Agreement and the transactions contemplated hereby, and all fees and expenses of investment bankers, finders, brokers, agents, representatives, counsel and accountants.

   8.8 Conduct of Business of Banner Pending the Merger. Except as contemplated by this Agreement or with Fairchild's consent, during the period from the date of this Agreement to the Effective Time, each of Banner and its subsidiaries will conduct its operations according to its ordinary course of business consistent with past practices, and will use all commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it and will take no action which would materially adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement.

   8.9 Indemnification of Directors and Officers. (a) All rights to indemnification now existing in favor of the present directors or officers of Banner and its respective subsidiaries as provided in the DGCL, their respective certificates or articles of incorporation or by-laws or otherwise in effect on the date hereof shall survive the Merger for a period of six years, and, during such period, the Certificate of Incorporation and Bylaws of the Surviving corporation shall not be amended to reduce or limit the rights of indemnity of the present directors or officers of Banner, or the ability of the Surviving Corporation to indemnify them, nor to hinder, delay or make more difficult the exercise of such rights of indemnity or the ability to indemnify. In addition, Banner (and, after the Effective Time, the Surviving Corporation) shall pay expenses in advance of the final disposition of any action or proceeding to the full extent permitted by law to each director or officer of Banner and its respective subsidiaries seeking indemnification pursuant to the existing rights of indemnification required to be maintained in the preceding sentence upon receipt of an undertaking by such director or officer to repay all amounts so advanced if it is judicially determined that such person is not entitled to indemnification.

   (b) From and after the Effective Time, the Surviving Corporation shall maintain, and Fairchild agrees to cause the Surviving Corporation to maintain, for not less than six years, Banner's current policies of directors' and officers' liability insurance with respect to actions and omissions occurring prior to the Effective Time to the extent available or, if not available, substantially equivalent policies; provided that in no event shall the Surviving Corporation be required to expend to maintain or procure insurance coverage pursuant to this Section 8.9 an amount per annum in excess of 150% of the current annual premiums for the twelve-month period ended September 30, 1998 (the "Maximum Premium") with respect to such insurance or, if the cost of such coverage exceeds the Maximum Premium, the maximum amount of coverage that can be purchased or maintained for the Maximum Premium. In the event any claim is made against present directors or officers of the Company that is covered, in whole or in part, or potentially so covered by insurance, the Surviving Corporation and Fairchild shall do nothing that would forfeit, jeopardize, restrict or limit the insurance coverage available for that claim until the final disposition of that claim. Any such policy may in the sole discretion of the Surviving Corporation be one or more "tail" policies for all or any portion of the six-year period referred to above.

   (c) This Section 8.9 shall survive the consummation of the Merger. The provisions of this Section 8.9 are intended to be for the benefit of, and shall be enforceable by, the present and former directors or officers of Banner, as the case may be. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties or assets to any individual, corporation or any other entity, in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 8.9.

   8.10 Approval of Merger. At the Stockholder Meeting, Fairchild shall vote or cause to be voted all of the Banner Common Stock owned by it in favor of the approval and adoption of this Agreement and the Merger.

                                   ARTICLE IX

                             CONDITIONS TO CLOSING

   9.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver by the Board of Directors of the waiving party (subject to applicable law) at or prior to the Effective Date of each of the following conditions:

     (a) this Agreement and the Merger shall have been duly approved and adopted at the Stockholder Meeting in accordance with the DGCL;

     (b) no order, statute, rule, regulation, executive order, injunction, stay, decree or restraining order shall have been enacted, entered, promulgated or enforced by any court of competent jurisdiction or governmental or regulatory authority or instrumentality that prohibits the consummation of the Merger or the transactions contemplated hereby;

     (c) all necessary consents and approvals of any United States or any other governmental authority or any other third party required for the consummation of the transactions contemplated by this Agreement shall have been obtained except for such consents and approvals the failure to obtain which individually or in the aggregate would not have a material adverse effect on Fairchild (assuming the merger had taken place);

     (d) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect.

   9.2 Additional Conditions to Obligations of Fairchild. The obligations of Fairchild to effect the Merger shall be subject to the fulfillment or waiver (subject to applicable law), at or prior to the Effective Date, of each of the following conditions:

     (a) Banner shall have furnished Fairchild with certified copies of resolutions duly adopted by its Board of Directors approving the execution and delivery of this Agreement and the Merger and all other necessary corporate action to enable Banner to comply with the terms of this Agreement;

     (b) Banner shall have performed or complied in all material respects with all its agreements, obligations and covenants required by this Agreement to be performed by it on or prior to the Effective Date;

     (c) the representations and warranties of Banner contained herein shall be true and correct in all material respects on the date of this Agreement and the Effective Date as though such representations and warranties were made at and on such date;

     (d) there shall not have occurred since the date hereof any material adverse change in the business, operations, assets, financial condition or results of operations of Banner;

     (e) all consents required by Fairchild's and Banner's bank lenders to effect the Merger shall have been obtained; and

     (f) Banner shall have delivered to Fairchild a certificate, dated the Effective Date, of its Senior Vice President and Secretary to the effect of
  (a), (b), (c),(d) and (e), above.

   9.3 Additional Conditions to Obligations of Banner. The obligations of Banner to effect the Merger shall be subject to the fulfillment or waiver (subject to applicable law), at or prior to the Effective Date, of each of the following conditions:

     (a) Each of MTA and Fairchild shall have furnished Banner with certified copies of resolutions duly adopted by its Board of Directors approving the execution and delivery of this Agreement and the Merger and all other necessary corporate action to enable MTA and Fairchild to comply with the terms of this Agreement;

     (b) Banner shall have been furnished with a resolution by the sole stockholder of MTA approving the execution and delivery of this Agreement and the Merger and all other necessary corporate action to enable MTA to comply with the terms of this Agreement;

     (c) MTA and Fairchild shall have performed or complied in all material respects with all its agreements, obligations and covenants required by this Agreement to be performed by it on or prior to the Effective Date;

     (d) the representations and warranties of MTA and Fairchild contained herein shall be true and correct in all material respects on the date of this Agreement and the Effective Date as though such representations and warranties were made at and on such date and Fairchild shall have delivered to Banner a certificate, dated the Effective Date, of its President or Senior Vice President and its Secretary to such effect;

     (e) there shall not have occurred since the date hereof any material adverse change in the business, operations, assets, financial condition or results of operations of Fairchild;

     (f) all consents required by Fairchild's and Banner's bank lenders to effect the Merger shall have been obtained;

     (g) Banner shall have received the Fairness Opinion, which shall not have been revoked, rescinded or annulled;

     (h) the shares of Fairchild Common Stock constituting the Merger Consideration and the shares of Fairchild Common Stock reserved for issuance upon exercise of options assumed in accordance with Section 3.4(a) shall have been listed for trading on the NYSE; and

     (i) Banner shall have delivered to Fairchild a certificate, dated the Effective Date, of its Senior Vice President and Secretary to the effect of
  (a), (b), (c), (d), (e), (f) and (h) above.

                                   ARTICLE X

                                  TERMINATION

   10.1 Termination by Mutual Consent. This Agreement may be abandoned at any time prior to the Effective Time, before or after the approval by stockholders of Banner, by the mutual written consent of all the parties (with the concurrence of the Special Committee).

   10.2 Termination by Fairchild, MTA or Banner. This Agreement may be terminated and the Merger may be abandoned by any of Fairchild, MTA or Banner (with the concurrence of the Special Committee in the case of termination by Banner), before or after the approval by stockholders of Banner if (a) any court of competent jurisdiction in the United States or some other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable, (b) the Merger shall not have been consummated by May 31, 1999, provided that the right to terminate this Agreement pursuant to this Section 10.2(b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement results in the failure of the Merger to occur on or before such date, or (c) this Agreement and the Merger shall have been voted on by stockholders of Banner at the Stockholder Meeting and the vote shall not have been satisfied the condition set forth in Section 9.1(a).

   10.3 Termination by Fairchild or MTA. This Agreement may be terminated and the Merger may be abandoned by Fairchild or MTA, prior to the Effective Time, before or after the approval by stockholders of Banner if Banner shall have failed to perform in any material respect any of its material obligations under this Agreement theretofore to be performed by Banner, which failure to perform has not been cured within 30 days following receipt by Banner of notice of such failure to perform from Fairchild or MTA.

   10.4 Termination by Banner. This Agreement may be terminated by Banner (with the concurrence of the Special Committee), prior to the Effective Time, before or after the approval by stockholders of Banner (a) if Fairchild or MTA shall have failed to perform in any material respect any of their material obligations under this Agreement theretofore to be performed by Fairchild or MTA, which failure to perform has not been cured within 30 days following receipt by Fairchild of notice of such failure to perform from Banner or (b) if, prior to consummation of the Merger, Banner shall have received a bona fide written offer from a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Banner Common Stock and Banner Preferred then outstanding or all or substantially all the assets of Banner and the Special Committee shall have determined in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) that the terms of such offer are more favorable to Banner's stockholders than the Merger.

   10.5 Effect of Termination. In the event of the termination of this Agreement pursuant to the foregoing provisions of this Article X, this Agreement shall become void and have no effect, with no liability on the part of any party or its stockholders or directors or officers in respect thereof except for the provisions of Section 8.9 and agreements which survive the termination of this Agreement and except for liability that MTA, Fairchild or Banner might have arising from a breach of this Agreement.

                                   ARTICLE XI

                                 MISCELLANEOUS

   11.1 Survival of Representations and Warranties. All representations and warranties made in this Agreement and in any document or instrument delivered pursuant to this Agreement shall not survive beyond the earlier of termination of this Agreement or the Effective Time. This Section 11.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

   11.2 Closing and Waiver. If this Agreement shall not have been terminated in accordance with the provisions of Section 10.1 hereof, a closing (the "Closing" and the date and time thereof being the "Effective Time") will be held as soon as practicable after the conditions set forth in Article IX shall have been satisfied or waived. The Closing will be held at the offices of Cahill Gordon & Reindel, 80 Pine Street, New York, New York or at such other places as the parties may agree. Immediately thereafter, the Delaware Certificate of Merger will be filed.

   (a) At any time prior to the Effective Date, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of any other party hereto, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing duly authorized by and signed on behalf of such party.

   11.3 Notice. (a) Any notice or communication to any party hereto shall be duly given if in writing and delivered in person or mailed by first class mail (registered or certified, return receipt requested), or overnight air courier guaranteeing next day delivery, to such other party's address.

   If to Fairchild or MTA:

       45025 Aviation Drive
       Suite 400
       Dulles, VA 20166
       Attention: Donald Miller, Esq.

       with a copy to:

       James J. Clark, Esq.
       Cahill Gordon & Reindel
       80 Pine Street
       New York, NY 10005

   If to Banner:

       45025 Aviation Drive
       Suite 300
       Dulles, VA 20166
       Attention: Warren Persavich

       with copies to

       Steven L. Gerard
       Great Point Capital, Inc.
       150 East 61 Street
       New York, NY 10021

         and

       Steven Wolosky, Esq.
       Olshan Grundman Frome Rosenzweig & Wolosky LLP
       505 Park Avenue
       New York, NY 10022

   (b) All notices and communications will be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, if mailed; and the next business day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

   11.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

   11.5 Interpretation. The headings of articles and sections herein are for convenience of reference, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof. As used in this Agreement, "person" means any individual, corporation, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof; "subsidiary" of any person means (i) a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by such person or by one or more other subsidiaries of such person or by such person and one or more subsidiaries thereof or (ii) any other person (other than a corporation) in which such person, or one or more other subsidiaries of such person or such person and one or more other subsidiaries thereof, directly or indirectly, have more than a majority ownership and voting power relating to the policies, management and affairs thereof; and "voting stock" of any person means capital stock of such person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency and "knowledge" (or words of similar import) with regard to a party to this agreement shall mean the actual knowledge of any officer of such party. "Significant Subsidiary" shall have the meaning ascribed to it under Rule 1-02 of Regulation S-X of the SEC.

   11.6 Variations and Amendment. This Agreement may be varied or amended only by written action of Banner (with the concurrence of the Special Committee) and Fairchild, before or after the Stockholder Meeting at any time prior to the Effective Time.

   11.7 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any person or entity which is not a party or permitted assignee of a party to this Agreement.

   11.8 Governing Law. This Agreement shall be governed by the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable Delaware principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

   11.9 Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

   11.10 No Recourse Against Others. No director, officer or employee, as such, of Banner, MTA or Fairchild or any of their respective subsidiaries shall have any liability for any obligations of Banner, MTA or Fairchild, respectively, under this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

   11.11 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

   11.12 No Assignment. Neither this Agreement, nor any of the rights, interests or obligations hereunder, shall be transferred or assigned (except in the case of MTA, by operation of law upon consummation of the Merger) without the prior written consent of the other parties hereto.

   11.13 Joint and Several Liability. Fairchild and MTA shall be jointly and severally liable for all of the covenants, agreements and obligations made or incurred by either of them under this Agreement.

   IN WITNESS WHEREOF, the parties hereto have caused this Merger Agreement to be executed by their duly authorized officers all as of the day and year first above written.

                                          Banner Aerospace, Inc.

                                          By:
                                                -------------------------------
                                            Name:
                                            Title:

                                          The Fairchild Corporation

                                          By:
                                                -------------------------------
                                            Name:
                                            Title:

                                          MTA, Inc.

                                          By:
                                                -------------------------------
                                            Name:
                                            Title:

                                                                    SCHEDULE 5.4

                             CONSENTS AND APPROVALS

   Section 10.10 of the Second Amended and Restated Credit Agreement dated as of December 12, 1996 among Banner and Banner Subsidiaries (collectively, the "Borrowers"), Citicorp USA, Inc., as Administrative Agent and Arranger, and Nationsbank, N.A., as Co-Arranger, Co-Agent and Syndications Agent, prohibits the Borrowers from entering into any merger or consolidation.

                                                                      APPENDIX B

              [Letterhead of Houlihan, Lokey Howard & Zukin Capital]

                                                                January 11, 1999


The Special Committee of the Board of Directors of Banner Aerospace, Inc. c/o Mr. Steven L. Gerard
Chairman of the Special Committee of the Board of Directors
150 East 61st Street
New York, NY 10021

Gentlemen:

  We understand that The Fairchild Corporation ("Fairchild") has proposed to purchase the remaining outstanding shares of Banner Aerospace, Inc. ("Banner" or the "Company") that it does not already own for $11.00 per share payable in Fairchild common stock pursuant to the terms of an agreement and plan of merger (the "Agreement") dated January 11, 1999, among the Company, Fairchild and MTA, Inc., a wholly owned subsidiary of Fairchild. As more specifically set forth in the Agreement, each Banner shareholder will be entitled to receive common stock in Fairchild at the exchange rate of $11.00 per Banner share subject to certain adjustments in the Agreement. Such transaction and all related transactions are referred to collectively herein as the "Transaction."

  You have requested our opinion (the Opinion) as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction.

  In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

    1. reviewed the Company's annual reports to shareholders and Form 10-K for the fiscal years ended March 31, 1995 through March 31, 1998 and quarterly reports on Form 10-Q for the two quarters ended September 30, 1998, and interim financial statements for the period ended October 31, 1998, which the Company's management has identified as being the most current financial statements available;

    2. reviewed Fairchild's annual reports to shareholders and Form 10-K for the fiscal years ended June 30, 1995 through June 30, 1998, and quarterly report on Form 10-Q of Fairchild for the quarter ended September 30, 1998;

    3. reviewed Fairchild's results, prepared by management, for the fiscal year ending June 30, 1998, pro-forma the acquisition of Kaynar Technologies Inc.;

    4. reviewed a draft copy of the Agreement among The Fairchild
  Corporation, MTA, Inc. and Banner Aerospace, Inc. dated January 1999;

    5. met with certain members of the senior management of the Company and Fairchild to discuss the operations, financial condition, future prospects and projected operations and performance of the Company and Fairchild, respectively;

    6. visited the business offices of the Company and Fairchild located in Chantilly, Virginia;

    7. reviewed pro forma financial statements and projections for the Company and Fairchild dated December 30, 1998 prepared by the management of the Company and Fairchild for the years ending June 30, 1998 through 2004;

    8. reviewed the charter and by-laws of the Company;

    9. reviewed the historical market prices and trading volume for the Company's and Fairchild's publicly traded securities;

    10. reviewed certain other publicly available financial data for certain companies that we deemed comparable to the Company and Fairchild, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction;

    11. reviewed drafts of certain documents to be delivered at the closing of the Transaction; and

    12. conducted such other studies, analyses and inquiries as we have deemed appropriate.

  We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company and Fairchild, and, except as disclosed in such financial forecasts and projections, that there has been no material change in the assets, financial condition, business or prospects of the Company or Fairchild since the date of the most recent financial statements made available to us.

  We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company or Fairchild and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company or Fairchild. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

  Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the public common stockholders of the Company in connection with the Transaction is fair to them from a financial point of view.

                                        HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law (the "DGCL") makes provision for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify the officers and directors of the registrant under certain circumstances for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").

   The registrant's Bylaws (the "Bylaws") provide that the registrant may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of registrant), by reason of the fact that he is or was a director, officer, employee or agent of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Item 21. Exhibits and Financial Statement Schedules.

  (a) Exhibits

 Exhibit No.                             Description
 -----------                             -----------
     3.1     Registrant's Restated Certificate of Incorporation (incorporated by reference to Exhibit "C" of Registrant's Proxy Statement dated
             October 27, 1989).
     3.2     Registrant's Amended and Restated By-Laws, as amended as of
             November 21, 1996 (incorporated by reference to the Registrant's quarterly Form 10-Q for the quarter ended December 29, 1996 (the
             "December 1996 10-Q")).
     4.1     Specimen of Class A Common Stock certificate (incorporated by reference to Registration Statement No. 33-15359 on Form S-2).
     4.2     Specimen of Class B Common Stock certificate (incorporated by reference to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1989 (the "1989 10-K"))
     5.1     Opinion of Cahill Gordon & Reindel as to the legality of the
             Common Stock.*
    10.      Material Contracts

(Stock Option Plans)

    10.1     1988 U.K. Stock Option Plan of Banner Industries, Inc.
             (incorporated by reference from Registrant's Annual Report on Form
             10-K for the fiscal year ended June 30, 1988)
             (the "1988 10-K").
    10.2 Description of grants of stock options to non-employee directors of Registrant (incorporated by reference to the 1988 10-K).
    10.3 1986 Non-Qualified and Incentive Stock Option Plan (incorporated by reference to Registrant's Proxy Statement dated November 15,
             1990).
    10.4 1986 Non-Qualified and Incentive Stock Option Plan (incorporated by reference to Registrant's Proxy Statement dated November 21,
             1997).
    10.5 1996 Non-Employee Directors Stock Option Plan (incorporated by reference to Registrant's Proxy Statement dated November 21,
             1997).
    10.6 Stock Option Deferral Plan dated February 9, 1998 (incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 29, 1998) (the "March 1998 10-Q").

(Employee Agreememt)

 TT
 10.7  Amended and Restated Employment Agreement between Registrant and Jeffrey
       J. Steiner dated September 10, 1992 (incorporated by reference from
       Registrants Annual Report on Form 10-K for the fiscal year ended June
       30, 1993) (the "1993 10-K").
 10.8  Letter Agreement dated September 9, 1996, between Registrant and Colin
       M. Cohen (incorporated by reference from Registrant's Annual Report on
       Form 10-K for the fiscal year ended June 30, 1997) (the "1997 10-K").
 10.9 Employment Agreement between RHI Holdings, Inc., and Jacques Moskovic, dated as of December 29, 1994 (incorporated by reference to the Registrant's Annual Report on Form 10-K/A for the fiscal year ended June
       30, 1996) (the "l996 10-K/A").
 10.10 Employment Agreement between Fairchild France, Inc., and Jacques
       Moskovic, dated as of December 29, 1994 (incorporated by reference to the 1996 10-K/A).
 10.11 Employment Agreement between Fairchild France, Inc., Fairchild CDI,
       S.A., and Jacques Moskovic, dated as of April 18, 1997 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1995) (the "l995 10-K").
 10.12 Employment Agreement between Robert Edwards and Fairchild Holding Corp., dated March 2, 1998 (incorporated by reference to the March 1998 10-Q).
 10.13 Letter Agreement dated February 27, 1998, between Registrant and John L.
       Flynn (incorporated by reference to the March 1998 10-Q).
 10.14 Letter Agreement dated February 27, 1998, between Registrant and Donald
       E. Miller (incorporated by reference to the March 1998 10-Q).
 10.15 Promissory Note in the amount of $100,000, issued by Robert Sharpe to the Registrant, dated July 1, 1998 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June
       30, 1998) (the "1998 10-K").
 10.16 Promissory Note in the amount of $200,000 issued by Robert Sharpe to the Registrant, dated July 1, 1998 (incorporated by reference to the 1998
       10-K).

(Credit Agreements)

 TT
 10.15 Credit Agreement dated as of March 13, 1996, among Fairchild Holding
       Corporation ("FHC"),
       Citicorp USA, Inc. and certain financial institutions (incorporated by reference from Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1996) (the "1996 10-K").
 10.16 Restated and Amended Credit Agreement dated as of July 26, 1996, (the
       "FHC Credit Agreement"), among FHC, Citicorp USA, Inc. and certain financial institutions (incorporated by reference to the 1996 10-K).
 10.17 Amendment No. 1, dated as of January 21, 1997, to the FHC Credit
       Agreement dated as of March 13, 1996 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March
       30, 1997) (the "March 1997 10-Q").
 10.18 Amendment No. 2 and Consent, dated as of February 21, 1997, to the FHC
       Credit Agreement dated as of March 13, 1996 (incorporated by reference to the March 30,1997 10-Q).
 10.19 Amendment No. 3, dated as of June 30,1997, to the FHC Credit Agreement dated as of March 13, 1996 (incorporated by reference to the 1997 10-K).
 10.20 Second Amended And Restated Credit Agreement dated as of July 18, 1997, to the FHC Credit Agreement dated as of March 13, 1996 (incorporated by reference to the 1997 10-K).
 10.21 Restated and Amended Credit Agreement dated as of May 27, 1996, (the
       "RHI Credit Agreement"), among RHI, Citicorp USA, Inc. and certain financial institutions. (incorporated by reference to the 1996 10-K).

 TT
 10.22 Amendment No. 1 dated as of July 29, 1996, to the RHI Credit Agreement
       (incorporated by reference to the 1996 10-K).
 10.23 Amendment No. 2 dated as of April 7, 1997, to the RHI Credit Agreement
       (incorporated by reference to the 1997 10-K).
 10.24 Amendment No. 3 dated as of September 26, 1997, to the RHI Credit
       Agreement (incorporated by reference to the Registrant's Quarterly
       Report on Form 10-Q for the quarter ended September 28, 1997) (the
       "September 1997 10-Q").
 10.25 Third Amended and Restated Credit Agreement, dated as of December 19,
       1997, among RHI, FHC, the Registrant, Citicorp USA, Inc. and certain financial institutions (incorporated by reference to the Registrant's
       Quarterly Report on Form 10-Q for the quarter ended December 28, 1997)
       (the "December 1997 10-Q").
 10.26 Interest Rate Hedge Agreement between Registrant and Citibank, N.A.
       dated as of August 19, 1997 (incorporated by reference to the September
       1997 10-Q).
 10.27 Amendment dated as of December 23,1997, to the Interest Rate Hedge
       Agreement between Registrant and Registrant and Citibank, N.A. dated as of August 19, 1997 (incorporated by reference to the December 1997 10-
       Q).
 10.28 Amendment dated as of January 14, 1997, to the Interest Rate Hedge
       Agreement between Registrant and Citibank, N.A. dated as of August 19,
       1997 (incorporated by reference to the March 1998 10-Q).

(Stinbes Warrants)

 TT
 10.29 Form Warrant Agreement (including form of Warrant) issued by the Company to Drexel Burnham Lambert on March 13, 1986, subsequently purchased by
       Jeffrey Steiner and subsequently assigned to Stinbes Limited (an affiliate Jeffrey Steiner), for the purchase of Class A or Class B
       Common Stock (incorporated herein by reference to Exhibit 4(c) of Fairchild's Registration Statement No. 33-3521 on Form S-2).
 10.30 Form Warrant Agreement issued to Stinbes Limited dated as of September
       26, 1997, effective retroactively as of February 21, 1997 (incorporated by reference to the September 1997 10-Q).
 10.31 Extension of Warrant Agreement between Registrant and Stinbes Limited for 375,000 shares of Class A or Class B Common Stock dated as of September 26, 1997, effective retroactively as of February 21, 1997
       (incorporated by reference to the September 1997 10-Q).
 10.32 Amendment of Warrant Agreement dated February 9, 1998, between the
       Registrant and Stinbes Limited (incorporated by reference to the March
       1998 10-Q).

(Other Material Contracts)

 TT
 10.33 Agreement and Plan of Reorganization by and among The Fairchild
       Corporation, Dah Dah, Inc. and Kaynar Technologies Inc. dated as of
       December 26, 1998 (incorporated by reference to Registrant's Report on
       Form 8-K dated December 30, 1998).
 10.34 Voting and Option Agreement by and among The Fairchild Corporation, Dah
       Dah, Inc., CFE Inc., and General Electric Capital Corporation dated as of December 26, 1998 (incorporated by reference to Registrant's Report on Form 8-K dated December 30, 1998).
 10.35 Voting Agreement by and between The Fairchild Corporation and Jordan A.
       Law dated as of December 26, 1998 (incorporated by reference to Registrant's Report on Form 8-K dated December 30, 1998).
 10.36 Voting Agreement by and between The Fairchild Corporation and David A.
       Warner dated as of December 26, 1998 (incorporated by reference to Registrant's Report on Form 8-K dated December 30, 1998).
 10.37 Voting Agreement by and between The Fairchild Corporation and Robert L.
       Beers dated as of December 26, 1998 (incorporated by reference to Registrant's Report on Form 8-K dated December 30, 1998).

 TT
 10.38 Voting Agreement by and between The Fairchild Corporation and LeRoy A.
       Dack dated as of December 26, 1998 (incorporated by reference to Registrant's Report on Form 8-K dated December 30, 1998).
 10.39 Asset Purchase Agreement dated as of December 8, 1997, among Banner
       Aerospace, Inc. and seven of its subsidiaries (Adams Industries, Inc., Aerospace Bearing Support, Inc., Aircraft Bearing Corporation, Banner
       Distribution, Inc., Burbank Aircraft Supply, Inc., Harco, Inc. and
       PacAero), AlliedSignal Inc. and AS BAR LLC (incorporated by reference to
       Banner Aerospace, Inc.'s Report on Form 8-K dated January 28, 1998).
 10.40 Asset Purchase Agreement dated as of December 8, 1997, among Banner
       Aerospace, Inc. and two of its subsidiaries (PB Herndon Aerospace, Inc.
       and Banner Aerospace Services, Inc.), AlliedSignal Inc. and AS BAR PBH
       LLC (incorporated by reference to Banner Aerospace, Inc.'s Report on
       Form 8-K dated January 28, 1998).
 10.41 Registration Rights Agreement between Registrant and Banner Aerospace,
       Inc., dated as of July 7, 1998 (incorporated by reference to the 1998
       10-K).
 10.42 Agreement and Plan of Merger dated January 28, 1998, as amended on
       February 20, 1998, and March 2, 1998, between the Company and the shareholders' of Special-T Fasteners (incorporated by reference to Form
       8-K dated as of March 2, 1998 filed by Fairchild on March 12, 1998).
 10.43 Stock Purchase Agreement dated November 25, 1997 between RHI Holdings,
       Inc. and Intermedia Communications Inc. (incorporated by reference to
       Schedule 13D/A (Amendment No. 4) dated as of November 25, 1997 filed by
       Fairchild on December 1, 1997).
 10.44 Stock Option Agreement dated November 20, 1997 between RHI Holdings,
       Inc. and Intermedia Communications Inc. (incorporated by reference to
       Scheduled 13D/A (Amendment No. 4) dated as of November 25, 1997 filed by
       Fairchild on December 1, 1997).
 10.45 Voting Agreement dated as of July 16,1997, between RHI Holdings, Inc., and Tel-Save Holdings, Inc., (incorporated by reference to the Registrant's Schedule 13D/A, Amendment No. 3, filed July 22, 1997, regarding Registrant's stock ownership in Shared Technologies Fairchild
       Inc.)
 10.46 Agreement and Plan of Merger dated as of November 9, 1995 by and among The Fairchild Corporation, RHI, FII and Shared Technologies, Inc. ("STI
       Merger Agreement") (incorporated by reference from the Registrant's Form
       8-K dated as of November 9,1995).
 10.47 Amendment No. 1 to STI Merger Agreement dated as of February 2, 1996
       (incorporated by reference from the Registrant's Form 8-K dated as of March 13,1996).
 10.48 Amendment No. 2 to STI Merger Agreement dated as of February 23, 1996
       (incorporated by reference from the Registrant's Form 8-K dated as of March 13, 1996).
 10.49 Amendment No. 3 to STI Merger Agreement dated as of March 1, 1996
       (incorporated by reference from the Registrant's Form 8-K dated as of March 13, 1996).
 10.50 Stock Exchange Agreement between The Fairchild Corporation and Banner
       Aerospace, Inc. pursuant to which the Registrant exchanged Harco, Inc.
       for shares of Banner Aerospace, Inc. (incorporated by reference to the Banner Aerospace, Inc. Definitive Proxy Statement dated and filed with the SEC on February 23, 1996 with respect to the Special Meeting of Shareholders of Banner Aerospace, Inc. held on March 12, 1996).
 10.51 Asset Purchase Agreement dated as of January 23, 1996, between The
       Fairchild Corporation, RHI and Cincinnati Milacron, Inc. (incorporated by reference from the Registrant's Form 8-K dated as of January 26,
       1996).
 10.52 Purchase Agreement by and between BTR Dunlop Holdings, Inc., RHI
       Holdings, Inc., and Registrant, dated as of December 2, 1993
       (incorporated by reference to Registrant's current report on Form 8-K dated December 23, 1993).

 TT
 10.53 Allocation Agreement dated April 13, 1992 by and among The Fairchild
       Corporation, RHI, Rex-PT Holdings, Rexnord Corporation, Rexnord Puerto
       Rico, Inc. and Rexnord Canada Limited (incorporated by reference to 1992
       10-K).
 10.54 Agreement and Plan of Merger by and between the Fairchild Corporation, MTA, Inc. and Banner Aerospace, Inc. dated as of January 11, 1999.
       (filed within as Appendix "A" to the Proxy Statement/Prospectus included as part of this Registration Statement)
 11.1 Statement Regarding Computations of per share Earnings (incorporated by reference from the Fairchild Form 10-K for the fiscal year ended June
       30, 1998).
 21.1 List of Subsidiaries of Registrant (incorporated by reference from the Fairchild Form 10-K for the fiscal year ended June 30, 1997).
 23.1  Consent of Arthur Andersen LLP, independent public accountants.
 23.2 Consent of Basaran Serbest Muhasebeci Mali Musavirlik A.S., independent public accountants.
 23.3  Consent of Cahill Gordon & Reindel (to be included in Exhibit 5.1).

--------
* To be filed by amendment.

Item 22. Undertakings.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, subject to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. The undersigned Registrant hereby undertakes:

     (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that it incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (3) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4 within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (5) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; or

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (6) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (7) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 15, 1999.

                                          The Fairchild Corporation

                                             /s/ Donald E. Miller
                                          By: _________________________________
                                             Name   Donald E. Miller
                                             Title  Executive Vice President


   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on January 15, 1999.

               Signature                                   Title

       /s/ Jeffrey J. Steiner           Chairman of the Board, Chief Executive
-------------------------------------    Officer
         Jeffrey J. Steiner

        /s/ Michael T. Alcox            Director
-------------------------------------
          Michael T. Alcox

       /s/ Melville R. Barlow           Director
-------------------------------------
         Melville R. Barlow

       /s/ Mortimer M. Caplin           Director
-------------------------------------
         Mortimer M. Caplin

         /s/ Colin M. Cohen             Senior Vice President, Chief Financial
-------------------------------------    Officer, Controller and Director
           Colin M. Cohen                (Principal Accounting Officer)
                                         (Principal Financial Officer)

          /s/ Philip David              Director
-------------------------------------
            Philip David

        /s/ Robert E. Edwards           Director
-------------------------------------
          Robert E. Edwards

               Signature                                   Title

        /s/ Harold J. Harris            Director
-------------------------------------
          Harold J. Harris

          /s/ Daniel Lebard             Director
-------------------------------------
            Daniel Lebard

       /s/ Jacques S. Moskovic          Director
-------------------------------------
         Jacques S. Moskovic

                                        Director
-------------------------------------
          Herbert S. Richey

                                        Director
-------------------------------------
            Moshe Sanbar

                                        Director
-------------------------------------
         Robert A. Sharpe II

         /s/ Eric I. Steiner            President, Chief Operating Officer and
-------------------------------------    Director
           Eric I. Steiner

LOGO
PROXY                                                                 PROXY

                             BANNER AEROSPACE, INC.


                 SPECIAL MEETING, [                    ], 1999
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     Eugene W. Juris, Warren D. Persavich and Bradley T. Lough, each with power of substitution, are hereby authorized to vote all shares of common stock of Banner Aerospace, Inc. which the undersigned would be entitled to vote if personally present at the Special Meeting of Stockholders of Banner Aerospace,
Inc., to be held on [          ], 1999, and at any adjournments, as designated
on the reverse hereof.

     A MAJORITY (OR IF ANY ONE, THEN THAT ONE) OF THE ABOVE PERSONS OR THEIR SUBSTITUTES WHO SHALL BE PRESENT AND ACTING AT THE MEETING SHALL HAVE THE POWERS CONFERRED HEREBY.

           PLEASE MARK, SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY

                          USING THE ENCLOSED ENVELOPE.


           DO NOT SUBMIT ANY STOCK CERTIFICATES WITH THIS PROXY CARD.


                 (Continued and to be signed on reverse side.)

     PLEASE MARK VOTE IN OVAL IN THE FOLLOWING MANNER USING DARK INK ONLY.
            A Vote FOR approval and adoption of the below-described
                 Agreement and Plan of Merger is recommended by
                            the Board of Directors.

1. To consider and act upon a proposal to adopt an Agreement and Plan of Merger among Banner Aerospace, Inc., The Fairchild Corporation and Merger Sub, Inc., as more fully described in the accompanying Proxy Statement.

          FOR               AGAINST               ABSTAIN

2. To transact such other business as may property come before the meeting or any adjournment or postponement thereof.

                    This Proxy when property executed will be voted in the manner directed herein by the undersigned stockholders). If no direction is made, this Proxy will be voted for proposal no. 1 above and will be voted as recommended by the Proxy holders listed on the reverse hereof as to any other matters which may property come before the meeting.

                                   Dated:  ______________, 1999
                    Signature(s) ______________________________
                    ___________________________________________

                    Signature of Stockholder(s)--please sign name exactly as imprinted (do not print). Please indicate any change of address. NOTE: Executors, administrators, trustees and others signing in a representative capacity should indicate the capacity in which they sign. if shares are held jointly, EACH holder should sign.